As filed with the Securities and Exchange Commission on November 6, 2007.

Registration No. 333-147070

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM F-1

REGISTRATION STATEMENT
Under the Securities Act of 1933

GLOBAL SHIP LEASE, INC.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Fourth Floor
Millbank Business Centre, Millbank Tower
London SW1P 4QP
United Kingdom
44 (0) 20 7802 5100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Antonios C. Backos, Esq. Lowell D. Ness, Esq. Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue New York, New York 10103 (212) 506-5000 (Phone) (212) 506-5151 (Fax)	Gary Sellers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (Phone) (212) 455-2502 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Common shares, par value $0.01 per share, including preferred share purchase rights(3)	$455,981,704.50	$13,998.64(4)
(1)	Includes common shares that may be purchased from the Registrant by the underwriters pursuant to an over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Rights to purchase preferred shares will initially trade together with the common shares. The value attributable to the rights to purchase preferred shares, if any, will be reflected in the market price of the common shares.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	November 6, 2007

18,881,230 Common Shares

This is the initial public offering of our common shares. No public market currently exists for our common shares. We are offering all of the 18,881,230 common shares offered by this prospectus. We expect the public offering price to be between $19.00 and $21.00 per common share.

Our common shares have been approved for listing on The New York Stock Exchange under the symbol ‘‘GSL.’’

Investing in our common shares involves a high degree of risk. Before buying any common shares, you should read the discussion of material risks of investing in our common shares in ‘‘Risk factors’’ beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 2,832,184 common shares at the public offering price, less the underwriting discounts and commissions payable to us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $              and our total proceeds, before expenses, will be $             .

Each of our common shares includes one right that, under certain circumstances, entitles the holder to purchase from us one-thousandth of a preferred share at a purchase price of $25.00, subject to specified adjustments.

The underwriters are offering our common shares as set forth under ‘‘Underwriting.’’ Delivery of our common shares will be made on or about                 , 2007.

UBS Investment Bank	Citi
JPMorgan
Fortis Securities LLC	DnB NOR Markets

CMA CGM Matisse* (2,262 TEU)

CMA CGM La Tour* (2,272 TEU)

CMA CGM Berlioz* (6,627 TEU)

*	Pursuant to our charter agreements, the charterer has the right to place its name and logo on each of the vessels it charters.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

TABLE OF CONTENTS

Prospectus summary	1
The offering	7
Summary carve-out financial and other data	9
Enforceability of civil liabilities	11
Industry and market data	11
Risk factors	12
Special note regarding forward-looking statements	29
Use of proceeds	31
Dividend policy	32
Capitalization	35
Dilution	36
Selected historical carve-out financial and operating data	37
Unaudited pro forma financial information	39
Management’s discussion and analysis of financial condition and results of operations	52
The international containership industry	65
Business	79
Acquisition of our initial and contracted fleet	96
Our credit facility	99
Management	103
Our Ship Manager and management related agreements	108
Related party transactions	111
Principal shareholders	113
Shares eligible for future sale	114
Description of capital stock	116
Marshall Islands company considerations	124
Tax considerations	127
Underwriting	134
Other expenses of issuance and distribution	140
Legal matters	141
Experts	141
Where you can find more information	142
Glossary of shipping terms	143
Index to financial statements	F-1

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Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. While this summary highlights what we consider to be the most important information about us, the common shares we are offering as well as information regarding our business and detailed financial data, you should carefully read this prospectus and the registration statement of which this prospectus forms a part in their entirety before investing in our common shares, especially the risks of investing in our common shares, which we discuss under ‘‘Risk factors,’’ and the financial statements and related notes beginning on page F-1. Unless we specify otherwise, all references to and data regarding our business and our vessels in this prospectus refer to our initial fleet, first contracted fleet and second contracted fleet.

Unless the context requires otherwise, the words ‘‘Global Ship Lease,’’ ‘‘we,’’ ‘‘company,’’ ‘‘us’’ and ‘‘our’’ refer to Global Ship Lease, Inc. and its wholly owned subsidiaries, and the words ‘‘CMA CGM’’ refer to CMA CGM S.A. and its wholly owned subsidiaries.

For the definition of certain shipping terms used in this prospectus, see ‘‘Glossary of shipping terms’’ at the end of this prospectus.

Unless otherwise indicated, all references to ‘‘$’’ and ‘‘dollars’’ in this prospectus are in United States dollars. We use the term ‘‘TEU,’’ meaning 20-foot equivalent unit, the international standard measure of container size, in describing the capacity of our containerships, which we also refer to as our vessels. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

Unless we specifically state otherwise, the information in this prospectus assumes that the underwriters will not exercise their option to purchase up to an additional 2,832,184 common shares from us to cover over-allotments, if any. This option is described in ‘‘Underwriting.’’

BUSINESS OVERVIEW

We are a Republic of the Marshall Islands corporation incorporated on May 3, 2007 to acquire a fleet of modern, high quality containerships of diverse sizes. We will purchase the vessels in our initial and contracted fleet from CMA CGM and will derive initially all of our revenue from CMA CGM, which will be our only charterer following this offering. Our business strategy is to expand our fleet through additional vessel acquisitions and to charter those vessels under long-term, fixed-rate charters to reputable container shipping companies, including CMA CGM.

We will acquire 10 secondhand vessels and two newbuildings from CMA CGM and certain of its vessel-owning subsidiaries following the closing of this public offering. We refer to these 12 containerships collectively as our ‘‘initial fleet.’’ Our initial fleet will have an aggregate capacity of 36,322 TEU and a weighted average age of 5.3 years upon delivery. In addition to our initial fleet, we will also acquire from CMA CGM and its subsidiaries four secondhand vessels and one newbuilding, with an additional aggregate capacity of 29,975 TEU and a weighted average age of 3.4 years at the time of their delivery. Three of the secondhand vessels and the newbuilding are scheduled for delivery in December 2008 and we refer to these containerships as our ‘‘first contracted fleet.’’ The remaining secondhand vessel is scheduled for delivery in July 2009 and we refer to this vessel as our ‘‘second contracted fleet’’ and, together with our first contracted fleet, our ‘‘contracted fleet.’’ We refer to our combined initial fleet and contracted fleet as our ‘‘initial and contracted fleet.’’

Prior to this offering, we were a wholly owned subsidiary of CMA CGM. CMA CGM, a French corporation, is the third largest container shipping company in the world, operating a fleet of 378 ships with a total capacity of 881,468 TEU as of September 30, 2007. Following this offering, assuming no other issuances of our shares and after giving effect to the private placement of approximately 3.3 million common shares at the initial public offering price as partial payment for our initial fleet, CMA CGM will beneficially own 15% of our outstanding common shares (or 13.3%, if the underwriters exercise their over-allotment option in full). In connection with our acquisition of the vessels of the first contracted fleet, we will issue additional common shares to CMA CGM at the initial public offering share price and, assuming that we do not issue any additional equity interest other than in connection with this offering and our purchase of our initial fleet, CMA CGM will thereafter beneficially own approximately 30% of our common shares then outstanding.

Upon completion of the acquisition of our initial and contracted fleet, we will own a modern, high quality fleet of containerships ranging in sizes from 2,207 TEU to 10,960 TEU, with an average capacity of approximately 3,900 TEU. Our initial and contracted fleet will have an aggregate capacity of 66,297 TEU and a weighted average age of approximately 5.5 years upon delivery of all of our vessels, which we expect to occur by the third quarter 2009. Upon completion of this offering, all of our vessels in our initial and contracted fleet will be initially time chartered to CMA CGM for terms between five and 17 years equal to a non-weighted average term of 11 years. We refer to CMA CGM, in its capacity as our initial charterer, as our Charterer. We intend to gain new container shipping companies as our customers and increase the size of our fleet beyond our initial and contracted fleet through acquisitions of newbuildings and secondhand vessels.

Our management team has extensive background in the shipping industry. Flemming R. Jacobs, our Chairman of the board of directors, has over 40 years of experience in the shipping industry, Ian J. Webber, our Chief Executive Officer, has over 12 years of experience in the shipping industry, Susan J. Cook, our Chief Financial Officer, has 15 years of experience in the shipping industry, Thomas A. Lister, our designated Chief Commercial Officer, has 15 years of experience in liner shipping and ship finance and Captain Ib Fruergaard, a member of our board of directors, has over 40 years of technical and management experience in the shipping industry.

Our management team will undertake all management of and strategy for our fleet, and supervise the day-to-day ship management of our vessels that will be initially provided by CMA Ship Management, a wholly owned subsidiary of CMA CGM. We refer to CMA Ship Management as our Ship Manager. Pursuant to our ship management agreements, we will pay the Ship Manager a fixed management fee per vessel and we will reimburse the Ship Manager for operating expenses incurred by it on our behalf, up to a quarterly cap. The global expense agreement establishes the quarterly cap and the Ship Manager will bear the amount of operating costs incurred on our behalf in excess of a quarterly cap.

As of September 30, 2007, CMA CGM managed 68 container vessels, varying in capacity from 133 TEU to 9,415 TEU. We believe CMA CGM has substantial experience in providing high-quality operational services in an efficient manner.

In addition, upon completion of this offering, we will enter into a transitional services agreement with CMA CGM for an initial term of six months pursuant to which CMA CGM will provide administrative and support services to us upon our request. We believe that this services agreement will allow us to commence our operations more efficiently.

OUR FLEET

All vessels in our initial and contracted fleet will be initially time chartered to CMA CGM for terms ranging from five to 17 years and a non-weighted average term of 11 years. The following chart provides information about our initial and contracted fleet:

Vessel Name	Size (TEU)	Year Built	Time Charter (years)	Projected Commencement of Charter
Initial Fleet:
Ville d’Orion	4,113	1997	5	On delivery following the offering
Ville d’Aquarius	4,113	1996	5	On delivery following the offering
CMA CGM Matisse	2,262	1999	9	On delivery following the offering
CMA CGM Utrillo	2,262	1999	9	On delivery following the offering
MOL Rainbow	2,207	2003	10	On delivery following the offering
Julie Delmas	2,207	2002	10	On delivery following the offering
Kumasi	2,207	2002	10	On delivery following the offering
Marie Delmas	2,207	2002	10	On delivery following the offering
CMA CGM La Tour	2,272	2001	9	On delivery following the offering
CMA CGM Manet	2,272	2001	9	On delivery following the offering
CMA CGM Alcazar (Newbuilding 1)	5,100	2007	13	On delivery following the offering
CMA CGM Château d’lf (Newbuilding 2)	5,100	2007	13	December 2007
First Contracted Fleet:
Hull 4.126 (Newbuilding 3)	10,960	2008	17	December 2008
CMA CGM Jamaica	4,298	2006	14	December 2008
CMA CGM Sambhar	4,045	2006	14	December 2008
CMA CGM America	4,045	2006	14	December 2008
Second Contracted Fleet:
CMA CGM Berlioz	6,627	2001	12	July 2009

The aggregate purchase price for our initial fleet is $573.0 million. We intend to finance the vessels of our initial fleet with (1) the issuance of approximately 3.3 million common shares to CMA CGM at the initial public offering per share price, (2) $334.9 million of the net proceeds from this offering (based on an initial public offering price of $20.00 per common share, which is the mid-point of the price range indicated on the front cover of this prospectus) and (3) borrowings of $171.5 million under our credit facility. Under the terms of the asset purchase agreement, we will acquire the 10 secondhand vessels and one newbuilding of our initial fleet, within 10 business days of the closing of this offering. We expect to acquire the other newbuilding of our initial fleet in December 2007.

The aggregate purchase price for the four vessels of our first contracted fleet is $355.0 million. We expect to finance the purchase price with (1) the issuance of common shares at the initial public offering price to CMA CGM totaling $95.2 million, which, at $20.00 per common share (the mid-point of the price range indicated on the front cover of this prospectus), would be approximately 4.8 million common shares and (2) borrowings of $259.8 million under our credit facility. If the underwriters exercise their over-allotment option in full, the portion of the purchase price paid in common shares will increase to $119.5 million, or 6.0 million common shares, and the borrowings under our credit facility will decrease to $235.5 million. Assuming that we do not issue any additional equity interest other than our common shares issued in connection with this offering and the purchase of our initial fleet, CMA CGM, after receiving payment for our first contracted fleet, will hold approximately 30% of our outstanding common shares.

The purchase price of our second contracted fleet is $82.0 million and will be financed by borrowings under our credit facility.

OUR COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

Stable cash flows based on long-term, fixed-rate charters with staggered expirations.    All of the vessels in our initial and contracted fleet are, or upon delivery to us will be, subject to long-term, fixed-rate charters. As a result, our revenues have long-term stability and are protected from the volatility of the spot market and short-term charter rates. In addition, because of our fixed fee and capped operating cost arrangements under our ship management agreements and the global expense agreement, we expect to have relatively stable operating costs and expenses until at least 2010.

Modern, high quality fleet of diverse sizes.    Upon delivery of our initial and contracted fleet, our fleet will have a weighted average age of approximately 5.5 years as of July 2009, compared to a non-weighted average age for the world containership fleet, as of August 31, 2007, of 11 years. Our initial and contracted fleet has been, and the newbuildings will be, built to high standards by reputable shipyards. We believe that owning a modern, high quality and well maintained fleet reduces the number of off-hire days, decreases operating costs, improves safety and provides us with a competitive advantage in securing future employment for our vessels. Our initial and contracted fleet will range in capacity from 2,207 TEU to 10,960 TEU with an average TEU capacity of approximately 3,900, and eight of the ships in our fleet are geared. This diversity will allow our vessels to operate on different trading routes and offer increased flexibility in the re-charter market.

Financial strength and flexibility.    Upon completion of this offering, we expect to enter into an $800.0 million credit facility to finance, in part, the acquisition of our initial and contracted fleet. After payment for our initial and contracted fleet, we expect to have $281.2 million of undrawn availability under our credit facility. We believe that this remaining availability under our credit facility, together with our policy of retaining a portion of our cash flows for re-investment, will afford us significant financial strength and flexibility to meet our capital expenditures and allow us to fund selective acquisitions.

Experienced management team.    Members of our management team and board of directors have extensive experience in the international container shipping industry and have long-term relationships with companies, individuals and institutions within the industry. Although certain of our competitors may have similar long-standing relationships with companies with which we would seek to do business, we believe that we will be able to capitalize on our management and board of director’s experience and relationships to identify future acquisitions and charter opportunities and expand our customer base. See ‘‘Management’’ for an expanded discussion of the background of our management team and board of directors.

OUR BUSINESS STRATEGIES

We will seek to increase distributable cash flow per common share by following certain business strategies. The key elements of our business strategies are:

Make strategic acquisitions of vessels.    We intend to increase the size of our fleet beyond our initial and contracted fleet through selective acquisitions of newbuildings and secondhand vessels. We expect to have financial flexibility through, in part, the remaining capacity under our credit facility, to purchase additional vessels to increase distributable cash flow per share.

Expand and develop our customer relationships.    We intend to add new container shipping companies as customers. As container shipping companies continue to increase their use of chartered-in vessels in order to add capacity to their existing trade routes and establish new trade routes, we believe that the strong relationships of our management and board of directors with other reputable container shipping companies will enhance our ability to secure new customers and diversify our revenue base.

Focus on long-term, fixed-rate charters.    Although initially CMA CGM will be our sole charterer and our sole source of operating cash flows, our business strategy is to enter into long-term, fixed-rate charters with a wide group of reputable container shipping companies, including CMA CGM, which will provide us with stable future cash flows.

Maintain a high quality, diverse fleet.    We believe that our ability to maintain and increase our customer base will depend largely on the quality and diversity of our fleet and our competitive terms. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing and marketing future employment for our vessels. We also believe that our fleet which includes a number of sister ships will be attractive to container shipping companies.

Continue to outsource ship management services.    The technical management of our fleet will be provided initially by our Ship Manager, a wholly owned subsidiary of CMA CGM. CMA CGM has substantial experience in providing high-quality operational services in an efficient manner. We will continue to monitor our Ship Manager to ensure that our fleet is well managed on competitive market terms. See ‘‘Related party transactions’’ for a discussion of the ship management services provided by our initial Ship Manager.

Maintain financial strength and flexibility.    We intend to preserve our financial strength and flexibility, initially through the available funds from our credit facility, in order to take advantage of market conditions and pursue expansion opportunities.

An investment in our common shares involves risks and we can provide no assurance that we will be able to implement our business strategies described above. We urge you to consider carefully all factors set forth in the section of this prospectus entitled ‘‘Risk factors.’’

INDUSTRY TRENDS

According to Drewry Shipping Consultants Limited, or Drewry, the container shipping industry has exhibited high demand growth with a compound annual growth rate in volume terms (as measured in TEU capacity) of approximately 10% over the period from 2001 to 2006. This growth represents a multiple of approximately three times the growth in global GDP over the same period. The high growth rate was mainly due to the following factors:

increases in world trade;

increases in global sourcing and manufacturing; and

continuing penetration by containerization of traditional shipping sectors, such as bulk and refrigerated cargo markets.

In September 2007, Drewry estimated that world container traffic (measured in TEU capacity) may grow by 10.8% from 2007 to 2008, and may continue to grow at a similar high rate thereafter.

As the industry has grown, charter owners with a business like ours have increased their share of global container ship fleet ownership and have become responsible for a substantial portion of containership capacity as the container shipping companies have sought to reduce their direct capital requirements and achieve greater fleet flexibility by chartering in tonnage rather than buying vessels. According to Drewry, chartered-in vessels accounted for approximately 49% of the top 10 container shipping companies’ capacity in March 2007, compared to approximately 30% in 1997. We believe that we are able to capitalize on this growth by offering container shipping companies competitively priced charters of newbuildings and secondhand vessels to either grow their fleet or to replace owned or other chartered vessels with long-term chartered vessels.

Although the container shipping industry has exhibited high growth, the financial performance of charter owners and container shipping companies has been cyclical due to periodic imbalances in the supply of containerships and the demand for container shipping services. According to Drewry, in August 2007, the containership newbuilding orderbook in terms of TEU size was 60.4% of the existing cellular containership fleet. Most of the orderbook will be delivered into the world’s fleet over the next four years; therefore, the annual containership newbuilding orderbook equates to approximately 15% of the existing cellular containership fleet, which is a rate closer to the rate of global containerized trade. If demand growth is not at a level sufficient to absorb this additional capacity, an oversupply may result which could cause freight rates to fall and thereby reduce the financial performance of container shipping companies and place a downward pressure on ship charter rates, particularly in the short term charter market. These declines could then affect the overall financial results of charter owners. On the other hand, if demand growth subsequently catches up with, and then exceeds, supply growth, there may be a shortage of capacity which may drive up freight and charter rates. We believe that our focus on securing long-term charters with staggered expiration dates will help insulate us from this short term market volatility.

We cannot offer assurances that the industry trends described above will continue following the completion of this offering. For a discussion of the risks related to our industry, see ‘‘Risk factors.’’

DIVIDEND POLICY

We intend to pay regular quarterly dividends to the holders of our common shares, commencing in February 2008. We expect our dividends will be substantially equal to the available cash from operations during the previous quarter (which equals revenue less costs and expenses under ship management agreements and other cash expenses such as costs related to insurance, accidents and incidents) less interest payments on our outstanding debt, capital expenditures and any amounts we put in reserves (as determined by our board of directors) for drydocking, vessel or fleet acquisitions and other capital expenditures and debt repayments. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our objective to grow our dividend payments through acquisitions of additional vessels, beyond our initial and contracted fleet, which we expect will increase our distributable cash flow per share. There can be no assurance that we will be successful in meeting this objective or that we will pay regular quarterly dividends in the future.

Based on the assumptions and the other matters set forth in ‘‘Dividend policy’’ and subject to the matters set forth under ‘‘Risk factors,’’ we estimate that the total amount of cash available for distribution (1) as an initial dividend (payable in February 2008) will be $0.11 per share and (2) as our second dividend (payable in May 2008) will be $0.37 per share. The initial dividend will reflect the period between the commencement of our operations, which is assumed to be November 21, 2007 and December 31, 2007 and our second dividend will reflect our first full quarter of operations.

The declaration and payment of any dividend is subject at all times to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our credit facility, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

We cannot assure you that our future dividends will be distributed in the frequency set forth in this prospectus, or that our estimate of cash available for distribution or our estimated future dividends for our initial and second distribution periods will in fact be equal to the amount set forth above or elsewhere in this prospectus. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability and assumes that we do not make any vessel acquisitions beyond those set forth in this prospectus. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to distribute no dividends or may significantly reduce the dividends we project in this prospectus. As a result, the amount of dividends actually paid, if any, may vary from the amount currently estimated and such variations may be material. See ‘‘Risk factors’’ for a discussion of the risks associated with our ability to pay dividends.

CORPORATE INFORMATION

We maintain our principal executive offices at Fourth Floor, Millbank Business Centre, Millbank Tower, London SW1P 4QP, United Kingdom. Our telephone number at that address is 44 (0) 20 7802 5100. Our website address will be www.globalshiplease.com. Information that will be available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this prospectus.

The offering

Common shares offered to the public in this offering

18,881,230 common shares.

Shares outstanding immediately after this offering

22,250,711 common shares.

Use of proceeds

We estimate that the net proceeds to us from this offering after expenses will be $349.9 million, based on an initial public offering price of $20.00 per common share, which is the mid-point of the price range indicated on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use $334.9 million of the net proceeds from this offering to finance our initial fleet together with the issuance of approximately 3.3 million common shares to CMA CGM the initial public offering per share price and borrowings of $171.5 million under our credit facility. We intend to use the remaining $15.0 million of the net proceeds from this offering to finance a restricted cash balance reserve as required by the terms of our credit facility.

We anticipate that we will acquire all of the vessels of our first contracted fleet, including one newbuilding and three secondhand vessels, from CMA CGM in December 2008. The aggregate purchase price for the vessels of our first contracted fleet is $355.0 million. We expect to finance the purchase price of the four vessels in our first contracted fleet with (1) the issuance of common shares at the initial public offering price to CMA CGM totaling $95.2 million, which, at $20.00 per common share (the mid-point of the price range indicated on the front cover of this prospectus), would be approximately 4.8 million common shares and (2) borrowings of $259.8 million under our credit facility. If the underwriters exercise their over-allotment option in full, the portion of the purchase price to be paid in common shares will increase to $119.5 million, or 6.0 million common shares, and the borrowings under our credit facility will decrease to $235.5 million. Assuming that we do not issue any additional equity interest other than the common shares issued in connection with this offering and the purchase of our initial fleet, CMA CGM, after receiving payment for our first contracted fleet, will hold approximately 30% of our outstanding common shares.

We expect to acquire one secondhand vessel in July 2009 with borrowings of $82.0 million under our credit facility. This vessel will comprise our second contracted fleet.

See ‘‘Use of proceeds’’ for more detailed information.

Tax considerations

We believe that, under current United States federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be taxable as ‘‘qualified dividend income’’ (subject to a maximum 15% United States federal income tax rate through 2010). See ‘‘Tax considerations — United States Federal Income Taxation of United States Holders — Distributions’’ for information regarding the eligibility requirements for ‘‘qualified dividend income’’ and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by us from constituting qualified dividend income. Other portions of the distributions you receive from us will be treated as a non-taxable return of capital to the extent of your tax basis in your common shares and, thereafter, as gain.

New York Stock Exchange listing

Our common shares have been approved for listing on The New York Stock Exchange under the symbol ‘‘GSL.’’

Risk factors

Investments in our common shares involve a high degree of risk. You should carefully consider the risks described in ‘‘Risk factors’’ together with all of the other information included in this prospectus before deciding to invest in our common shares.

Summary carve-out financial and other data

You should read the information set forth below in conjunction with ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and our predecessor’s carve-out financial statements and notes thereto, which we refer to as our carve-out financial statements, included elsewhere in this prospectus. We use the term ‘‘predecessor’’ to mean the container shipping services provided by the 10 secondhand vessels in our initial fleet that are currently owned by CMA CGM, rather than any particular entity or entities.

The summary carve-out financial data set forth below for the years ended December 31, 2006, 2005 and 2004 and for the six-month period ended June 30, 2007 and 2006 have been derived from our predecessor’s audited and unaudited carve-out financial statements included in this prospectus. The Summary pro forma financial information and other data set forth below as of December 31, 2006 and for the six-month period ended June 30, 2007 have been derived from our predecessor’s unaudited pro forma financial information included elsewhere in this prospectus. Certain financial information has been rounded, and, as a result, certain totals shown in this prospectus may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals. In addition, as discussed elsewhere in this prospectus, significant changes will occur to our operating structure upon completion of this offering and the acquisition of our initial fleet. Accordingly, the summary historical carve-out financial data, which include the trading activities of the vessels earning freight rates or revenue from carrying cargo for third party customers, are not indicative of the results we would have achieved had we historically operated as an independent shipowner company earning charterhire, as we intend to do, or of our future results. This information should be read together with, and is qualified in its entirety by, our predecessor’s historical, annual and interim carve-out financial statements and the notes thereto included elsewhere in this prospectus. The unaudited pro forma statement of operations for the period presented has been prepared as if we had completed this offering, acquired our initial fleet of 12 vessels and entered into our charter arrangements with our Charterer, our ship management agreements with our Ship Manager and our financing arrangements with Fortis Bank (Nederland) N.V., Citibank International Plc and HSH Nordbank AG, as of the beginning of the period presented. The unaudited pro forma balance sheet information has been prepared as if these events had occurred on June 30, 2007. Such information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred as of these dates and it is not representative of our results of operations or financial positions for any future periods.

See ‘‘Unaudited pro forma financial information,’’ and the notes thereto, for a detailed explanation of the adjustments to our annual and interim carve-out financial statements that were made to produce the pro forma information presented below.

	Selected historical carve-out financial information					Selected pro forma financial information (unaudited)
	Six-month period ended June 30, (unaudited)		Year ended December 31,			Six-month period ended June 30, 2007	Year ended December 31, 2006
	2007	2006	2006	2005	2004
	(in millions, except per share data)
Statement of income
Operating revenues:
Freight revenue	$171.9	$148.0	$299.6	$111.6	$58.1	$—	$—
Time charter revenue	—	—	—	—	—	45.3	91.1
Operating expenses:
Voyage expenses	(119.4)	(101.6)	(213.1)	(70.2)	(38.6)	—	—
Vessel expenses	(11.7)	(11.4)	(22.6)	(13.7)	(8.7)	(14.9)	(29.0)
Depreciation	(7.3)	(8.6)	(16.7)	(7.2)	(5.3)	(8.2)	(16.6)
Amortization of deferred charges	—	—	—	—	—	(0.6)	(1.3)
General and administrative	(5.7)	(5.8)	(11.3)	(2.7)	(1.3)	(3.9)	(7.9)
Other operating income/(expense)	2.6	9.3	11.9	(2.5)	—	—	—
Total operating expenses	(141.5)	(118.0)	(251.9)	(96.2)	(53.9)	(27.7)	(54.8)
Operating income	30.4	30.0	47.7	15.4	4.2	17.6	36.3
Interest expense	(5.1)	(8.0)	(15.1)	(6.4)	(2.6)	(5.6)	(11.2)

	Selected historical carve-out financial information					Selected pro forma financial information (unaudited)
	Six-month period ended June 30, (unaudited)		Year ended December 31,			Six-month period ended June 30, 2007	Year ended December 31, 2006
	2007	2006	2006	2005	2004
	(in millions, except per share data)
Income before income taxes	25.4	22.0	32.7	9.0	1.7	12.0	25.1
Taxes on income	—	—	—	—	—	(0.0)	(0.1)
Net income	$25.4	$22.0	$32.7	$9.0	$1.7	$12.0	$25.0
Unaudited pro forma net income per share in $ per share
Basic	4.98	n/a	6.41	n/a	n/a	0.54	1.12
Diluted	4.98	n/a	6.41	n/a	n/a	0.54	1.12
Unaudited pro forma weighted average number of common shares outstanding
Basic	5,097,920	n/a	5,097,920	n/a	n/a	22,250,711	22,250,711
Diluted	5,097,920	n/a	5,097,920	n/a	n/a	22,250,711	22,250,711
Statement of cash flow
Net cash from operating activities	$26.3	$19.2	$22.8	$17.4	$3.0	(1)	(1)
Balance sheet data (at period end)
Total current assets	40.0	n/a	32.1	11.2	n/a	—	n/a
Total vessels	283.0	n/a	286.2	177.8	n/a	468.6	n/a
Total assets	386.5	n/a	344.5	203.0	n/a	491.5	n/a
Long-term debt	119.7	n/a	121.3	100.4	n/a	177.0	n/a
Total Group equity	203.5	n/a	170.0	18.4	n/a	314.5	n/a

(1)

No pro forma statement of cash flow has been prepared in connection with this offering.

Enforceability of civil liabilities

Global Ship Lease, Inc. is a Marshall Islands company and our principal executive offices are located outside the United States in the United Kingdom. A majority of our directors and officers and certain of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and certain of our experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, it is uncertain whether the courts of the Marshall Islands or the United Kingdom would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Industry and market data

Drewry Shipping Consultants Limited, or Drewry, an independent consulting company, has provided us with statistical data regarding the containership industry that we use in the discussion of the containership industry contained in ‘‘Business overview,’’ ‘‘Industry trends,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations,’’ ‘‘The international containership industry’’ and ‘‘Business.’’ Drewry has advised us that the statistical information contained herein is drawn from its database and a number of industry sources and that this information is a general, accurate description of the international container shipping industry. Drewry’s methodologies for collecting data, however, and therefore the data collected, may differ from those of other sources, and its data cannot reflect all of the actual transactions occurring in the market. We believe that the information and the data provided by Drewry is accurate in all material respects and we have relied upon such information for purposes of this prospectus.

Risk factors

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before deciding to invest in our common shares. If any of the following risks actually occurs, it may materially harm our business, results of operations or financial condition. As a result, the market price of our common shares may decline, our ability to pay dividends could be impaired and you might lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

Our growth depends on our ability to expand our relationship with our existing Charterer and obtain new charterers, for which we will face substantial competition.

One of our principal objectives is to acquire additional vessels to be chartered out to our Charterer or to other charterers. The process of obtaining new charterers is highly competitive and often takes several months. Charters are awarded based upon a variety of factors relating to the vessel owner, including:

competitiveness of overall price;

containership experience and quality of ship operations (including cost effectiveness);

shipping industry relationships and reputation for reliability, customer service and safety;

quality and experience of seafaring crew;

the ability to finance containerships at competitive rates and financial stability generally;

relationships with shipyards and the ability to get suitable berths for newbuildings; and

construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications.

We expect substantial competition in expanding our business, including with respect to obtaining new containership charters, from a number of experienced and substantial companies. Many of these competitors currently have significantly greater financial resources than we do, can therefore operate larger fleets and may be able to offer better charter rates. There may be an increasing number of owners with vessels available for charter, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to maintain or expand our relationships with our Charterer or to obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

We cannot assure you that we will pay any dividends and our dividend policy is subject to change at the discretion of our board of directors.

We intend to pay regular quarterly dividends. The declaration and payment of dividends is subject at all times to the discretion of our board of directors. We expect our dividends will be substantially equal to the available cash from our operations during the previous quarter (which equals revenue less costs and expenses under ship management agreements and other cash expenses), less interest payments on our outstanding debt, capital expenditures and any amounts we put in reserve (as determined by our board of directors) for drydocking, vessel acquisitions, other capital expenditures and debt repayments. We expect that our expenses will initially consist primarily of ship operating costs and management fees payable under our ship management agreements, salaries and benefits of our executive officers, directors’ fees, salaries and benefits for non-executive officers and employees and general and administrative expenses, including payments of insurance premiums. There can be no assurance that our actual results will be as anticipated, that our board will not increase the level of reserves or otherwise change our dividend policy or that we will not have additional cash expenses or liabilities, including extraordinary expenses.

Risk factors

The amounts of future dividends set forth in ‘‘Prospectus summary’’ and ‘‘Dividend policy’’ represent only estimates of future dividends based on our charters, estimated ship management costs, estimates of the delivery dates for our initial and contracted fleet, other expenses and the other matters and assumptions set forth therein and assume that none of our expenses will increase during the periods presented in those sections.

The timing and amount of future dividends, if any, could also be affected by various factors, including:

our earnings, financial condition and anticipated cash requirements;

delays in acquiring any or all of the vessels in our initial and contracted fleet;

unexpected repairs to, or required capital expenditures on, vessels or drydocking costs in excess of amounts held in reserve;

additional acquisitions of vessels (other than our contracted fleet);

the loss of a vessel;

restrictions under our credit facility and in any future debt agreements; and

the provisions under Marshall Islands law affecting distributions to shareholders, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such dividend.

We may be unable to make or realize expected benefits from vessel acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes, among other things, selectively acquiring newbuildings and secondhand vessels. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ acquired vessels under long-term charters or have ship management agreements with similar or better terms than those we have obtained from our Ship Manager or that we will not incur significant expenses and losses in connection with our future growth.

Factors that may limit our ability to acquire additional vessels include the limited shipyard capacity for newbuildings, the relatively small number of independent fleet owners and the limited number of modern vessels with appropriate characteristics not subject to existing long-term or other charters. Competition from other purchasers could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel may not be profitable to us and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

fail to obtain financing, ship management agreements and charters on acceptable terms in order to make any acquisition accretive to earnings and dividends per common share;

be unable, including through our ship managers, to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

fail to realize anticipated benefits cost savings or cash flow enhancements;

decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

Risk factors

incur or assume unanticipated liabilities, losses or costs associated with the vessels acquired; or

not be able to maintain our ability to pay regular dividends.

Unlike newbuildings, secondhand vessels typically do not carry warranties as to their condition at the time of acquisition. While we would inspect existing containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of a containership’s condition as if it had been built for us and operated by us during its life. Future repairs and maintenance costs for existing vessels may be difficult to predict and may be substantially higher than for equivalent vessels we have operated since they were built. These additional costs could decrease our cash flow and reduce our liquidity and our ability to pay dividends.

We cannot assure you that we will be able to borrow amounts under our credit facility, and restrictive covenants in our credit facility may impose financial and other restrictions on us, such as limiting our ability to pay dividends.

In connection with this offering, we will establish an $800.0 million credit facility with Fortis Bank (Nederland) N.V., Citibank International Plc and HSH Nordbank AG, which we intend to use to acquire our initial and contracted fleet, acquire additional vessels and fund working capital, among other things. Our ability to borrow amounts under the credit facility will be subject to the execution of customary documentation, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Our ability to borrow funds from the credit facility to acquire additional vessels and include them in the security package under the credit facility will be partially dependent on whether the purchase of the acquired vessels meets certain financial criteria, and whether the vessels meet certain age and minimum capacity requirements and are to be employed by an acceptable charterer. In addition, as a condition for obtaining financing from our lenders, every one of our vessels needs to be certified ‘‘in class’’ by a member of the International Association of Classification Societies Ltd. Four of the vessels in our initial fleet currently have recommendations. Our ability to borrow amounts under the credit facility will also be subject to, among other things, all of our borrowings under the credit facility not exceeding 70% of the aggregate charter-free market value of the vessels that are chartered to the Charterer or otherwise employed by an acceptable charterer and that secure our obligations under the credit facility.

Additionally, our credit facility will provide that we may not pay dividends if there is a continuing default under the facility. We will also be prohibited from paying dividends if the payment of the dividend would result in a default and any payments to be made into the retention account are not fully up to date. Our ability to declare and pay dividends will therefore depend on whether we are in compliance with our credit facility. Our credit facility is a revolving credit facility and we may be required to make repayments under the facility although these repayments may be redrawn. It is probable that the market value of our vessels will decrease over time, as vessels generally decrease in value as they age. In addition, the market value of our vessels can fluctuate substantially depending on market supply and demand for vessels. Consequently, the ratio of our outstanding borrowings under our credit facility relative to the asset value of our vessels will likely increase, which will negatively affect our ability to comply with our financial ratio covenants. This, in turn, will impact our ability to pay dividend payments. In addition, following five years from the date of the closing of the credit facility, the amounts available for borrowing will be permanently reduced. Therefore, unless we are able to use other sources or refinance borrowings under our credit facility with new indebtedness that has a later maturity date, following five years after the date of the closing of the credit facility, the amount of cash that we will have available to pay as dividends in any period will be decreased by the amount of any principal repayments that we are required to make.

The credit facility will impose additional operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

incur additional indebtedness in the vessel owning subsidiaries, including through the issuance of guarantees;

change the management of our vessels without the prior consent of the lender;

permit liens on our assets;

Risk factors

sell our vessels or change the ownership of our subsidiaries;

merge or consolidate with, or transfer all or substantially all our assets to, another person; and

enter into certain types of charters.

Therefore, we may need to seek consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities. See ‘‘Our credit facility.’’

Our ability to pay dividends is limited by our payments to CMA CGM and by Marshall Islands law.

In addition to limiting payments of dividends if we are, or could become, insolvent, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares). For accounting purposes, we will be deemed to be under common control of CMA CGM at the time of this offering. We will therefore treat the difference between our initial fleet’s purchase price over our initial fleet’s book value as a distribution to CMA CGM. This deemed distribution will reduce the size of our surplus amount available for distribution by a corresponding amount. This accounting treatment may adversely affect our ability to pay dividends to you immediately following the offering.

We cannot assure you that we will be able to refinance any indebtedness incurred under our credit facility.

We cannot assure you that, when required, we will be able to refinance our indebtedness on terms that are acceptable to us or at all. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain new or replacement debt financing. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of our indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy our debt service obligations with our cash flow from operations, we may have to sell some or all of our assets, which may not be possible and which would have an adverse effect on our cash flows and results of operations. If we are unable to meet our debt obligations for any reason, our lenders could declare their debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We are highly dependent on CMA CGM.

All of our vessels in our initial and contracted fleet are chartered to CMA CGM, or its wholly owned subsidiaries, which we collectively refer to as the Charterer. See ‘‘Related party transactions’’ for more information on the agreements that we have entered into with the Charterer. The Charterer’s payments to us under the charters are initially our sole source of revenue. We are highly dependent on the performance by the Charterer of its obligation under the charters. CMA CGM has guaranteed the payment of charterhire in cases of default where the Charterer is one of its wholly owned subsidiaries. If the Charterer ceases doing business or fails to perform its obligations under our charters or pursuant to any guarantees, our business, financial position and cash available for the payment of dividends could be adversely affected. Under our ship management agreement with CMA Ship Management, the Ship Manager is obligated to provide us with requisite financial information so that we can meet our own reporting obligations under U.S. securities laws. CMA CGM has guaranteed the performance of CMA Ship Management and any payments due to us under the ship management agreements. CMA CGM and CMA Ship Management are privately held French corporations with financial reporting schedules different from ours. If CMA CGM or any of its subsidiairies is delayed in providing us with key financial information, we could miss our financial reporting deadlines. Although our Ship Manager has agreed to indemnify us for all losses and damages incurred as a result of its failure to provide financial information on a timely basis, up to a capped amount, our shareholders do not have any direct recourse against our Ship Manager or CMA CGM.

Risk factors

CMA CGM and our Ship Manager have conflicts of interest and limited contractual duties, which may make them favor their own interests to our detriment.

Conflicts of interest may arise between us, on the one hand, and CMA CGM, our initial Charterer, and our Ship Manager, on the other hand. As a result of these conflicts, our Ship Manager may favor its own or its parent company’s interests over our interests. These conflicts may have unfavorable results for us. For example, our Ship Manager could be encouraged to incur unnecessary costs, for which it would seek reimbursement from us. Although our ship management agreements expressly prohibit our Ship Manager from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between us, and our Ship Manager and our initial Charterer.

Our Ship Manager and CMA CGM, our initial Charterer, are privately held companies and there is little or no publicly available information about them.

CMA CGM is our initial Charterer and CMA Ship Management is our initial Ship Manager. CMA CGM’s ability to continue to pay charterhire and CMA Ship Mangement’s ability to render ship management services will depend in part on their own financial strength. Circumstances beyond our control could impair CMA CGM’s and CMA Ship Management’s financial strength, and because they are privately held companies, information about the financial strength of their companies is not available. As a result, we and an investor in our common shares might have little advance warning of financial or other problems affecting CMA CGM or its wholly owned subsidiaries even though their financial or other problems could have a material adverse effect on us and our shareholders. As part of our reporting obligations as a public company, we will disclose information regarding CMA CGM, in its capacity as our initial Charterer, and CMA Ship Management, our Ship Manager, that has a material impact on us or our shareholders to the extent that we become aware of such information.

CMA CGM could compete with us.

Along with many other vessel-owning transportation companies, CMA CGM, currently our sole charterer and projected holder of up to 30% of our common shares upon the acquisition of our initial and contracted fleet, could compete with us in our search to purchase newbuildings and secondhand vessels. Further, CMA CGM is not precluded from acting as an owner in the direct chartering market. While we understand that CMA CGM currently has no intention of doing so, competition from CMA CGM may potentially harm our ability to grow the business beyond our initial and contracted fleet and may decrease our results of operations.

Certain terms in our agreements with CMA CGM and its affiliates may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. In addition, they may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The asset purchase agreement, the charters, the ship management agreements, the transitional services agreement and the other contractual agreements we have entered into with CMA CGM and its wholly owned subsidiaries were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our common shares, the purchase of the vessels in our initial and contracted fleet and other related transactions. Because we were a wholly owned subsidiary of CMA CGM prior to the completion of this offering, the negotiation of the asset purchase agreement, the charters, the ship management agreements, the transitional services agreement and our other contractual arrangements may have resulted in certain terms that may not reflect market standard terms. For example, in connection with the purchase of our fleet from CMA CGM, we are granting CMA CGM the right to participate in certain future offerings until one month following the delivery of the vessel in our second contracted fleet. In addition, our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties or have to enter into lengthy and costly negotiations with third parties in connection with entering into such agreements.

Risk factors

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our future success depends to a significant extent upon our Chief Executive Officer, Ian J. Webber, our Chief Financial Officer, Susan J. Cook, Thomas A. Lister, our designated Chief Commercial Officer and our Chairman of the board of directors, Flemming R. Jacobs. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Jacobs have substantial experience in the shipping industry and have worked with several of the world’s largest shipping companies for many years. They and other members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

We are a newly formed company with no separate operating history and our historical financial and operating data may not be representative of our future results.

We are a recently incorporated company with no operating history. The historical predecessor carve-out financial statements included in this prospectus have been prepared on a carve-out basis and reflect our predecessor’s historical business activities as a container shipping company earning freight from transporting shipper’s cargo and incurring both vessel and voyage expenses, including all costs related to handling of shippers’ cargoes for our vessels while they were owned and operated by CMA CGM. These predecessor financial statements do not reflect the results we would have obtained under our fixed-rate long-term charters, ship management agreements and our financing arrangements and are not a meaningful representation of our future results of operations. Our unaudited pro forma financial information has been prepared as if we had purchased our initial fleet from CMA CGM, and entered into our charter arrangements and ship management agreements as of January 1, 2006. Such information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations or financial position for any future periods. There will likely be variations between our future operating results and our pro forma financial information and such variations may be material.

We do not intend to perform underwater inspections of our vessels.

Although we have performed physical inspections of the vessels, we do not intend to perform any underwater inspections either prior to or after their delivery. As a result, we will not be aware of any damage to the vessel that may exist at the time of delivery and which could only be discovered through an underwater inspection. We have agreed to purchase the vessels and newbuildings on an ‘‘as is’’ basis, subject to CMA CGM being responsible for any class condition or recommendation that is found to have existed prior to delivery of the vessels. However, if any damage is subsequently found, we could incur substantial costs to repair the damage.

Delays in the deliveries of the vessels in our initial and contracted fleet could harm our operating results.

We have agreed to acquire (a) 10 secondhand vessels and one newbuilding of our initial fleet expected to be delivered within 10 business days following the closing of this offering, (b) one newbuilding of our initial fleet, expected to be delivered in December 2007, (c) three secondhand vessels and one newbuilding, expected to be delivered in December 2008 and (d) one secondhand vessel, expected to be delivered in July 2009. The delivery of any of these vessels could be delayed and any delay could negatively affect our operating results.

The delivery of the secondhand vessels could be delayed because of, among other things:

hostilities or political disturbances;

non-performance on the vessel sale agreement by CMA CGM;

non-performance of the sale provisions in the charters by the third party owners in the cases where CMA CGM does not already own the secondhand vessels but instead has to exercise a purchase option in the charters;

Risk factors

having an outstanding recommendation or condition of class attached to it or a suspension from class that would require, pursuant to our asset purchase agreement, CMA CGM to remedy such recommendation or condition of class prior to delivering the vessel to us;

our inability to obtain requisite permits or approvals; or

damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

The delivery of the newbuildings could be delayed for a number of reasons, including:

a worsening of the business relationship, or a contractual dispute, between the parties to each building contract that would slow or stop the building or delivery of the newbuildings;

non-performance on the sale of the newbuildings of our initial fleet to CMA CGM by Cosco Charleston Maritime Inc. and Cosco Norfolk Maritime Inc., or Cosco, the purchaser of the newbuildings of our initial fleet, or Hanjin Heavy Industries & Construction Co., Ltd., or Hanjin, the ship builder of the newbuildings in our initial fleet, or Daewoo Shipbuilding & Marine Engineering Co., Ltd., or Daewoo, the ship builder of the newbuildings of our second contracted fleet, or non-performance on the contractual obligations of CMA CGM to either Cosco or Daewoo;

work stoppages or other labor disturbances or other events that disrupt shipyard operations;

quality or engineering problems;

changes in governmental regulations or maritime self-regulatory organization standards;

bankruptcy or other financial crisis of the shipyard;

a backlog of orders at the shipyard;

hostilities, political or economic disturbances in the region where our newbuildings are being built;

weather interference or catastrophic event, such as a major earthquake or fire;

requests for changes to the original newbuilding specifications;

shortages of or delays in the receipt of necessary construction materials, such as steel;

inability to obtain requisite permits or approvals; or

a dispute either by us, CMA CGM, or, in the case of the newbuildings in our initial and contracted fleet, Cosco and Hanjin, with the relevant shipyard.

The ship building contracts for the newbuildings in our initial and first contracted fleets contain a ‘‘force majeure’’ provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. Furthermore, Cosco is responsible for all construction and delivery costs of the two newbuildings in our initial fleet and CMA CGM is responsible for all construction and delivery costs of the newbuilding in our first contracted fleet. If either Cosco or CMA CGM fails to make construction payments for their respective newbuildings, we could lose our opportunity to acquire them.

Any termination of the ship building contracts, or any delay in the delivery of the vessels in our initial and contracted fleet, will eliminate or postpone our receipt of revenues under the time charters for those vessels and may permanently reduce our actual and projected revenues, and would therefore adversely affect our results of operations and financial condition, including our ability to pay dividends to our shareholders, and may negatively affect our stock price.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries will own all of our vessels and payments under our charters will be made to our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make these distributions could be affected by a claim or other

Risk factors

action by a third party, including a creditor, or by Marshall Islands law or the laws of any jurisdiction which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends.

As our fleet ages, we may incur increased operating costs, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with age. In addition, older vessels are typically less fuel efficient. Governmental regulations and safety or other equipment standards may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. Although our initial and contracted fleet has a weighted average age of 5.5 years upon delivery, we cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The shipping industry has inherent operational risks. Although we will carry hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance), we may not be adequately insured against all risks and our insurers may not pay every claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facility, we may be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Insurers typically have the right to increase immediately the premiums in certain ‘‘excluded areas’’ following acts of war or terrorism and we cannot be certain that our insurers will continue to provide cover, or that we will be able to pass these increased costs to any new charterers. Our insurance policies will also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

In addition, we do not presently carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any vessel that is off-hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Certain adverse United States federal income tax consequences could arise for United States holders.

Shareholders of a ‘‘passive foreign investment company,’’ or PFIC, that are United States persons within the meaning of the Internal Revenue Code of 1986, as amended, or Code, which we refer to as ‘‘United States shareholders,’’ are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from a PFIC and the gain, if any, they derive from the sale or other disposition of their shares in a PFIC (detailed below). In addition, dividends paid by a PFIC do not constitute qualified dividend income and, hence, are ineligible for the preferential rate of tax that applies to qualified dividend income.

A foreign corporation is treated as a PFIC if either (1) 75% or more of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) 50% or more of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business; income derived from the performance of services does not, however, constitute ‘‘passive income.’’

While there are legal uncertainties involved in this determination, based on representations made by us, our United States tax counsel believes that (1) our charters with CMA CGM and its subsidiaries should constitute

Risk factors

service contracts rather than leases for United States federal income tax purposes and (b) as a result, our income from these charters should not constitute ‘‘passive income,’’ and the assets we own for the production of this income should not constitute passive assets. Based on this opinion, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year.

There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations. In addition, our United States tax counsel’s opinion is based on certain representations made by us that have not been reviewed by the United States Internal Revenue Service, or IRS. Accordingly, no assurance can be given that the IRS will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion. Moreover, no assurance can be given that we will be able to avoid PFIC classification for any future taxable year if we decide to change the nature and/or extent of our operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Distributions paid by us will not constitute qualified dividend income if we are a PFIC in the year we pay a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, our United States shareholders (other than those who have made a ‘‘qualified electing fund’’ or ‘‘mark-to-market’’ election) will be subject to special rules relating to the taxation of ‘‘excess distributions’’ — with excess distributions being defined to include certain distributions we may make on our shares as well as gain recognized by a United States shareholder on a disposition of our common shares. In general, the amount of any ‘‘excess distribution’’ will be allocated ratably to each day of the United States shareholder’s holding period for our common stock. The amount allocated to the current year and any taxable year prior to the first taxable year for which we were a PFIC will be included in the United States shareholder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which we were a PFIC, the tax imposed for the current year will be increased by the ‘‘deferred tax amount,’’ which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See ‘‘Tax considerations — United States Federal Income Taxation of United States Holders — Consequences of Possible PFIC Classification’’ for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC (including those applicable to United States shareholders who make a qualified electing fund or mark-to-market election).

Our operating income could fail to qualify for an exemption from United States federal income taxation, which will reduce our cash flow.

We do not expect to be engaged in a United States trade or business. In the case of a foreign corporation that is not so engaged, the Code imposes a 4% United States federal income tax (without allowance of any deductions) on 50% of the corporation’s gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless the corporation qualifies for the exemption provided in Section 883 of the Code.

Both before and after this offering, we expect that we will qualify for the tax exemption provided by Section 883. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this exemption and thereby become subject to the 4% tax described above. For example, if shareholders with a 5% or greater interest in our common shares (including CMA CGM) were collectively to own 50% or more of our outstanding common shares on more than half the days during a taxable year, we would probably not be able to qualify for the exemption provided under Section 883 of the Code. Due to the factual nature of the issues involved, we can give no assurances that we will qualify for the Section 883 exemption.

If we are not entitled to the exemption provided under Section 883 for any taxable year (and assuming we are not engaged in a United States trade or business with respect to any such year), we would be subject to a 4% United States federal income tax on 50% of our gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (as described above). The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Risk factors

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation has been proposed in the past and may again be proposed in the future that would have the effect of classifying dividends paid by us as other than qualified dividends, with the result that United States shareholders who are individuals would not be eligible for a 15% tax rate that might otherwise apply for a portion of the distributions they receive from us. The most recent of such bills were introduced into the House of Representatives and the Senate in March of this year. We cannot predict whether these bills or any similar bill will, in fact, be enacted.

We may be subject to taxation of all or part of our income in the United Kingdom, which could have a material adverse affect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which currently has a maximum rate of 30%. We intend to be managed and controlled from outside the UK and to restrict our activities within the UK so that our UK taxes will be minimized. Certain intra-group services may be provided from within the UK, in which case UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

Because some administrative and executive services will be provided to us by a subsidiary company located in the UK and certain of our directors reside in the UK, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax on all of our income, or a greater portion of our income than we currently expect to be taxed. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially adversely affected.

RISKS RELATING TO OUR INDUSTRY

Our growth and long term profitability depend mainly upon continued growth in demand for containerships and the condition of the charter market. The container shipping industry is cyclical and volatile and the industry’s upward trend may have passed its peak. Should demand for containerships diminish, charterhire rates may fall, thus reducing our profitability.

The container shipping industry is both cyclical and volatile in terms of charterhire rates and profitability. Charterhire rates are below their historical highs and rates may decrease in the future. Fluctuations in charter rates result from changes in the supply and demand for ship capacity, which is driven mainly by changes in the supply and demand for world trade container shipping services. If demand growth, for example, is not at a level sufficient to absorb the additional containership capacity to be delivered in the future, there may be an over supply of ship capacity which would typically cause freight rates, and in turn charter rates, to fall. The factors affecting the supply and demand for containerships and supply and container shipping services are outside our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

supply and demand for products suitable for shipping in containers;

changes in global production of products transported by containerships;

the globalization of manufacturing;

global and regional economic and political conditions;

developments in international trade;

changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported, the size of containerships, and the extent of trans-shipments;

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environmental and other legal and regulatory developments;

currency exchange rates; and

port and canal congestion.

The factors that influence the supply of containership capacity include:

the containership newbuilding orderbook compared to the existing cellular containership fleet;

the scrapping rate of older containerships;

the price of steel and other raw materials;

changes in environmental and other laws and regulations that may limit the useful life of containerships;

the availability of shipyard capacity; and

port and canal congestion.

Our ability to re-charter our initial and contracted fleet upon the expiration or termination of our charters, and the charter rates payable under and the duration of any renewal or replacement charters will depend upon, among other things, the then current state of the containership market and how the then current age and quality of our initial and contracted fleet are perceived by the market. If the containership market is in a period of depression when our vessels’ charters expire for whatever reason, including an over supply of containership capacity, we may be forced to re-charter our vessels at reduced or unprofitable rates, which may reduce or eliminate our earnings or make our earnings increasingly volatile, or we may not be able to re-charter our vessels at all. The same issues will exist if we acquire additional vessels without long-term charter arrangements in place, or at the expiration of such arrangements, obliging us to try to fix employment of the additional vessels in the spot market while attempting to subject them to a long-term time charter arrangement.

If the market value of vessels substantially declines when we are attempting to sell one of our vessels, we may incur a financial loss.

Although the market value of containerships has increased since 2000, containership values can fluctuate substantially over time. A number of factors may contribute to a future decrease in the market value of containerships, including:

unfavorable economic conditions in the market in which the containership trades;

a substantial or extended decline in world trade growth leading to reduced demand for container shipping services;

increases or an over supply in global containership capacity; and

the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards or otherwise.

If a charter terminates when the market value of our containerships has been depressed, we may be unable to re-charter the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in ‘‘Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies and estimates.’’ This risk may also impact our ability to satisfy our financial covenants under our credit facility.

Risk factors

We may have more difficulty entering into long-term charters if a more active and cheaper short-term or spot container shipping market develops.

At the expiration of our charters, if a charter terminates early for any reason or if we acquire vessels charter-free in addition to our initial and contracted fleet, we will need to charter or re-charter our vessels. Should more vessels be available on the spot or short-term market at the time we are seeking to fix new long-term charters, we may have difficulty entering into such charters at profitable rates and for any term other than short term and, as a result, our cash flow may be subject to instability in the long-term. In addition, it would be more difficult to fix relatively older vessels should there be an oversupply of younger vessels on the market. A more active short-term or spot market may require us to enter into charters based on fluctuating market rates, as opposed to long-term contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the charter rates for container shipping is depressed.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition from increased security costs and more rigorous inspection procedures at borders and ports. The conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks targeted at oceangoing vessels, such as the October 6, 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may also negatively affect our future operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased market volatility or even a recession in the United States or global financial markets, and could further increase inspection and security requirements and regulation that could slow our operations and negatively affect our profitability. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our common shares.

From time to time and in relation to our Charterer’s business, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Syria and Iran. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view our presence at those ports negatively, which could in turn adversely affect our reputation and the receptiveness of the market for our common shares.

Risks inherent in the operation of containerships could impair the ability of the Charterer to make payments to us, increase our costs or reduce the value of our assets.

Our containerships and their cargoes are at risk of being damaged or lost because of events such as marine accidents, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. Any of these events connected to our vessels or other vessels under our Charterer’s control, or any other factor which negatively affects the Charterer’s business, could impair the ability of the Charterer to make payments to us pursuant to our charters. Although the Charterer is obligated to pay us regardless of the safety of the cargoes, it is possible that such events may render the Charterer financially unable to pay us our hire. Furthermore, there is a risk that the vessel may become damaged, lost or destroyed and any such occurrence may cause us additional expenses to repair or substitute the vessel or may render us unable to provide the vessel for chartering, which will cause us to lose charterhire revenue.

Risk factors

These occurrences could also result in death or injury to persons, loss of property or environmental damage, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our common shares.

Maritime claimants could arrest our vessels, which could interrupt the Charterer’s or our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the Charterer’s or our cash flow and require them or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our shareholders.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge containers quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities, such as cranes, and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our cash available for the payment of dividends could then be adversely affected.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and our operating results.

The hull and machinery of every commercial vessel must conform to the rules and standards of a classification society approved by its country of registry. Such societies set the rules and standards for the design, construction, classification, and surveys of vessels and conduct surveys to determine whether vessels are in compliance with such rules and standards. A certification by the society is an attestation that the vessel is in compliance with the society’s rules and standards. A vessel involved in international trade must also conform to national and international regulations on safety, environment and security, including (but not limited to) the Safety of Life at Sea Convention, or SOLAS, and the International Convention for the Prevention of Pollution from Ships. A vessel conforms to such regulations by obtaining certificates from its country of registry and/or a classification society authorized by the country of registry.

Risk factors

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. See ‘‘Business — Inspection by Classification Societies’’ for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, the classification society for all of the vessels in our initial fleet and our second contracted fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

If a vessel does not maintain its ‘‘in class’’ certification or fails any annual survey, intermediate survey or special survey, port authorities may detain the vessel, refuse to change her entry or refuse to allow her to trade resulting in the vessel being unable to trade and therefore rendering her unemployable. In the event that a vessel becomes unemployable, we could also be in violation of provisions in our charters, insurance coverage, covenants in our loan agreements and ship registration requirements and our revenues and future profitability would be negatively affected.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

The shipping industry, and the operations of containerships, are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, we cannot predict the cost of complying with such requirements or the impact thereof on the value or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of oil-based products or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

In addition, significant compliance costs could be incurred due to existing environmental laws and regulations and those that may be adopted, which could require new maintenance and inspection procedures and new restrictions on air emissions from our containerships, the development of contingency arrangements for potential spills and/or obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become increasingly strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships, among other events, could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our shareholders. For additional information on these and other environmental requirements, you should carefully review the information contained in ‘‘Business — Environmental and Other Regulations.’’

Risk factors

RISKS RELATED TO OUR COMMON STOCK

There is no guarantee that an active and liquid public market will develop for you to resell our common shares.

Prior to this offering, there was no public market for our common shares. A liquid trading market for our common shares may not develop. If an active liquid trading market does not develop, you may have difficulty selling any of our common shares you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The price of our common shares after this offering may be volatile, and may fluctuate due to factors such as:

market conditions in the industry;

mergers and strategic alliances in the shipping industry;

changes in government regulation;

actual or anticipated fluctuations in quarterly and annual results;

shortfalls in our operating results from levels forecasted by securities analysts;

payment and amount of dividends;

announcements concerning us or our competitors;

the general state of the securities market; and

other developments affecting us, our industry or our competitors.

The container shipping industry has been unpredictable, cyclical and volatile. The market price for our common shares may also be volatile. Consequently, you may not be able to sell our common shares at prices equal to or greater than that paid by you in this offering.

We may issue additional common shares without your approval, which would dilute your ownership interests and may depress common share prices.

Assuming no exercise of the underwriters’ over-allotment option, upon closing of this offering and the private placement of approximately 3.3 million common shares to CMA CGM at the initial public offering price to finance in part the acquisition of our initial fleet, approximately 22.3 million common shares will be outstanding. Subject to the rules of the New York Stock Exchange, we may also issue additional common shares of equal rank, without shareholder approval, in a number of circumstances. We plan on issuing additional common shares to partially finance our purchase of our first contracted fleet, and we are not precluded from issuing or selling additional common shares to purchase vessels in addition to our initial and contracted fleet.

The issuance by us of additional common shares or other equity securities of equal or senior rank may have the following effects:

our shareholders’ proportionate ownership interest in us may decrease;

the dividend payable on each common share may decrease; and

the market price of our common shares may decline.

CMA CGM, our principal shareholder, may act in a way that adversely impacts you and the value of your shares.

Upon the completion of this public offering and the issuance in a private placement of approximately 3.3 million common shares to CMA CGM at the initial public offering price, CMA CGM will own approximately 15% of our common shares (or 13.3% if the underwriters exercise their over-allotment option in full). Following the acquisition of our first contracted fleet, in which we will issue additional common shares to CMA CGM in connection with the purchase of our vessels, and assuming we do not issue any additional equity interest other

Risk factors

than the common shares issued in connection with this offering and the purchase of our initial fleet, CMA CGM is expected to own approximately 30% of our common shares. We have also granted CMA CGM preemptive rights to participate in any offerings of our capital stock (subject to limited exceptions), until one month following the delivery of the vessel in our second contracted fleet, in order to maintain its then current percentage ownership. In addition to being our principal shareholder as of the closing of this offering, CMA CGM is also the parent company of our Ship Manager, and our Charterer. As a result, CMA CGM will be in a position to exert significant influence over the decisions of our management and any transaction that requires the approval of shareholders. CMA CGM may vote in favor of a particular transaction regardless of whether we or any shareholders other than CMA CGM believe that such transaction is in your best interest.

You will incur immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price per common share to be substantially higher than the pro forma net tangible book value per outstanding common share, after adjustments for our acquisition of our initial fleet upon completion of this offering. As a result, you may incur immediate and substantial dilution for each common share you hold equal to the difference between the assumed initial public offering price of $20.00 per common share and our pro forma as adjusted net tangible book value per common share as of June 30, 2007. See ‘‘Dilution’’ for a more detailed description of how dilution may affect you and the value of your common shares.

In addition to the dilution you will experience immediately following the offering, we have also entered into a preemptive rights agreement with CMA CGM. This preemptive rights agreement gives CMA CGM, for the period of time between the closing of this offering and one month following the delivery of the vessel in our second contracted fleet, the option to participate in any offerings of our capital stock (subject to limited exceptions) in order to maintain its then current percentage ownership in the event we sell additional common shares, or equity or debt convertible, exchangeable or exercisable into our common shares. In the event that CMA CGM exercises its right to participate in any of our future offerings, you may experience additional dilution of your shareholdings. See ‘‘Related party transactions — Preemptive Rights Agreement’’ for more information on this agreement.

We are incorporated in the Marshall Islands, which does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. For more information with respect to how shareholder rights under Marshall Islands law compare with shareholder rights under Delaware law, see ‘‘Marshall Islands company considerations.’’

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in the United Kingdom and some of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. For more information regarding the relevant laws of the Marshall Islands, see ‘‘Enforceability of civil liabilities.’’

Risk factors

We have anti-takeover provisions in our organizational documents that may discourage a change of control.

Our amended and restated articles and bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or, in certain circumstances, our shareholders. Certain of these provisions provide for:

a classified board of directors with staggered three-year terms, elected without cumulative voting;

directors only to be removed for cause and only with the affirmative vote of holders of at least a majority of our common shares entitled to vote in the election of directors;

advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at annual meetings; and

a limited ability for shareholders to call special shareholder meetings.

In addition, we have entered into a shareholder rights agreement that makes it more difficult for a third party to acquire us without the support of our board of director and, in certain circumstances, our shareholders.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘ongoing,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘predict,’’ ‘‘project,’’ ‘‘will’’ or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this prospectus include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy and likelihood of success to acquire all vessels in our initial and contracted fleet to expand our business, including acquiring additional vessels.

Forward-looking statements appear in a number of places in this prospectus including, without limitation, in the sections entitled ‘‘Dividend policy,’’ ‘‘Management’s discussion and analysis of financial conditions and operations,’’ ‘‘The international containership industry’’ and ‘‘Business.’’ The risks and uncertainties include, but are not limited to:

future operating or financial results;

expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

future payments of dividends and the availability of cash for payment of dividends;

our expectations relating to dividend payments and forecasts of our ability to make such payments;

future acquisitions, business strategy and expected capital spending;

operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

our ability to repay our credit facility and grow using the available funds under our credit facility;

assumptions regarding interest rates and inflation;

change in the rate of growth of global and various regional economies;

risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

estimated future capital expenditures needed to preserve our capital base;

our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

our continued ability to enter into long-term, fixed-rate charters;

our ability to capitalize on CMA CGM’s, our management team’s and board of directors’ relationships and reputations in the containership industry to our advantage;

changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

expectations about the availability of insurance on commercially reasonable terms;

unanticipated changes in laws and regulations;

Special note regarding forward-looking statements

potential liability from future litigation; and

other factors discussed in ‘‘Risk factors.’’

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in ‘‘Risk factors’’ in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

Use of proceeds

We expect that the net proceeds of this offering will be $349.9 million after deducting underwriting discounts, commissions and other offering expenses amounting to approximately $27.8 million (based on an initial public offering price of $20.00 per common share, the mid-point of the price range indicated on the front cover of this prospectus). We intend to use $334.9 million of the net proceeds from this offering to finance our initial fleet together with the issuance of approximately 3.3 million common shares to CMA CGM at the initial public offering price and borrowings of $171.5 million under our credit facility. We intend to use the remaining $15 million of the net proceeds from this offering to finance a restricted cash balance reserve as required by the terms of our credit facility.

The aggregate purchase price for the vessels of our first contracted fleet is $355.0 million. We expect to finance the purchase price of the four vessels in our first contracted fleet with (1) the issuance of our common shares at the initial public offering price to CMA CGM totaling $95.2 million, which, at $20.00 per common share (the mid-point of the price range indicated on the front cover of this prospectus), would be approximately 4.8 million common shares and (2) borrowings of $259.8 million under our credit facility. If the underwriters exercise their over-allotment option in full, the portion of the purchase price paid in common shares will increase to $119.5 million, or 6.0 million common shares, and the borrowings under our credit facility will decrease to $235.5 million. Assuming we do not issue any additional equity interest other than the common shares issued in connection with this offering and our purchase of our initial fleet, CMA CGM, after receiving payment for our initial and contracted fleet, will hold approximately 30% of our outstanding common shares.

The purchase price for the one secondhand vessel that comprises our second contracted fleet will be financed with borrowings of $82.0 million under our credit facility.

For a description of the vessels in our initial and contracted fleet, see ‘‘Business — Our Fleet.’’

We are acquiring our initial and contracted fleet from CMA CGM. The purchase prices for the vessels of our initial and contracted fleet were determined between us and CMA CGM before this offering. See ‘‘Related party transactions’’ and ‘‘Acquisition of our initial and contracted fleet’’ for more information on CMA CGM and our agreements with them.

Dividend policy

The prospective financial information relating to our dividend policy included in this prospectus has been prepared by, and is the responsibility of, the company’s management. PricewaterhouseCoopers Audit has neither examined nor compiled the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers Audit does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers Audit reports included in this prospectus relates to the company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Based on the assumptions and the other matters set forth below and subject to the matters set forth under ‘‘Risk factors,’’ we estimate that the total amount of cash available for distribution (1) as an initial dividend (payable in February 2008) will be $0.11 per share and (2) as our second dividend (payable in May 2008) will be $0.37 per share. The initial dividend will reflect the period between the commencement of our operations, which is assumed to be November 21, 2007 and December 31, 2007 and our second dividend will reflect our first full quarter of operations. We expect our dividends will be substantially equal to the available cash from operations during the previous quarter (which equals revenue less costs and expenses and other cash expenses, including insurance and costs relating to accidents and incidents) less interest payments on our outstanding debt, capital expenditures and any amounts (as determined by our board of directors) we hold in reserves for drydocking, vessel acquisitions and other capital expenditures and debt repayment. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Although we do not currently have plans to purchase any specific vessels other than our initial and contracted fleet of 17 vessels, it is our objective to grow our dividend through accretive acquisitions of additional vessels beyond our initial and contracted fleet. For the period during which our credit facility is available, we expect to fund all or a portion of our future vessel acquisitions with borrowings under it.

The declaration and payment of any dividend is subject at all times to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our credit facility, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

We currently do not expect to have any cash expenses or other cash requirements other than:

vessel costs and management fees payable to our Ship Manager under the ship management agreements, insurance costs, and costs relating to accidents and incidents;

payment of interest on outstanding debt under our credit facility;

commitment fees and other financial costs under our credit facility;

capital expenditures;

costs incurred for the drydocking of vessels, or class or other required surveys;

debt repayment; and

other general and administrative expenses, including, but not limited to: (1) directors’ fees, (2) salaries and benefits of our executive officers, (3) salaries and benefits for non-executive officer employees, (4) audit, accounting and legal costs, (5) taxes on any of our subsidiaries and (6) insurance premiums.

Other than (1) interest that will be payable on the $518.8 million of floating rate indebtedness outstanding under our credit facility, upon completion of the acquisition of all vessels in our initial and contracted fleet, of which at least 50% of the amount outstanding will be swapped for a fixed rate, (2) commitment fees under our credit facility for so long as we do not make any further borrowings under the facility and (3) fees under our ship management agreements, most of our costs and expenses are not fixed.

Dividend policy

The foregoing estimate of available cash for distribution and estimated dividend is based on the following assumptions:

hire is paid on our vessels for 362 days per year;

vessel operating expenses are at the capped amount in the global expense agreement;

estimated annual general and administrative expenses of approximately $6.0 million;

estimated average costs for insurance premiums for each vessel of our initial fleet of approximately $700 per day;

estimated ship management fees of $114,000 per year per vessel;

insurance costs in line with CMA CGM’s previous experience;

accidents and incidents at $100,000 per ship per year;

we have no material cash expenses or liabilities other than those set forth immediately above;

we do not purchase any vessels other than: (1) our initial fleet, consisting of vessels financed with net proceeds of $334.9 million from this offering, the private placement of approximately 3.3 million of our common shares to CMA CGM at the initial public offering price, and borrowings of $171.5 million under our credit facility; (2) our first contracted fleet, financed with borrowings of $259.8 million under our credit facility and the private placement of approximately 4.8 million common shares to CMA CGM; and (3) our second contracted fleet financed with borrowings of $82.0 million under the credit facility;

we do not pay any significant income taxes or have to incur any capital expenditures with respect to our vessels;

drydocking costs do not exceed the reserves set aside for such purpose and on average each drydock is for 14 days;

a minimum $15.0 million cash reserve is established by our board of directors;

we are in compliance with the terms of our credit facility, which prohibit paying a dividend if we are in default under the credit facility or the payment of the dividend would result in a default or breach of any other loan covenant;

common shares are outstanding at the time we make a dividend payment and no additional stock offerings or other capital raising transactions are made by us (other than the issuance of additional common shares to CMA CGM as partial payment for the purchase price of our contracted fleet); and

the charters of the 10 secondhand vessels and one of the newbuildings of our initial fleet commence within 10 business days of the closing of this offering; the charter for the second newbuilding of our initial fleet commences in December 2007; and the charters for our first contracted fleet commence in December 2008.

We cannot assure you that our future dividends will be distributed in the frequency set forth in this prospectus, or that our estimate of cash available for distribution or our estimated future dividends for our initial and second distribution periods will in fact be equal to the amount set forth above or elsewhere in this prospectus. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability and assumes that we do not make any vessel acquisitions beyond those set forth in this prospectus. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to distribute no dividends or may significantly reduce the dividends we project in this prospectus. As a result, the amount of dividends actually paid, if any, may vary from the amount currently estimated and such variations may be material. See ‘‘Risk factors’’ for a discussion of the risks associated with our ability to pay dividends.

Dividend policy

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We believe that, under current United States federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be taxable as ‘‘qualified dividend income’’ (subject to a maximum 15% United States federal income tax rate through 2010). See ‘‘Tax considerations — United States Federal Income Taxation of United States Holders — Distributions’’ for information regarding the eligibility requirements for ‘‘qualified dividend income’’ and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by us from constituting qualified dividend income.

Capitalization

The following table sets forth our capitalization as of June 30, 2007:

on an actual basis; and

on an adjusted basis to give effect to this offering and assumes the following: (1) borrowings of $177.0 million under our credit facility to pay a portion of the cash purchase price for our vessels and $5.5 million of debt issuance costs and (2) the issuance of 22,250,711 common shares pursuant to this offering, including 3,331,982 of our common shares to CMA CGM at $20.00 per common share, which is the mid-point of the price range indicated on the front cover of this prospectus, to pay a portion of the purchase price of our vessels. The adjusted stockholders’ equity amount also includes: (1) an adjustment of approximately $27.8 million of estimated fees and expenses related to this offering and (2) an adjustment to reduce paid-in additional capital for a deemed dividend to CMA CGM of approximately $102.0 million representing the excess of the $573.0 million purchase price of the 12 vessels over their historical book value of approximately $471.0 million at June 30, 2007. For accounting purposes, this excess has been recorded as a reduction of stockholders’ equity and represents a deemed distribution to CMA CGM.

The following should be read in conjunction with our audited balance sheet as of June 30, 2007, the predecessor’s historical audited and unaudited carve-out financial statements and pro forma consolidated balance sheet and the related notes thereto in this prospectus as well as ‘‘Management’s discussion and analysis of financial condition and results of operations.’’

	As of June 30, 2007
	Actual(1)	As adjusted
	(in millions, except share and per share amounts)
Cash and cash equivalents(2)	$0.0	$0.0
Long-term debt	0.0	177.0
Common stock ($0.01 par value; 22,250,711 shares issued and outstanding, as adjusted)	0.0	0.2
Paid-in additional capital	0.0	314.3
Total shareholders’ equity	0.0	314.5
Total capitalization	$0.0	$491.5

(1)

Information in this column is derived from the actual balance sheet of Global Ship Lease, Inc. as of June 30, 2007, included elsewhere in this prospectus.

(2)

The $15.0 million restricted cash balance after the completion of the offering will be held as compensating balance against our long term credit facility and will be classified in other assets.

Dilution

After giving effect to the sale of 18.9 million common shares in this offering at an assumed offering price of $20.00 per common share, which is the mid-point of the price range indicated on the front cover of this prospectus, and the private placement of approximately 3.3 million common shares to CMA CGM at the initial public offering price to pay a portion of the purchase price for our initial fleet and after deducting underwriting discounts and commissions and estimated offering expenses our pro forma net tangible book value as of June 30, 2007, would have been $314.5 million or $14.14 per common share. This represents an immediate dilution of net tangible book value of $5.86 per common share to investors in this offering. The following table illustrates the pro forma per common share dilution at June 30, 2007:

Assumed initial public offering price per common share	$20.00
Pro forma net tangible book value after giving effect to this offering	$14.14
Dilution per common share to new investors	$5.86

Pro forma net tangible book value per common share also includes an adjustment for the expenses estimated to be incurred in connection with this offering and the other transactions described in this prospectus, which we estimate to be $27.8 million (representing a dilution per common share of $1.25).

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution is determined by subtracting the net tangible book value per common share after this offering from the assumed initial public offering price per common share.

Selected historical carve-out financial and operating data

You should read the information set forth below in conjunction with ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and our predecessor’s carve-out financial statements and notes thereto included elsewhere in this prospectus.

The selected historical carve-out financial and operating data presented below for the years ended December 31, 2006, 2005 and 2004 and the six-month period ended June 30, 2007 and 2006 have been derived from our predecessor’s audited carve-out financial statements included in this prospectus. The selected pro forma financial information and other data set forth below as of December 31, 2006 and for the six-month period ended June 30, 2007 have been derived from our predecessor’s unaudited pro forma financial information included elsewhere in this prospectus. Selected historical carve-out financial and operating data of our predecessor as of December 31, 2003 and for the two years then ended are not provided because carve-out financial statements for the predecessor as of dates prior to January 1, 2004 and for periods ending prior to such date cannot be prepared without unreasonable effort or expense. Such information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if we had in fact owned the vessels on those dates and it is not representative of our results of operations or financial position for any future periods. Certain financial information has been rounded, and, as a result, certain totals shown in this prospectus may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals. In addition, as discussed elsewhere in this prospectus, significant changes will occur to our operating structure upon completion of the offering and the acquisition of our initial fleet. Our predecessor’s selected historical carve-out financial and operating data included in this prospectus include the trading activities of vessels earning revenue from carrying cargo for customers, whereas we will operate as vessel owners, earning revenue from chartering out our vessels. Accordingly, the information presented is not indicative of the results we would have achieved had we operated historically as an independent company, nor is it indicative of our future results.

The unaudited pro forma statement of operations for the period presented has been prepared as if we had completed this offering, acquired our initial fleet of 12 vessels and entered into our charter arrangements with our Charterer, our ship management agreements with our Ship Manager and our financing arrangements as of the beginning of the period presented. The unaudited pro forma balance sheet information has been prepared as if these events had occurred on June 30, 2007. Such information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred as of these dates and it is not representative of our results of operations or financial positions for any future periods.

This information should be read together with, and is qualified in its entirety by, our predecessor’s carve-out financial statements and our unaudited pro forma financial information and the notes thereto included elsewhere in this prospectus.

Selected historical carve-out financial and operating data

	Selected historical carve-out financial information					Selected pro forma financial information(1) (unaudited)
	Six-month period ended June 30, (unaudited)		Year ended December 31,			Six-month period ended June 30, 2007	Year ended December 31, 2006
	2007	2006	2006	2005	2004
	(in millions, except per share data)
Statement of income
Operating revenues:
Freight revenue	$171.9	$148.0	$299.6	$111.6	$58.1	$—	$—
Time charter revenue	—	—	—	—	—	45.3	91.1
Operating expenses:
Voyage expenses	(119.4)	(101.6)	(213.1)	(70.2)	(38.6)	—	—
Vessel expenses	(11.7)	(11.4)	(22.6)	(13.7)	(8.7)	(14.9)	(29.0)
Depreciation	(7.3)	(8.6)	(16.7)	(7.2)	(5.3)	(8.2)	(16.6)
Amortization of deferred charges	—	—	—	—	—	(0.6)	(1.3)
General and administrative(2)	(5.7)	(5.8)	(11.3)	(2.7)	(1.3)	(3.9)	(7.9)
Other operating income / (expense)	2.6	9.3	11.9	(2.5)	—	—	—
Total operating expenses	(141.5)	(118.0)	(251.9)	(96.2)	(53.9)	(27.7)	(54.8)
Operating income	30.4	30.0	47.7	15.4	4.2	17.6	36.3
Interest expense	(5.1)	(8.0)	(15.1)	(6.4)	(2.6)	(5.6)	(11.2)
Income before income taxes	25.4	22.0	32.7	9.0	1.7	12.0	25.1
Taxes on income	—	—	—	—	—	(0.0)	(0.1)
Net income	$25.4	$22.0	$32.7	$9.0	$1.7	$12.0	$25.0
Unaudited pro forma net income per share in $ per common share
Basic	4.98	n/a	6.41	n/a	n/a	0.54	1.12
Diluted	4.98	n/a	6.41	n/a	n/a	0.54	1.12
Unaudited pro forma weighted average number of common shares outstanding
Basic	5,097,920	n/a	5,097,920	n/a	n/a	22,250,711	22,250,711
Diluted	5,097,920	n/a	5,097,920	n/a	n/a	22,250,711	22,250,711
Statement of cash flow
Net cash from operating activities	$26.3	$19.2	$22.8	$17.4	$3.0	(4)	(4)
Balance sheet data (at period end)
Total current assets	40.0	n/a	32.1	11.2	n/a	—	n/a
Total vessels	283.0	n/a	286.2	177.8	n/a	468.6	n/a
Total assets	386.5	n/a	344.5	203.0	n/a	491.5	n/a
Long-term debt(3)	119.7	n/a	121.3	100.4	n/a	177.0	n/a
Total Group equity	203.5	n/a	170.0	18.4	n/a	314.5	n/a

(1)

The commencement of our active operations will begin with the delivery of the 10 secondhand vessels and one newbuilding of our initial fleet within 10 business days of the closing of this offering.

(2)

The predecessor’s carve-out financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of this offering and the acquisition of the initial fleet, we will incur additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of future expenses.

(3)

All CMA CGM long-term debt will be settled and not assumed by us.

(4)

No pro forma statement of cash flow has been prepared in connection with this offering.

Unaudited pro forma financial information

The unaudited pro forma statement of income for the year ended December 31, 2006 and the six-month period ended June 30, 2007 gives effect to the events below as if they had occurred on January 1, 2006. The unaudited pro forma balance sheet as of June 30, 2007 gives effect to the events below as if they had occurred on June 30, 2007:

The statement of income reflects the contracted charterhire revenue of the 10 secondhand vessels which were operated by our predecessor during the year ended December 31, 2006 and the six-month period ended June 30, 2007 and that will be chartered to CMA CGM after the offering.

Two vessels currently under construction at shipyards will be delivered in 2007. At December 31, 2006 and June 30, 2007, there was no formal commitment to acquire these vessels:

—

Our predecessor did not operate these vessels during the year ended December 31, 2006 and six-month period ended June 30, 2007 and as such, they were not included in the historical statement of income for this period; and

—

These vessels are part of our initial fleet to be acquired as part of the offering, and, as such, have been included in the pro forma balance sheet as of June 30, 2007 and in the pro forma statement of income for the year ended December 31, 2006 and the six-month period ended June 30, 2007.

This pro forma financial information does not reflect the acquisition of our first contracted fleet or our second contracted fleet.

The pro forma adjustments include the estimated impact of:

—

The chartering of the 12 vessels to CMA CGM under our charters;

—

The ship management agreements with CMA Ship Management for a $114,000 fixed annual management fee per vessel and global capped reimbursement of day-to-day operating expenses (excluding drydock expenses and insurance premiums);

—

The estimated general and administrative expenses of $7.9 million per year for the 12 vessels of our initial fleet, including (1) the agency and commitment fees under our credit facility estimated to be $1.6 million as long as we do not make any further borrowings under the credit facility, (2) other general and administrative expenses of $6.0 million and (3) the effect of our stock-based compensation estimated to be $0.3 million;

—

Borrowings of $177.0 million under our credit facility at an assumed rate of Libor plus 0.75% margin, taking into account the assumed leverage ratio at the offering date and assuming the underwriters’ over-allotment option is not exercised. Pursuant to the terms of the mandate letter to our credit facility, the arrangers have the right, during the syndication of the credit facility, to increase, by up to 20 basis points, either the margin or the participation fees if such increase is advisable to ensure a successful syndication of the facility. In the event of such increase, CMA CGM has agreed to increase the charterhire rates that it pays to us under the charter agreements by a minimum amount of $100 per day per vessel, provided that we and the Charterer will determine on a good faith and commercially reasonable basis whether the amount of such increase is sufficient;

—

Net proceeds to us of $349.9 million from the issuance of approximately 18.9 million common shares in this offering, at an initial offering price of $20.00 per common share;

—

The application of the proceeds from our offering together with borrowings under our credit facility to (1) acquire the 10 secondhand vessels and two newbuildings of our initial fleet within 10 business days of the closing of this offering, (2) finance a $15.0 million restricted cash balance reserve as required by the terms of our credit agreement and (3) pay debt financing costs of $5.5 million; and

—

The private placement of approximately 3.3 million common shares to CMA CGM at the initial public offering price as partial payment of the purchase price for our initial fleet.

Unaudited pro forma financial information

The unaudited pro forma financial statements and accompanying notes should be read together with the historical annual and interim carve-out financial statements and related notes of our predecessor included elsewhere in this prospectus. The unaudited pro forma financial statements were derived by adjusting the historical carve-out financial statements of our predecessor as of December 31, 2006 and June 30, 2007 and for the periods then ended. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering, the purchase of our initial fleet and other related transactions contemplated, and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations or financial position for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

Except as otherwise noted in this section, all amounts except for share data are presented in millions of United States dollars.

Unaudited pro forma financial information

UNAUDITED PRO FORMA STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2006

	Predecessor carve-out	Pro forma adjustments	Note	Pro forma as adjusted	Impact of the two newbuildings not operated in 2006	Note	Pro forma as adjusted including the impact of the two newbuildings not operated in 2006
Operating revenues:
Voyage revenue	$299.6	$(299.6)	A	$—	$—		$—
Time charter revenue	—	66.8	B	66.8	24.3	M	91.1
Operating expenses:
Voyage expenses	(213.1)	213.1	C	—	—		—
Vessel expenses	(22.6)	0.7	D	(23.3)	(5.8)	M	(29.0)
Depreciation	(16.7)	5.9	E	(10.8)	(5.8)	M	(16.6)
Amortization of deferred charges	—	(1.3)	F	(1.3)	—		(1.3)
General and administrative	(11.3)	3.5	G/H	(7.9)	—	M	(7.9)
Other operating (expense) / income	11.9	(11.9)	I	—	—		—
Total operating expenses	(251.9)	208.6		(43.3)	(11.6)		(54.8)
Operating income	47.7	(24.1)		23.6	12.7		36.3
Interest expense	(15.1)	14.4	J	(0.6)	(10.5)	M	(11.2)
Income before income taxes	32.7	(9.7)		23.0	2.2		25.1
Taxes on income	—	(0.1)	K	(0.1)	—		(0.1)
	32.7	(9.8)		22.9	2.2		25.0
Weighted average number of common shares outstanding
Basic			L	22,250,711			22,250,711
Diluted			L	22,250,711			22,250,711
Pro forma net income per share in $ per common share
Basic			L	$1.03			$1.12
Diluted			L	$1.03			$1.12

Unaudited pro forma financial information

UNAUDITED PRO FORMA STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

	Predecessor carve-out	Pro forma adjustments	Note	Pro forma as adjusted	Impact of the two newbuildings not operated in 2007	Note	Pro forma as adjusted including the impact of the two newbuildings not operated in 2007
Operating revenues:
Voyage revenue	$171.9	$(171.9)	A	$—	$—		$—
Time charter revenue	—	33.2	B	33.2	12.1	M	45.3
Operating expenses:
Voyage expenses	(119.4)	119.4	C	—	—		—
Vessel expenses	(11.7)	(0.3)	D	(12.1)	(2.9)	M	(14.9)
Depreciation	(7.3)	2.0	E	(5.3)	(2.9)	M	(8.2)
Amortization of deferred charges	—	(0.6)	F	(0.6)	—		(0.6)
General and administrative	(5.7)	1.7	G / H	(3.9)	—	M	(3.9)
Other operating (expense) / income	2.6	(2.6)	I	—	—		—
Total operating expenses	(141.5)	119.6		(21.9)	(5.8)		(27.7)
Operating income	30.4	(19.1)		11.3	6.3		17.6
Interest expense	(5.1)	4.7	J	(0.3)	(5.3)	M	(5.6)
Income before income taxes	25.4	(14.4)		11.0	1.1		12.0
Taxes on income	—	(0.0)	K	(0.0)	—		(0.0)
	25.4	(14.4)		10.9	1.1		12.0
Weighted average number of common shares outstanding
Basic			L	22,250,711			22,250,711
Diluted			L	22,250,711			22,250,711
Pro forma net income per share in $ per common share
Basic			L	$0.49			$0.54
Diluted			L	$0.49			$0.54

Unaudited pro forma financial information

NOTES TO ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENT OF INCOME (in millions, except for share data)

The predecessor carve-out statement of income included in this prospectus does not reflect the operating results that would have been obtained under our fixed-rate long-term charters, ship management agreements and financing arrangements that will be entered upon the closing of this offering. As such, we have recorded pro forma adjustments to the predecessor carve-out statement of income to reflect the pro forma results of operations under our fixed rate long-term charters, ship management agreements and financing arrangements as if those contractual arrangements had been in place on January 1, 2006 for the 10 secondhand vessels of our initial fleet which were operated in 2006. We also have given pro forma effect to the acquisition of two newbuildings in our initial fleet. We have not given pro forma effect to the acquisition of vessels that are not scheduled to be delivered until 2008 or 2009. Our pro forma adjustments are described in more detail as follows:

A.    This adjustment eliminates the freight revenue as CMA CGM, our predecessor, is a container ship operator generating revenue from charging freight rates while we intend to be a ship-owner generating our revenue from charters.

B.    This adjustment is to recognize the hire receivable under our fixed rate long-term charter arrangements based on the actual number of days of operation during 2006 and for the six-month period ended June 30, 2007, excluding off-hire periods for drydocking, for the 10 secondhand vessels which will be chartered to CMA CGM after the offering. For purposes of this unaudited pro forma financial information, the 10 secondhand vessels have been classified as initially chartered under operating leases under United States GAAP.

	Charter rate ($/day)	Number of days of operation in 2006	Time charter revenue in million $	Number of days of operation for the six-month period ended June 30, 2007	Time charter revenue in million $
CMA CGM Matisse	17,900	365	6.5	182	3.3
CMA CGM Utrillo	17,900	365	6.5	182	3.3
CMA CGM La Tour	17,900	353	6.3	182	3.3
CMA CGM Manet	17,900	352	6.3	182	3.3
Ville d’Orion	21,500	351	7.5	182	3.9
Ville d’Aquarius	21,500	348	7.5	182	3.9
Marie Delmas	17,900	365	6.5	167	3.0
Julie Delmas	17,900	365	6.5	170	3.0
Kumasi	17,900	365	6.5	169	3.0
MOL Rainbow	17,900	365	6.5	182	3.3
Total for the ten vessels operated in 2006 and 2007			66.8		33.2

C.    This adjustment eliminates the voyage expenses related to the freight revenue, which has been adjusted above in A. Voyage expenses will be borne by the container ship operator who will charter our 10 secondhand vessels.

D.    This adjustment is to recognize the fees relating to our ship management agreements with CMA Ship Management for $114,000 per vessel per year, amounting to $1.1 million for the year ended December 31, 2006, and $0.6 million for the six-month period ended June 30, 2007 for the 10 secondhand vessels. We have made a pro forma adjustment to remove the fees relating to our management agreements with Midocean (IOM) Limited for four of our vessels, amounting to $0.4 million for the year ended December 31, 2006, and $0.2 million for the six-month period ended June 30, 2007, which would not have been incurred.

E.    This adjustment reflects the differences in accounting policies regarding (1) the depreciation of vessels over 30 years from the construction date to their residual value while CMA CGM applies a 25-year duration, for $4.5 million for the year ended December 31, 2006 and $1.5 million for the six-month period ended

Unaudited pro forma financial information

June 30, 2007 and, and (2) the reclassification of the amortization of drydock costs within amortization of deferred charges instead of depreciation expenses, for $1.3 million for the year ended December 31, 2006 and $0.6 million for the six-month period ended June 30, 2007.

The common practice in the container shipping industry is to depreciate vessels over a 25 to 30-year useful life period. As a major container shipping company, CMA CGM operates a fleet of modern vessels competitive in terms of speed and fuel consumption. CMA CGM’s general policy is not to operate older vessels that may not offer sufficient reliability for the quality of service required. CMA CGM therefore calculates useful life in the lower part of the range.

Our business strategy is to be a ship owner that charters its vessels to reputable third party shipping companies. Although our strategy is to propose a high quality diverse fleet to major shipping companies, we intend to optimize the use of our vessels. We may therefore charter to operators other than CMA CGM in the future, some of who may be willing to use older, less efficient vessels as the charters would not be as expensive as those for newer vessels. We anticipate that we will be able to earn revenue from our vessels until they are 30 years old and intend to operate our vessels for this anticipated life with requisite maintenance programs as appropriate. Therefore, we have adopted useful life which is in line with our business model.

The $4.5 million and $1.5 million pro forma adjustments to the vessels depreciation expense have been computed using the assumption that the cost of our vessels will be amortized over a 30-year period instead of 25 years.

For the year ended December 31, 2006, the details of our $4.5 million and $1.3 million pro forma adjustments are as follows:

	Carrying amount of vessels in the historical carve-out financial statements as of June 30, 2007			Vessel remaining useful life in years based on 30 years from construction date (B)		Estimated vessel residual value (C)	Depreciation expense of vessels in the historical carve-out financial statements			Depreciation expense in the pro forma [(A) − (C)] / (B) = (E)	Pro forma adjustment for vessel depreciation expense (D) − (E)
	Allocated to the vessel component (A)	Allocated to the drydock component	Total				Allocated to the vessel component (D)	Allocated to the drydock component	Total
Ville d’Aquarius	34.0	0.1	34.1	21	(1)	2.4	2.0	0.2	2.3	1.5	0.5
Ville d’Orion	33.6	0.8	34.4	22	(1)	2.4	2.0	0.2	2.2	1.5	0.5
Julie Delmas	24.1	0.0	24.2	27	(1)/(2)	1.8	1.1	0.1	1.2	0.8	0.3
Kumasi	27.4	0.0	27.5	27	(1)/(2)	1.8	1.2	0.1	1.3	1.0	0.2
Marie Delmas	27.3	0.0	27.3	27	(1)/(2)	1.8	1.2	0.1	1.3	1.0	0.2
MOL Rainbow	25.4	0.0	25.4	28	(1)/(2)	1.8	1.1	0.1	1.2	0.9	0.2
CMA CGM Matisse	18.6	0.2	18.8	23		1.5	1.0	0.1	1.1	0.8	0.2
CMA CGM Utrillo	18.1	0.2	18.3	23		1.5	0.9	0.1	1.1	0.7	0.2
CMA CGM La Tour	35.9	0.5	36.3	26	(2)	1.8	2.4	0.1	2.5	1.3	1.1
CMA CGM Manet	36.2	0.5	36.7	26	(2)	1.8	2.4	0.1	2.5	1.3	1.1
	280.6	2.4	283.0			18.6	15.4	1.3	16.7	10.8	4.5

(1)

Second hand vessels

(2)

£ or € functional currency

Unaudited pro forma financial information

For the period ended June 30, 2007, the details of our $1.5 million and $0.6 million pro forma adjustments are as follows:

	Carrying amount of vessels in the historical carve-out financial statements as of June 30, 2007			Vessel remaining useful life in years based on 30 years from construction date (B)		Estimated vessel residual value (C)	Depreciation expense of vessels in the historical carve-out financial statements			Depreciation expense in the pro forma [(A) − (C)] / (B) = (E)	Pro forma adjustment for vessel depreciation expense (D) − (E)
	Allocated to the vessel component (A)	Allocated to the drydock component	Total				Allocated to the vessel component (D)	Allocated to the drydock component	Total
Ville d’Aquarius	34.0	0.1	34.1	20	(1)	2.4	1.1	0.0	1.2	0.8	0.4
Ville d’Orion	33.6	0.8	34.4	21	(1)	2.4	1.2	0.1	1.2	0.7	0.4
Julie Delmas	24.1	0.0	24.2	26	(1)/(2)	1.8	0.5	0.1	0.6	0.4	0.1
Kumasi	27.4	0.0	27.5	26	(1)/(2)	1.8	0.6	0.1	0.7	0.5	0.1
Marie Delmas	27.3	0.0	27.3	26	(1)/(2)	1.8	0.6	0.1	0.7	0.5	0.1
MOL Rainbow	25.4	0.0	25.4	27	(1)/(2)	1.8	0.5	0.1	0.6	0.4	0.1
CMA CGM Matisse	18.6	0.2	18.8	22		1.5	0.5	0.1	0.5	0.4	0.1
CMA CGM Utrillo	18.1	0.2	18.3	22		1.5	0.4	0.1	0.5	0.4	0.1
CMA CGM La Tour	35.9	0.5	36.3	25	(2)	1.8	0.6	0.1	0.7	0.7	0.0
CMA CGM Manet	36.2	0.5	36.7	25	(2)	1.8	0.6	0.1	0.7	0.7	0.0
	280.6	2.4	283.0			18.6	6.8	0.6	7.3	5.4	1.5

(1)

Second hand vessels

(2)

£ or € functional currency

F.    We follow the deferral method of accounting for periodic drydock costs, whereby these costs are capitalized within deferred charges and amortized over the period until the date of the next drydock. CMA CGM recognizes drydock costs as a component of the cost of the related vessel depreciated to the date of the next drydock. This adjustment amounting to $1.3 million for the year ended December 31, 2006, and $0.6 million for the six-month period ended June 30, 2007 reflects the reclassification of the depreciation expense corresponding to the drydock component under CMA CGM accounting policy.

G.    This adjustment is to recognize estimated general and administrative expenses of (1) approximately $6.0 million per year, which includes directors’ fees and expenses, salaries and benefits, office rent, legal and professional fees, directors and officers insurance, rent and miscellaneous fees and expenses, and (2) fees paid annually in relation to our borrowings corresponding to agency fees for $20,000 per year and a commitment fee of 0.25% per year on the undrawn portion of our $800.0 million credit facility, $1.6 million for the year ended December 31, 2006 and $0.8 million for the six-month period ended June 30, 2007 for the year based on the $177.0 million borrowed upon completion of the offering.

We anticipate that we will incur incremental costs from being a public company. However, we will benefit from a more simple general and administrative structure to manage our ship owning business compared to the business of our predecessor. This, we anticipate, will result in lower general and administrative expenses. Our estimated general and administrative expenses amounting to $6.0 million is analyzed as follows:

Unaudited pro forma financial information

In millions of $

	Estimated annual amount	Estimated amount for the six-month period	Basis of determination
Directors fees and expenses	$0.8	$0.4	Agreements expected to be entered into with members of our board of directors and estimated travel/meeting costs. See ‘‘Management—Compensation of Directors, Executive Officers and Key Employees’’ for a further discussion of such fees and the terms of the agreements with members of our board of directors.
Salaries and benefits (1) (2)	2.1	1.1	Employment contracts expected to be entered into with the management team and management estimates of salary costs for staff not yet hired; see ‘‘Management—Employment Agreements and Executive Compensation’’ for a further discussion of such salaries and benefits.
Directors and officers insurance	0.6	0.3	Premiums based on estimated quotes received from insurance brokers.
Accounting and audit services (2)	0.8	0.4	Signed or draft engagement letters.
Traveling and entertaining expenses	0.6	0.3	Our management team’s estimate based on their estimates of travel costs and entertaining expenses, for expected travel for managing the existing business and for business development.
Other professional services	0.2	0.1	Our management team’s estimate of on-going costs for tax, legal and similar services.
Office rents	0.2	0.1	Based on a signed short-term rental agreement and estimated costs of a longer term agreement for the principal executive office space.
Miscellaneous	0.7	0.3	Our management team’s estimate for other expected general and administrative costs, including insurance and claims support, investor relations support, corporate communications including quarterly financial statements and an annual general meeting.
Total	$6.0	$3.0

(1)

General and administrative expenses include the annual salary of our Chief Executive Officer, Mr. Webber, amounting to GBP 250,000 payable under his executive employment agreement.

(2)

We have entered into a transitional services agreement with CMA CGM to provide us with certain administrative and support services upon our request and only if required following the closing of this offering. Such services include the arrangement of insurance coverage, the preparation and delivery of monthly, quarterly and annual financial statements and administrative services such as arranging, opening, maintaining and closing, as applicable, any bank accounts, providing payroll and benefits services to our employees, providing general administrative assistance and secretarial services. Under our transitional agreement, we shall reimburse CMA CGM for all reasonable costs it incurs in providing these services together with reasonable out-of-pocket and other expenses plus a margin of 5%. In addition we will pay a pre-determined hourly rate for CMA CGM employees necessarily engaged in the provision of transitional services, if any. We do not currently expect to require any significant transitional services to be provided by CMA CGM. In addition, we do not anticipate any significant difference between the cost of administrative and support provided by CMA CGM under the transitional services agreement and the amount of such expense we would incur internally, no pro forma adjustment has been recognized to reflect this agreement.

H.    This adjustment is to recognize the effect of our stock-based compensation accounted for under Financial Accounting Standards Board Statement No. 123(R), ‘‘Share-Based Payment’’ and related Interpretations.

In connection with the initial public offering, we expect to award certain equity instruments to certain members of our management team and board of directors.

Mr. Jacobs will receive a one time stock grant of 37,500 of our common shares. This stock grant will be fully vested on the date of the grant. The aggregate fair market value of these common shares on the grant date, estimated to be $0.8 million assuming an initial public offering price of $20.00 per share, will be recognized as a one-time expense in general and administrative expenses at grant date. No pro forma adjustment has been made to the pro forma statement of income for such award as there is no vesting requirements associated and, consequently, this award is not expected to have a continuing impact on our statement of income.

Unaudited pro forma financial information

In addition, under our 2007 Equity Incentive Plan, Mr. Jacobs, Mr. Webber and Ms. Cook will receive options to purchase our common stock at the initial public offering price per share. These stock options will only become exerciseable and fully vested three years following the date of the grant and will expire ten years following the date of grant. Mr. Jacobs, Mr. Webber and Ms. Cook will receive 120,000, 100,000 and 50,000 stock options, respectively. For the pro forma adjustment purposes, the fair value of the options granted was estimated on the date of the closing of the offering using the Black-Scholes option pricing model with the following assumptions:

o     Strike price and fair value of common shares of $20.00,

o     Risk free interest rate of 4.90%,

o     Estimated dividend yield of 7.40%,

o     Expected stock price volatility of 0.30, and

o     Expected life of 6 years.

The estimated aggregate fair market value of the stock option of $0.8 million is being amortized to general and administrative expense over the vesting period of three years, using the straight-line method. Our stock-based compensation would have resulted in a pro forma adjustment of $0.3 million for the year ended December 31, 2006 and $0.1 million for the six-month period ended June 30, 2007.

I.    CMA CGM entered into certain derivative hedging transactions so as to mitigate the risk of bunker price fluctuations. In the future, any transactions of this nature will be entered into by the charterer, if deemed necessary. As owner, we will not bear the cost of bunkers.

J.    This adjustment is to recognize the pro forma amortization over eight years of the financing fees of $5.5 million in relation to the arrangement of our credit facility that will be put in place at the date of this offering. We have made a pro forma adjustment to remove the amount of interest expense payable by CMA CGM which would not have been incurred if the issuance of approximately 18.9 million of our common shares in this offering had occurred. The earnings from the placement of our restricted cash deposit estimated to be $0.8 million for the year ended December 31, 2006 and $0.4 million for the six-month period ended June 30, 2007 (assuming an interest rate of 5.0%) have not been factored in the pro forma interest expense.

K.    We intend to operate generally in jurisdictions where we are not subject to income tax. Our principal executive office will be located in the United Kingdom where a separate subsidiary legal entity has been established. This separate entity provides administrative and support services to the group and invoices our holding company and operating entities based on a cost plus an 8% margin. We expect that our service company will invoice its affiliates approximately $4.0 million expenses. Applying the 8% margin and the corporate income tax rate prevailing in the United Kingdom of 30% will result in an income tax liability which we estimate to be approximately $0.1 million for the year ended December 31, 2006 and less than $0.1 million for the six-month period ended June 30, 2007.

L.    Pro forma net income per share presented in the ‘‘as adjusted’’ column assumes that 22,250,711 common shares will be outstanding at the closing of this offering. The reconciliation from basic to diluted number of shares to take into account share options awards is as follows:

In number of shares
Weighted average number of common shares outstanding – Basic	22,250,711
Share options to be granted under our 2007 Equity Incentive Plan not taken into account due to their anti-dilutive effect on earnings per share	—
Weighted average number of common shares outstanding – Diluted	22,250,711

M.    This column reflects the chartering of the two newbuildings comprised in our initial fleet acquired as part of the offering but which were not operated by our predecessor during the year ended December 31, 2006 and the six-month period ended June 30, 2007:

Unaudited pro forma financial information

	Charter rate ($/day)	Number of days of operation	Time charter revenue in million $
CMA CGM Alcazar	33,250	365	12.1
CMA CGM Château d’If	33,250	365	12.1
Pro forma adjustment to time charter revenue for year ended December 31, 2006			24.3
CMA CGM Alcazar	33,250	182	6.1
CMA CGM Château d’If	33,250	182	6.1
Pro forma adjustment to time charter revenue for six-month period ended June 30, 2007			12.1

	Annual management fees in thousand $	Estimated operating costs ($/day)(1)	Number of days of operation	Vessel expenses in million $
CMA CGM Alcazar	114	7,575	365	2.9
CMA CGM Château d’If	114	7,575	365	2.9
Pro forma adjustment to vessel expenses assuming no drydock for year ended December 31, 2006				5.8
CMA CGM Alcazar	114	7,575	182	1.4
CMA CGM Château d’If	114	7,575	182	1.4
Pro forma adjustment to vessel expenses assuming no drydock for six-month period ended June 30, 2007				2.9

(1)

Operating costs have been estimated based on historical costs incurred by CMA CGM for comparable vessels.

Pro forma adjustment to depreciation for the two newbuildings to be acquired based on their purchase price amounting to $188.0 million

– For year ended December 31, 2006	5.8
– For six months ended June 30, 2007	2.9
Pro forma adjustment to recognize our estimated interest expense assuming the entire amount of our debt drawn down to pay the purchase price of the initial fleet ($177.0 million) is allocated to these two vessels(2)
– For year ended December 31, 2006	10.5
– For six months ended June 30, 2007	5.3

(2)

Our pro forma interest expense is assumed to be 5.95% (Libor of 5.20%, obtained as of October 19, 2007, plus 0.75% margin). We are required to hedge at least 50% of the amounts outstanding under the credit facility to reduce our exposure to fluctuations in interest rates. No pro forma effect has been given to such hedging arrangements.

An increase by 0.125% in the assumed Libor would have increased our total estimated pro forma interest expense by $0.2 million.

Unaudited pro forma financial information

UNAUDITED PRO FORMA BALANCE SHEET AS OF JUNE 30, 2007

Assets	Predecessor combined carve-out	Pro forma adjustments	Note	Pro forma as adjusted
Current assets:
Cash and cash equivalents	$—	$—	A	$—
Voyage receivables	30.4	(30.4)	B	—
Inventories	8.1	(8.1)	B	—
Deferred charges	1.5	(1.5)	B	—
Total current assets	40.0	(40.0)		—
Vessels:
Vessels, at cost	337.3	131.3	D	468.6
Less accumulated depreciation	(54.3)	54.3	E	—
Vessels, net of accumulated depreciation	283.0	185.6		468.6
Other assets	62.5	(47.5)	A / F	15.0
Deferred charges	0.9	7.0	B / C / D	7.9
Total Assets	$386.5	$105.0		$491.5

Liabilities and Group equity	Predecessor combined carve-out	Pro forma adjustments	Note	Pro forma as adjusted
Current liabilities:
Current installments of long-term debt	$19.8	$(19.8)	G	$—
Voyage payables	22.7	(22.7)	B	—
Deferred income	2.1	(2.1)	B	—
Total current liabilities	44.5	(44.5)		—
Long-term debt	119.7	57.3	G	177.0
Other liabilities	18.8	(18.8)	F	—
Group equity:
Common stock, par value $0.01 per share	—	0.2	H	0.2
Additional paid-in capital	—	315.1	H/I	315.1
Due to / due (from) CMA CGM	156.0	(156.0)	J	—
Accumulated other comprehensive income / (loss)	22.1	(22.1)	J	—
Net income	25.4	(26.1)	I/K	(0.8)
Total Group equity	203.5	111.0		314.5
Total Liabilities and Group equity	$386.5	$105.0		$491.5

Unaudited pro forma financial information

NOTES TO ADJUSTMENTS TO UNAUDITED PRO FORMA BALANCE SHEET

The predecessor carve-out balance sheet included in this prospectus does not reflect the financial condition we will have as of the date of the closing of this offering. Therefore, we have recorded pro forma adjustments to the predecessor carve-out balance sheet to reflect the offering financing arrangements and vessel acquisitions as if those transactions had occurred on June 30, 2007. The pro forma adjustments, which reflect the offering and the financing and acquisition of our initial fleet, are described in more detail as follows:

A.    This adjustment reflects the excess of the estimated net cash proceeds that we expect to receive pursuant to this offering and our credit facility compared to the cash for the acquisition of the 12 vessels in our initial fleet:

Cash proceeds from the issuance of 18.9 million of our common shares at initial offering price of $20.00, net of discounts and commissions and estimated offering expenses of $27.8 million	349.9
Proceeds from our credit facility of $177.0 million, net of issuance costs of $5.5 million	171.5
Cash paid upon the transfer of the vessels to CMA CGM	(506.4)
Excess of cash proceeds versus cash paid	15.0

Under the financial covenants of our credit facility, our cash balance on a consolidated basis must be a minimum of $15.0 million at all times. This restricted cash held as compensating balance against our long-term credit facility is classified in other assets.

B.    Freight receivables, voyage payables, inventories and deferred charges and income have been eliminated, as CMA CGM is a container ship operator and these line items relate to these specific activities. We intend to be a ship-owner generating a different nature of revenue and bearing different expenses, and therefore, a different nature of assets and liabilities compared to CMA CGM.

C.    This adjustment is to recognize the $5.5 million financing fees which are payable upon the closing of this offering, such expense being deferred over eight years.

D.    This adjustment is to recognize the purchase consideration for the two newbuildings of our initial fleet to be acquired for $188.0 million, the reclassification of accumulated depreciation to cost of vessels for $54.3 million and the reclassification of drydocks included in vessels costs to deferred charges for $2.4 million.

As Global Ship Lease, Inc. and CMA CGM are being considered as entities under common control at the time of the acquisition of the vessels, they are recognized based on their carrying amount in CMA CGM financial statements, except for the two newbuildings to be acquired in 2007 which will be recorded at their acquisition price. The difference between the carrying amount of vessels and the purchase price payable by us is considered a deemed distribution to CMA CGM recognized as a reduction in paid-in capital. The vessels’ carrying amount, the purchase consideration for the vessels acquired and the deemed distribution to CMA CGM can be analyzed as follows:

Vessel carrying amount of the ten vessels owned by CMA CGM as of June 30, 2007 (including drydock component to be reclassified as deferred charges)	$283.0
Deposit already paid by CMA CGM for the two newbuildings and reflected in carve-out interim balance as of June 30, 2007	37.1
Anticipated purchase consideration for the two newbuildings to be acquired in 2007 ($188.0 million) after deduction of the amount of the deposit already paid and reflected on the carve-out interim balance sheet ($37.1 million)	150.9
Carrying amount of the fleet to be acquired	471.0	(a)
Cash paid upon the transfer of the vessel to CMA CGM	506.4
Fair value of the 3.3 million common shares issued to CMA CGM	66.6
Total purchase consideration for the vessels acquired	573.0	(b)
Deemed distribution to be received by CMA CGM upon the transfer of vessels to Global Ship Lease, Inc.	$(102.0)	(a) – (b)

Unaudited pro forma financial information

As we will follow the deferral method for drydocks costs, we made a pro forma adjustment to reclassify drydocks costs included in vessels costs to deferred charges. This adjustment amounting to $2.4 million is explained as follows:

Carrying value of drydock component as of June 30, 2007 reclassified to deferred charges
CMA CGM Matisse	0.2
CMA CGM Utrillo	0.2
CMA CGM La Tour	0.5
CMA CGM Manet	0.5
Ville d’Orion	0.1
Ville d’Aquarius	0.8
Marie Delmas	0.0
Julie Delmas	0.0
Kumasi	0.0
MOL Rainbow	0.0
Pro forma adjustment	2.4

E.    As the pro forma balance sheet gives effect to the events as if they had occurred on June 30, 2007, the accumulated depreciation has been reclassified to cost of vessels.

F.    CMA CGM entered into certain derivative hedging transactions so as to mitigate the risk of bunker price fluctuations. We will not bear the cost of bunkers and, therefore, will not hedge. This adjustment reflects the elimination of the recognition at fair value of bunker cost hedging instruments within other assets and other liabilities.

G.    This adjustment is to recognize the bank borrowings of $177.0 million under our credit facility. The interest rate under the credit facility is based on Libor plus 0.75% (based on assumed initial leverage ratio). Amounts due under the credit facility are secured among others by cross-collateralized mortgages on each our vessels.

H.    This adjustment is to recognize (1) our initial capitalization of approximately 18.9 million common shares, par value $0.01, and the issuance of approximately 3.3 million of our common shares, par value $0.01, to CMA CGM at the initial public offering price and (2) the deemed distribution to CMA CGM upon the transfer of vessels amounting to $102.0 million. This will result in common stock of $0.2 million and additional paid-in capital of $314.3 million, net of $27.8 million of commissions and estimated fees and operating expenses related to this offering.

I.    This adjustment is to recognize the compensation expense related the one-time stock grant of 37,500 of our common shares in connection with the offering that is vested at the grant date and that will not have a continuing impact.

J.    This adjustment is to reverse the due to/due (from) CMA CGM and accumulated other comprehensive income that are reflected in our predecessor carve-out balance sheet and will not be carried forward and included in our balance sheet.

K.    This adjustment is to reverse the accumulated net income of the predecessor as of June 30, 2007.

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our and our predecessor’s financial condition and results of operations should be read in conjunction with our predecessor’s carve-out financial statements, which we refer to as our carve-out financial statements and notes thereto, and the related notes, and the financial and other information included elsewhere in this prospectus.

OVERVIEW – PREDECESSOR

Our predecessor carve-out financial statements reflect 10 secondhand vessels currently owned by CMA CGM and its subsidiaries that we will purchase to form a part of our initial fleet in connection with this offering. We refer to the container shipping services provided by these secondhand vessels in our initial fleet that are currently owned by CMA CGM as our predecessor. Unless we otherwise specify, in this section, the terms ‘‘Global Ship Lease,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Global Ship Lease, Inc. and its wholly owned subsidiaries.

To the extent the assets, liabilities, revenues and expenses relate to our predecessor, we have included them where relevant in our carve-out financial statements. The shipping interests and other assets, liabilities, revenues and expenses of our predecessor that do not relate to the 10 secondhand vessels in our initial fleet are not included in our carve-out financial statements.

The financial statements have been prepared in accordance with United States GAAP and are presented in United States dollars.

This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ materially from those contained in the forward-looking statements. See ‘‘Special note regarding forward-looking statements.’’

FUTURE BUSINESS

We will acquire the 10 secondhand vessels and one newbuilding of our initial fleet within 10 business days of the closing of this offering. We will acquire the second newbuilding of our initial fleet upon their delivery from CMA CGM, which is expected to occur in December 2007. We will charter the vessels in our initial and contracted fleet to CMA CGM under fixed-rate time charters, with staggered expirations, for terms that range from a minimum term of five years to a maximum term of 17 years, resulting in a non-weighted average term of 11 years. The charters commence on the delivery of the vessels to us. We believe the staggered expirations of our charters reduce our exposure to re-chartering risk upon expiration of our initial long-term charters. See ‘‘Business — Time Charters’’ for a more detailed description of our charter arrangements.

We have also entered into ship management agreements with our Ship Manager for the management of our vessels. See ‘‘Our Ship Manager and management related agreements — Management Agreements’’ for a more detailed description of our ship management agreements. Prior to the closing of this offering, CMA CGM has been performing the ship management for the vessels in our initial fleet, other than for the four vessels owned by CMA CGM’s subsidiary, Delmas S.A.S., or Delmas, where CMA CGM utilizes a third party ship manager, Midocean (IOM) Limited.

Our future operations will differ significantly from the historical operations of CMA CGM upon which our predecessor’s historical carve-out financial statements are based. In particular, we expect to generate revenues primarily from charter payments made to us by the charterers of our vessels and not from freight rates for transporting cargoes as included in our predecessor’s results from operations. We believe that our expenses will consist mainly of fees and vessel operating expenses under our ship management agreements. We believe that our charters and fixed fee and capped operating costs arrangements will provide us with a stable cash flow that is sufficient for our present operating requirements.

Because our future operations as shipowner will differ significantly from the business operations of our predecessor as a ship operator, trends or performance that likely had a material effect on our predecessor’s

Management’s discussion and analysis of financial condition and results of operations revenues will likely have limited direct impact on our future revenues, except to the extent that these trends are a result of changing economic conditions in the overall containership industry, which may generally affect the demand for and the supply of containerships.

Our financial results will be largely driven by the following factors:

the number of vessels in our fleet and their charter rates;

the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise off-hire; and

our ability to control our fixed and variable expenses, including our ship management fees, our operating costs and our general, administrative and other expenses, including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lube oil, crew changes and delivery of spare parts.

We have entered into long-term fixed rate time charters for all of our vessels, and expect our base revenue to be largely fixed until one of our charters terminates or we acquire additional vessels. Initially, our revenue in a particular quarter will partly depend on the actual delivery dates of the secondhand vessels and the newbuildings that we have agreed to purchase from CMA CGM. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents may affect the actual amount of revenues we receive. Our shortest time charter agreement is five years and we do not expect to obtain new charters for any of the vessels in our initial and contracted fleet before the expiration of each charter. The charterhire rate that we will be able to achieve on renewal will be affected by market conditions at that time as discussed further in ‘‘The international containership industry — Ship charter rates.’’

CMA CGM will initially be our only customer and all of the vessels that we will acquire from CMA CGM following the completion of this offering will be chartered to CMA CGM under long-term time charters. These charter payments will be our sole source of operating cash flow. At any given time in the future, the cash resources of the Charterer may be diminished or exhausted, and we cannot assure you that the Charterer will be able to make charter payments to us. If the Charterer is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. Our shareholders will be unable to sue CMA CGM and its affiliates directly. We currently have good commercial relations with CMA CGM and we believe it will be able to meet its commitments under its charter agreements with us.

Part of our business strategy is to grow our customer base. If our existing charters with CMA CGM were terminated, we believe we could re-charter such vessels at rates in today’s market similar to our existing rates over similar time periods, although we cannot be certain that this would be the case. If market rates decline and we re-charter at lower rates, our results of operations and financial condition could be materially adversely affected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have prepared our carve-out financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. The following is a discussion of the principal accounting policies of the company and our predecessor, some of which involve a high degree of judgment and the methods of their application.

For a further description of our material accounting policies, please read note 1 to our predecessor carve-out financial statements included elsewhere in this prospectus.

Carve-outs of the Financial Statements of Certain Vessels of CMA CGM and Delmas

For the years ended December 31, 2006, 2005 and 2004 and the six-month period ended June 30, 2007, the carve-out financial statements presented herein with respect to the 10 secondhand vessels of our initial fleet have been carved out of the consolidated financial statements of CMA CGM. The financial position, results of

Management’s discussion and analysis of financial condition and results of operations operations and cash flows reflected in our carve-out financial statements are not indicative of those that would have been achieved had we operated as an independent, stand-alone entity for the periods presented or of future results.

These carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of the 10 secondhand vessels of our initial fleet to be acquired by us, as those vessels were operated by CMA CGM in its business as a containership shipping company providing cargo transportation services, not as an independent shipowner as we will be. We believe that the information on these vessels, including their assets, liabilities, results of operations and cash flows, reasonably represent each of those vessels’ financial position, results of operations and cash flows for our predecessor. However, the carve-out statements on those vessels and their financial positions, results of operations and cash flows are not indicative of those that would have been realized had those or all the vessels of our initial fleet been operated by us an independent, stand-alone shipowning entity for the periods presented.

Revenue Recognition

Unlike our predecessor whose revenue is derived from freight revenue generated by cargo transportation services, our charter revenue will be generated from long-term time charters for each vessel. The charters provide for a per vessel fixed daily charterhire rate and revenue is recorded as earned. Assuming our vessels are not off-hire, our charter revenues are fixed and, accordingly, little judgment is required to be applied to the amount of revenue recognition.

Vessel Lives

Vessels represent our most significant assets and we state them at our historical cost which includes capitalized interest during construction and other construction, design, supervision and pre-delivery costs less accumulated depreciation. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels’ useful lives on an ongoing basis to ensure they reflect current technology, service potential and vessel structure.

On a prospective basis, for accounting purposes, we estimate the useful life of the vessels will be 30 years; CMA CGM depreciated its vessels over 25 years. The difference between the useful lives of our vessels compared to those of our predecessor is attributable to fact that we are a vessel owner whereas our predecessor was a container shipping company. As an owner with vessels being our principal assets, we anticipate that we will be able to earn revenue from our vessels until they are 30 years old. Our predecessor, as one of the largest global container shipping companies, considers useful life to be 25 years.

Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements and other factors many of which are outside of our control.

Derivative Instruments

Our predecessor entered into bunker derivative agreements to reduce its exposure to cash flow risks from changing bunker prices. In accordance with the requirements of U.S. GAAP, we have recognized these derivative instruments on our balance sheet at fair value with the changes in the fair value of these derivative instruments recognized in the statement of income or deferred in equity within ‘‘Accumulated other comprehensive income/(loss)’’ until settlement of the hedge transaction. We do not expect to enter into such hedging transactions in our future business as we expect that bunker costs will be borne by our charterers.

In connection with our credit facility, we expect that we will enter into interest rate swap agreements to reduce our exposure to cash flow risks from floating interest rates. See ‘‘ — Interest Rate Risk’’ for more information about our interest rate swap arrangement. If we do so, the swaps may be accounted for as hedging instruments if they be designated as such and are effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rate swaps would be excluded from earnings until settled. If such swaps are not accounted for as hedging instruments, we will recognize them on our balance sheet

Management’s discussion and analysis of financial condition and results of operations at fair value with the changes in the fair value of these derivative instruments recognized in the statement of income or deferred in equity within ‘‘Accumulated other comprehensive income/(loss)’’ until settlement of the hedge transaction. We will not hold or issue derivative financial instruments for trading or other speculative purposes.

Impairment of Long-Lived Assets

In accordance with SFAS 144 ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, our long-lived assets are regularly reviewed for impairment. We perform the impairment valuations at the individual vessel level pursuant to paragraph 10 of SFAS 144.

To determine whether there is an impairment indicator, we compare the sum of the undiscounted future cash flows resulting from existing charters for each vessel less operating expenses, plus the expected undiscounted residual value of each vessel at the end of the charter, with its book value at the end of each reporting period in order to determine if the book value of such vessel is recoverable. The residual value at the end of the charter is determined taking into account the impact of possible future new charters and / or the eventual disposition of the vessel.

The assumptions used to determine whether the sum of undiscounted cash flows expected to result from the use and eventual disposition of the vessel exceeds the carrying value involve a considerable degree of estimation on the part of our management team. Actual results could differ from those estimates, which could have a material effect on the recoverability of the vessels.

The most significant assumptions used are:

the determination of the possible future new charters, future market values and/or the eventual disposition of the vessel. Estimates are based on market studies and appraisals made by leading independent shipping analysts and brokers, and assessment by management on the basis of market information, shipping newsletters, chartering and sale of comparable vessels reported in the press. Appraisals are made by independent appraisers, but are not based on a physical inspection of the vessel;

the days on-hire which are estimated at a level consistent with our on-hire statistics;

future operating costs; and

the drydock expenses which are estimated based on one drydock every five years.

Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is above its book value, we consider there is no indication of impairment. Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is below its book value, we consider there is a potential impairment and perform a recoverability test.

An impairment loss will be recognized if the carrying value of the vessel exceeds the sum of the discounted cash flows expected to result from the use and eventual disposition of the vessel.

Drydocking

Our drydocking costs are capitalized as incurred and amortized over the period to the next scheduled drydocking, while our predecessor recognized drydocking costs as a component of the cost of the related vessel depreciated to the date of the next drydocking.

Our vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. We will capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Other expenditures relating to maintenance and repairs are expensed when incurred.

Costs capitalized as part of the drydock include costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any costs of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. In 2006, we performed two

Management’s discussion and analysis of financial condition and results of operations dry docks, each one costing approximately $0.5 million. The costs are generally made up of inspection costs for classification ($0.1 million), defouling of the hull ($0.2 million), inspection of the hull ($0.1 million), and inspection of the machinery ($0.1 million).

RESULTS OF OPERATIONS OF OUR PREDECESSOR

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total operating revenue

Operating revenue increased by 92%, or $53.5 million, from $58.1 million in 2004 to $111.6 million in 2005 mainly as a consequence of the increase in the number of vessels from four vessels to six vessels with the addition of Ville d’Orion and Ville d’Aquarius in August 2005.

The first four vessels were deployed on the Round the World service throughout 2004 and 2005. The two new vessels were deployed on the Far East to United States East coast route.

The $53.5 million increase in revenue resulted from (a) $17.7 million increase, a 30.5% increase, in revenue from our initial four vessels from $58.1 million to $75.8 million, explained by a $545.0 per TEU increase in freight rates, from $1,592 per TEU in 2004 to $2,137 per TEU in 2005, combined with a 4.4% decrease in volumes transported from 22,605 TEU in 2004 to 21,614 TEU in 2005, and (b) $35.7 million additional revenue contributed by the Ville d’Orion and Ville d’Aquarius.

Total operating expenses

Total operating expenses increased by 78.6%, or $42.3 million, from $53.9 million in 2004 (92.7% of operating revenue) to $96.2 million in 2005 (86.2% of operating revenue). $14.5 million of the increase related to the existing fleet of four vessels, and the remaining $27.8 million related to the additional two vessels. Operating expenses of our predecessor mainly consist of: voyage expenses, vessel expenses, depreciation expenses, general and administrative expenses and other items.

Voyage expenses:    Voyage expenses increased by 82%, or $31.6 million, from $38.6 million (66.3% of operating revenue) in 2004 to $70.2 million (62.9% or operating revenue) in 2005. Voyage expenses include variable costs such as stevedoring, bunkering and port and canal expenses. Voyage costs relating to the existing fleet increased by $10.2 million, from $38.6 million in 2004 to $48.8 million in 2005, the remaining $21.4 million being related to the two new vessels. The increase in voyage expenses was related mainly to the increase in bunker costs from an average of $176.1 per ton to $256.6 per ton, a 45.7% increase, and to increases in Panama Canal costs.

Vessel expenses:    Vessel expenses increased by 57.6%, or $5.0 million, from $8.7 million (14.9% of operating revenue in 2004) to $13.7 million (12.2% of operating revenue in 2005). Vessel expenses include crew costs, maintenance and spares, insurance and oil. The increase was split between a $2.3 million, or 26.9%, increase in vessel expenses of the existing fleet from $8.7 million in 2004 to $11 million in 2007 and a cost of $2.7 million relating to the two new vessels.

Depreciation:    Depreciation expenses increased by 35.8%, or $1.9 million, from $5.3 million (9.1% or operating revenue) in 2004 to $7.2 million (6.5% of operating revenue) in 2005 due to the two new vessels.

General and administrative expenses:    General and administrative expenses increased by 99.8%, or $1.3 million, from $1.3 million (2.3% of operating revenue) in 2004 to $2.7 million (2.2% of operating revenue) in 2005 mainly due to the two new vessels. General and administrative expenses for year ended December 31, 2005 comprise employee salaries and benefits for $1.6 million, information system and communication costs for $0.5 million and other miscellaneous fees and expenses for $0.5 million.

Other operating income (expenses):    Other operating expenses or income increased by $2.5 million from $0 million (0% of operating revenue) in 2004 to expenses of $2.5 million (2.2% of operating revenue) in 2005. Other operating expenses or income includes the effect of derivative instruments that do not qualify for hedge accounting. The amount of $2.5 million in 2005 is distributed between $1.9 million for the existing fleet and $0.6 million for the two new vessels.

Management’s discussion and analysis of financial condition and results of operations

Operating income

As a result of all above mentioned items, operating revenue increased by 263.1%, or $11.2 million, from $4.2 million (7.3% of operating revenue) in 2004 to $15.4 million (13.8% of operating revenue) in 2005.

Interest expense

Interest expense increased by 150.3%, or $3.8 million, from $2.6 million in 2004 (4.4% of operating revenue) to $6.4 million in 2005 (5.7% of operating revenue). Interest expense related to the initial four vessels increased by 67.4%, or $1.7 million, from $2.6 million in 2004 to $4.3 million in 2005 as a result of the refinancing of CMA CGM Matisse and CMA CGM Utrillo through a bank loan. The other part of the increase, or $2.1 million, was related to the financing of the two new vessels.

Taxes on income

Our predecessor was not subject to taxes on income during the periods being compared.

Net income

As a consequence of all preceding items, net income grew by $7.3 million from $1.7 million in 2004 (2.9% of operating income) to $9.0 million in 2005.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating revenue

Operating revenue increased by 168.5%, or $188.0 million, from $111.6 million in 2005 to $299.6 million in 2006. Of that increase, 81.8% of the increase, or $153.8 million, was related to the addition of four new ships which were included in the fleet after CMA CGM purchased Delmas on January 1, 2006. Of that increase, $34.2 million was related to the increase in revenue of the six vessels that were active in 2005, from $111.6 million in 2005 to $145.8 million in 2006, a 30.7% increase mainly attributable to the full year impact in activity for the Ville d’Orion and Ville d’Aquarius, notwithstanding their drydocking period in the first half of the year.

Operating expenses

Operating expenses increased by 161.8%, or $155.7 million, from $96.2 million in 2005 (86.2% of operating revenue) to $251.9 million in 2006 (84.1% of operating revenue). Operating expenses relating to the newly acquired fleet represent $120.7 million or 77.6% of the increase. Operating expenses consist of the following items:

Voyage expenses:    Voyage expenses increased by 203.8%, or $143.0 million, from $70.1 million in 2005 to $213.1 million in 2006. Voyage expenses related to the new fleet acquired in 2006 represented an amount of $104.6 million, or 73.1%, of the increase while voyage expenses related to the pre-existing fleet represented an amount of $38.4 million, or 26.9%, of the increase. Voyage expenses related to the fleet existing in 2005 increased mainly because of the full year impact of the Ville d’Orion and Ville d’Aquarius, notwithstanding their drydock periods in 2006, but also because of the increase in bunker costs which increased from an average of $256.6 per ton in 2005 to $305.3 per ton in 2006.

Vessel expenses:    Vessel expenses increased by 65.6%, or $9.0 million, from $13.7 million in 2005 to $22.6 million in 2006. $7.7 million, or 85.9%, of this increase is related to the addition of new vessels. Vessel expenses of the pre-existing fleet only increased by $1.2 million from $13.7 million to $14.9 million as a consequence in the reduction of vessel expenses on the CMA CGM Matisse and CMA CGM Utrillo from $6.9 million to $5.4 million resulting from a change in the crew of these two vessels from a French crew to an international crew.

Depreciation:    Depreciation increased by 131.4%, or $9.5 million, from $7.2 million in 2005 (6.5% of operating revenue) to $16.7 million in 2006 (5.6% of operating revenue) as a consequence of the addition

Management’s discussion and analysis of financial condition and results of operations of the four new vessels. These four vessels are depreciated by $5.0 million. The difference of $4.5 million between $11.7 million and $7.2 million of the pre-existing vessels was a result of the full year impact of the Ville d’Orion and Ville d’Aquarius vessels.

General and administrative expenses:    General and administrative expenses increased by 326.8%, or $8.7 million, from $2.6 million in 2005 (2.4% of operating revenue) to $11.3 million in 2006 (3.8% of operating revenue). This increase was primarily related to the new Delmas fleet acquired from January 1, 2006 with a cost apportioned of $7.4 million while the former fleet was apportioned a cost of $3.9 million. CMA CGM, which is a larger company than Delmas, could be more cost effective due to economies of scale. In 2006, the Delmas fleet was operated mainly on a stand alone basis. General and administrative expenses for year ended December 31, 2006 comprised employee salaries and benefits for $7.0, information system and communication costs for $2.2, legal and professional fees for $0.6, traveling expenses for $0.5, office rent for $0.5, taxes for $0.2 and other miscellaneous fees and expenses for $0.3.

Other operating income (expenses):    Other operating expenses changed from a cost of $2.5 million to an income of $11.9 million. The change is related to a change in the valuation of bunker hedges from a negative impact of $2.5 million in 2005 to a positive impact of $8.0 million in 2006 for the existing fleet and to an additional $3.9 million apportioned to the four new vessels.

Operating income

As a consequence of all preceding items operating income increased by 209.8%, or $32.3 million, from $15.4 million in 2004 to $47.7 million in 2006.

Interest expenses

Interest expenses increased by 135.1%, or $8.7 million, from $6.4 million in 2005 (5.7% of operating revenue) to $15.1 million in 2006 (5% of operating revenue). Interest expenses related to the new fleet represented $4.5 million while interest expenses related to the former fleet accounted for $10.6 million. The increase with respect to the former fleet was mainly attributable to the full-year impact of the financings related to the Ville d’Orion and Ville d’Aquarius vessels.

Taxes on income

Our predecessor was not subject to taxes on income during the periods being compared.

Net income

As a result of all preceding items, net income increased by $23.7 million from $9 million in 2005 (8.1% of operating revenue) to $32.7 million (10.9% of operating revenue).

Six-Month Period Ended June 30, 2007 compared to Six-Month Period Ended June 30, 2006

Operating revenue

Operating revenue increased by 16.1%, or $23.9 million, from $148.0 million in the six-month period ended June 30, 2006 to $171.9 million in the six-month period ended June 30 2007. Of that increase, 135.6% of the increase, or $32.4 million, mainly related to a higher frequency of sailings and the fact that certain vessels were drydocked in the first half of 2006 compared to being fully employed in the first half of 2007. However, a decrease of $8.5 million for the Delmas fleet was related to the fact that three of these vessels were drydocked in the first half of 2007 compared to being fully employed in the first half of 2006.

Operating expenses

Operating expenses increased by 19.9%, or $23.5 million, from $118.1 million in the six-month period ended June 2006 (79.7% of operating revenue) to $141.5 million in the six-month period ended June 2007 (82.3% of operating revenue). Operating expenses consist of the following items:

Voyage expenses: Voyage expenses increased by 17.5%, or $17.8 million, from $101.6 million in the six-month period ended June 30, 2006, to $119.4 million, in the six-month period ended June 30, 2007. Voyage expenses increased mainly due to a $23.8 million increase in voyage expenses of the six CMA CGM

Management’s discussion and analysis of financial condition and results of operations vessels, partly due to higher number of days at sea in 2007 since drydocks had been performed in 2006, but also due to the increase in the number of voyages performed by the CMA CGM La Tour, CMA CGM Manet, CMA CGM Matisse and CMA CGM Utrillo after frequency of sailings had been increased from every 14 days in the first half of 2006 to every 10 days in the first half of 2007 on the Europe to Australia via Panama service and to the increase in bunker costs. This was offset on the four Delmas ships by a $5.5 million decrease in voyage expenses mainly relating to the dry docks of the Kumasi and Marie Delmas.

Vessel expenses: Vessel expenses increased by 3.3%, or $0.4 million, from $11.4 million in the six-month period ended June 30, 2006 to $11.7 million in the six-month period ended June 30, 2007. The increase relates to the four Delmas ships and to the fact that some of the vessel related expenses were paid in Euro.

Depreciation: Depreciation decreased by 15.2%, or $1.3 million, from $8.6 million in the six-month period ended June 30, 2006 (5.8% of operating revenue) to $7.3 million in the six-month period ended June 30, 2007 (4.3% of operating revenue). This is mainly related to the currency fluctuation of the U.S. dollar against the Euro (Delmas vessels) and the British Pound (two vessels were recorded in British Pounds in 2006) and the prospective revision of the vessels’ scrap value due to the steady increase of the price of steel.

General and administrative expenses: General and administrative expenses decreased by 1.7%, or $0.1 million, from $5.8 million in the six-month period ended June 30, 2006 (3.9% of operating revenue) to $5.7 million in the six-month period ended June 30, 2007 (3.3% of operating revenue). This decrease was primarily related to the economies of scale provided by CMA CGM between 2006 and 2007.

Other operating income (expenses): Other operating expenses changed from a cost of $9.3 million in the first half of 2006 to a cost of $2.6 million in the first half of 2007. The change is related to a change in the valuation of bunker hedges

Operating income

As a consequence of all preceding items operating income increased by 1.4%, or $0.4 million, from $30.0 million in the six-month period ended June 30, 2006 to $30.4 million in the six-month period ended June 30, 2007.

Interest expenses

Interest expenses decreased by 37.1%, or $3.0 million, from $8.0 million in the six-month period ended June 30, 2006 (5.4% of operating revenue) to $5.1 million in the six-month period ended June 30, 2007 (2.9% of operating revenue). The decrease is mainly related to the fact that the debt on two vessels, the CMA CGM La Tour and CMA CGM Manet, was repaid at the end of 2006.

Taxes on income

Our predecessor was not subject to taxes on income during the periods being compared.

Net income

As a result of all preceding items, net income increased by $3.4 million from $22.0 million in the six-month period ended June 30, 2006 or 14.8% of operating revenue to $25.4 million or 14.8% of operating revenue.

LIQUIDITY AND CAPITAL RESOURCES

Our predecessor’s liquidity and capital resources

Our carve-out financial statements represent the operations of our vessels by our predecessor prior to our acquisition of the vessels. Our predecessor’s principal sources of liquidity were loans secured by vessels and operating cash flows.

As of the six-month period ended June 30, 2007, our predecessor’s operating activities generated $26.3 million. This amount primarily reflects a net income of $25.4 million, depreciation and amortization expenses of $7.5 million, plus a $0.7 million change in the fair value of financial derivative instruments, less settlement of hedges of $4.4 million. Changes in working capital in that period negatively impacted our

Management’s discussion and analysis of financial condition and results of operations predecessor’s cash position by $2.9 million. In 2006, our predecessor’s operating activities for the year generated $22.8 million. This amount primarily reflects a profit of $32.7 million, depreciation and amortization expenses of $16.7 million, less a $10.0 million change in the fair value of financial derivative instruments, and settlements of hedges of $6.9 million. Changes in working capital in that year negatively impacted our predecessor’s cash position by $10.3 million, mainly related to the fact that the four additional vessels were deployed on a North Europe to West Africa route where payment delays are typically longer. In 2005, our predecessor’s operating activities generated net cash of $17.4 million. This amount primarily reflects a profit of $9.0 million, depreciation and amortization expenses of $7.2 million related to the four initial vessels of the fleet and the two vessels which were acquired during the period, a $9.0 million change in the fair value of financial derivative instruments, and settlements of hedges of $9.5 million. Changes in working capital in 2005 increased our net cash by $1.5 million. In 2004, our predecessor’s operating activities generated $3.0 million. This amount primarily reflects a profit for that period of $1.7 million and $5.3 million of depreciation and amortization expenses related to the four vessels our predecessor then owned. Changes in 2004 in the fair value of financial derivative instruments and settlements of hedges not qualifying for hedge accounting had no impact. Changes in working capital in 2004 decreased our predecessor’s net cash by $4.1 million.

As of the six-month period ended June 30, 2007, net cash used in our predecessor’s investing activities amounted to $32.8 million, which included $37.1 million cash payment for the acquisition of two vessels and $4.4 million received for the settlement of hedges. In 2006, net cash used in our predecessor’s investing activities for the year totaled $106.3 million, which included $107.4 million to acquire the four vessels previously owned by Delmas and $6.9 million received for the settlement of hedges. In 2005, net cash used in our predecessor’s investing activities totaled $66.5 million, which included $9.5 million from the settlements of hedges and $76 million paid to acquire the Ville d’Orion and Ville d’Aquarius. In 2004, no cash was used in our predecessor’s investing activities.

As of the six-month period ended June 30, 2007, net cash received from our predecessor’s financing activities was $6.5 million. Out of these $6.5 million amounts due to CMA CGM increased by $8 million while repayment of long-term debt totaled $1.6 million for the year. In 2006, net cash received from our predecessor’s financing activities was $83.5 million. $57.2 million of that amount was received from the issuance of long-term debt, net of issuance costs. $64.6 million of the net cash was used for the repayment of capital lease obligations related to the change in financing arrangements for the CMA CGM La Tour and CMA CGM Manet; no new debt was contracted for these vessels. Amounts payable to CMA CGM increased by $110.0 million largely in connection with the acquisition of the four vessels delivered at the beginning of 2006 and the repayment of the CMA CGM La Tour and CMA CGM Manet. Repayment of long-term debt totaled $19.1 million in 2006. In 2005, net cash received from our predecessor’s financing activities was $49.0 million. Of that amount, $79.2 million was received pursuant to the issuance of long-term debt, net of issuance costs of $1.4 million relating to the financing of the Ville d’Orion and Ville d’Aquarius vessels. In 2005, repayment of long-term debt and capital lease obligations totaled $2.0 million and amounts payable to CMA CGM decreased by $28.2 million. In 2004, our predecessor experienced a net use of cash from its financing activities of $3.0 million. This amount primarily reflects a $1.1 million decrease in amounts due to CMA CGM and $1.9 million in repayments of long-term debt and capital lease obligations.

Our liquidity and capital resources

In connection with this offering, we will establish an eight year $800.0 million senior secured revolving credit facility with Fortis Bank (Nederland) N.V., the Agent, Citibank International Plc and HSH Nordbank AG.

Borrowings under the credit facility will bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar Libor, or such other periods as the Agent may agree. The margin will depend on the ‘‘leverage ratio,’’ which will be defined as the aggregate amount outstanding under our credit facility net of cash held in the retention account.

Our ability to borrow amounts under our credit facility will be subject to the execution of customary documentation relating to the credit facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Subject to meeting certain requirements we can borrow under the facility to acquire additional vessels that will be included

Management’s discussion and analysis of financial condition and results of operations in the security package and in certain limited circumstances, we can utilize the credit facility to purchase vessels that will not be required to form part of the security package. Our ability to draw funds under our credit facility will be subject to our total borrowings under our credit facility not exceeding 70% of the aggregate charter-free market value of the vessels within the security package.

The credit facility amount will reduce, commencing five years from date of completion of this offering, in 12 equal quarterly installments. We must repay any amount outstanding that is in excess of the newly-reduced maximum credit facility amount. Any amount outstanding under the credit facility at the maturity date must be repaid in one installment.

See ‘‘Our credit facility’’ for further details on our credit facility, including a description of the security to be provided, covenants and events of default.

We intend to finance the purchase of the 10 secondhand and two newbuilding vessels of our initial fleet with the net proceeds of this offering, $171.5 million borrowings, net of insurance costs, under our $800.0 million credit facility and the issuance of approximately 3.3 million common shares to CMA CGM in a private placement at the initial public offering price. We intend to finance the purchase of the four vessels of our first contracted fleet with $259.8 million borrowings under our credit facility and the issuance of approximately 4.8 million common shares to CMA CGM in a separate private placement. We intend to borrow $82.0 million under our credit facility to purchase our second contracted fleet. In addition, we intend to draw approximately $5.5 million under the credit facility to pay lenders’ fees and expenses. The total anticipated drawings from our credit facility to cover these items will be $518.8 million resulting in $281.2 million of undrawn availability which we believe will be fully available to fund future ship purchases and for working capital and other corporate expenses.

Our net cash flows from operating activities will correspond directly with the number of vessels under charter, days off-hire, vessel charter rates, operating expenses, drydock costs and general and administrative expense. Our net cash flows from operating activities will not be exposed to the same fluctuations in operating expenses to which our predecessor’s cash flows were subject. Pursuant to our ship management agreements, we have agreed to pay our Ship Manager an annual management fee equal to $114,000 per vessel and we will be reimbursed by our Ship Manager for operating costs it incurs in excess of the quarterly cap, pursuant to the global expense agreement (other than the drydocking expenses and insurance premiums which will not be subject to the cap). We will collect our charterhire 15 days in advance and pay our estimated ship management costs monthly in advance. Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments, commitment fees and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses. Based on such arrangements, we expect that our operating cash flow will be stable for at least the three year terms of the ship management agreements and will be sufficient to fund our working capital requirements.

Based on the assumptions and the other matters set forth below and subject to the matters set forth under ‘‘Risk factors,’’ we estimate that the total amount of cash available for distribution (1) as an initial dividend (payable in February 2008) will be $0.11 per share and (2) as our second dividend (payable in May 2008) will be $0.37 per share. The initial dividend will reflect the period between the commencement of our operations, which is assumed to be November 21, 2007 and December 31, 2007 and our second dividend will reflect our first full quarter of operations. Marshall Islands law generally prohibits the payment of dividends while a company is insolvent or would be rendered insolvent by the payment of such a dividend, other than from surplus. In addition, under the terms of our credit facility, we may not pay dividends if there is a continuing default under the credit facility, if the payment of the dividend would result in a default or breach of any other loan covenant or if our payments into a pledged retention account are not fully up to date. Furthermore, it is probable that the market value of our vessels will decrease over time, as vessels generally decrease in value as they age. In addition, the market value of our vessels can fluctuate substantially depending on market supply and demand for vessels. Consequently, the ratio of our outstanding borrowings under our credit facility relative to the asset value of our vessels will likely increase, which will negatively affect our ability to comply with our financial ratio covenants. This, in turn, will impact our ability to pay dividend payments. In addition, following five years from

Management’s discussion and analysis of financial condition and results of operations the date of the closing of the credit facility, the amounts available for borrowing will be permanently reduced. Therefore, unless we are able to use other sources or refinance borrowings under our credit facility with new indebtedness that has a later maturity date, following five years after the date of the closing of the credit facility, the amount of cash that we will have available to pay as dividends in any period may be decreased by the amount of any principal repayments that we are required to make.

Over the five years following the date of this offering, we estimate that the average cost of the first drydocking of each of the 17 vessels of our initial and contracted fleet is $875,000. We have included a schedule of our next anticipated drydocking dates for each of our vessels in the section of this prospectus entitled ‘‘Inspection by Classification Societies.’’

If necessary, we may fund our working capital requirements or vessel acquisitions with borrowings under our credit facility (subject to the restrictions set forth therein). Our longer term liquidity requirements include repayment of the principal balance of our credit facility. In addition to funds retained in the business, we will require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to meet this repayment obligation.

Stock-based compensation awards

Upon the closing of this offering, we will grant certain members of our management team and board of directors stock-based compensation awards under the 2007 Equity Incentive Plan. Mr. Jacobs will receive a one-time stock grant to him of 37,500 common shares. This stock grant will be fully vested on the date of grant. Mr. Jacobs, Mr. Webber and Ms. Cook will also receive option grants exercisable for 120,000, 100,000 and 50,000 common shares, respectively, at the initial public offering price per share. These stock options will only become exercisable and fully vested three years following the date of grant and will expire 10 years following the date of the grant.

The estimated aggregate fair market value of the one-time stock grant of $0.8 million, assuming an initial public offering price of $20.00 per share, will be recognized as a one-time expense in general and administrative expenses at the grant date. The estimated aggregate fair market value of the stock option of $0.8 million will being amortized to general and administrative expense over the vesting period of three years, using the straight-line method. Our stock-based compensation would have resulted in a pro forma adjustment of $0.3 million for the year ended December 31, 2006, and $0.1 million for the six-month period ended June 30, 2007.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments as of the closing of this offering. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions)
Long-term debt obligations(1)	—	—	—	518.8	518.8
Interest on long-term debt obligations(1)	11.7	60.4	65.7	99.6	237.4
Ship management agreements(2)	1.4	3.7	0.7	—	5.8
Asset purchase agreement(3)	573.0	437.0	—	—	1,010.0
	586.1	501.1	66.4	618.4	1,772.0

(1)

We will not assume any of our predecessor’s debt relating the vessels in our initial and our contracted fleet. Amounts shown reflect debt and interest payable to Fortis Bank (Nederland) N.V., or Agent, Citibank International Plc and HSH Nordbank AG under our $800.0 million credit facility expected to be outstanding upon completion of this offering. Interest on the outstanding portion of our credit facility will be charged at the rate of the margin over one, three, six, nine or 12 month Libor as determined by the Agent. During the continuance of any principal or interest default, the margin will increase by 2%. We expect that interest on the balance outstanding will be payable quarterly and the final maturity date of our credit facility is eight years from the closing date of our credit facility. The

Management’s discussion and analysis of financial condition and results of operations amount of interest payable on the undrawn balance does not include commitment fees payable. The estimated contractual interest obligation has been calculated using an assumed interest rate of 5.95%. The amount that is payable by us on each installment under our credit facility is described in ‘‘Our credit facility.’’

(2)

Obligations under our ship management agreements are based on (1) our paying the Ship Manager only the annual management fee of $114,000 per vessel and do not include the reimbursement by us of costs incurred on our behalf and (2) the vessels having the following delivery schedule: the 10 secondhand vessels and the first newbuilding of our initial fleet will be delivered upon completion of this offering, the other newbuilding of our initial fleet will be delivered in December 2007, our first contracted fleet will be delivered in December 2008, and our second contracted fleet will be delivered in July 2009.

(3)

We expect to acquire (a) the 10 secondhand vessels and one newbuilding of our initial fleet, within 10 business days of the closing of this offering, (b) the second newbuilding of our initial fleet in December 2007, (c) the three secondhand vessels and one newbuilding of our first contracted fleet in December 2008 and (d) the one secondhand vessel of our second contracted fleet in July 2009. In the event that we do not purchase any vessel from CMA CGM and certain of its subsidiaries, our contractual obligations payable under this item will be correspondingly reduced. The purchase prices of the individual vessels of our initial and contracted fleet are as follows (in millions): Ville d’Aquarius ($45.0), Ville d’Orion ($46.0), Julie Delmas ($38.0), Kumasi ($38.0), Marie Delmas ($38.0), MOL Rainbow ($38.0), CMA CGM Matisse ($34.0), CMA CGM Utrillo ($34.0), CMA CGM La Tour ($37.0), CMA CGM Manet    ($37.0), CMA CGM Château d’If ($94.0), CMA CGM Alcazar ($94.0), Hull 4.126 ($154.0), CMA CGM Jamaica ($67.0), CMA CGM Sambhar ($67.0), CMA CGM America ($67.0) and CMA CGM Berlioz ($82.0). See ‘‘Related Party Transactions — Asset Purchase Agreement.’’

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facility. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. Our predecessor did not enter into interest rate swap agreements to reduce its exposure to cash flow risks from changing interest rates.

In connection with our credit facility, we will enter into interest rate swap agreements to reduce our exposure to market risks of variable interest rates. The swaps will be accounted for as hedging instruments if for accounting purposes they are expected to be effective in mitigating the risks of changes in interest rates over the term of the debt and if they meet all U.S. GAAP requirements. As a result, changes in the fair value of the interest rates swap are excluded from earnings until settled.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements will be major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We will not require collateral from these institutions. We will not issue interest rate swaps for trading purposes.

Sensitivity Analysis

Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark, the following analysis should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Without applying the impact of any interest rate swap arrangements that we may enter into in connection with our credit facility, a hypothetical 1% increase in Libor would have the impact of reducing our pro forma income, before income taxes, by approximately $1.8 million. This reduction reflects the impact on borrowings, net of cash and cash equivalents, but, inclusive of lenders’ fees and expenses from our credit facility in connection with our purchase of the 12 vessels of our initial fleet.

The interest rate swaps agreements that we may enter into in connection with the credit facility minimize the risks associated with our variable rate debt from borrowings under our credit facility. We expect that these interest rate swaps will significantly reduce the additional interest expense that could be caused by upward changes in variable market interest rates.

Management’s discussion and analysis of financial condition and results of operations

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the United States dollar. All of our revenues and the majority of our operating costs are in United States dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions nor to use financial instruments for trading or other speculative purposes.

Inflation

With the exception of rising costs associated with the employment of international crews for our vessels and the impact of the price of our lube oil costs, we do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses.

Off-Balance Sheet Arrangements

Other than the commitments described above, debt instruments and interest rate swaps, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

The international containership industry

The information and data in this section relating to the international container shipping industry has been provided by Drewry Shipping Consultant, or Drewry, and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international container shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry’s methodologies for collecting information and data, and therefore the information and data discussed in this section, may differ from those of other sources, and may not reflect a complete view of the container shipping industry. The source of all tables and charts is Drewry unless otherwise indicated.

OVERVIEW

The maritime transportation industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only, means of transporting large volumes of commodities, semi-manufactured goods and finished products. Seaborne cargo is categorized as either dry or liquid. Dry cargo includes container cargo, dry bulk cargo and other dry non-container cargo, while liquid cargo includes oil, refined oil products, liquefied gases and chemicals. Container cargo is shipped primarily in 20-foot or 40-foot containers and includes a wide variety of raw materials, commodities, semi manufactured goods and finished products. In 2006, approximately 1,170 million tons of container cargo was moved by sea, representing 130 million TEU of full containers. Dry bulk cargo includes, among other things, iron ore, coal and grain, other agricultural products, minerals, cement and forest and metal products. Other non-container cargo includes dry cargo that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.

The following table illustrates the breakdown of the global trade by type of cargo in 2006:

World Seaborne Trade (2006)

	Tons (Millions)	% Total
Dry Bulk	2,771	33.4
Liquid	3,782	45.7
Container Cargo	1,161	14.0
Non-Container/General Cargo	568	6.9
Total	8,282	100.0

Source: Drewry

CONTAINER SHIPPING

Container shipping was first introduced in the 1950’s and since the late 1960’s has become the most common method for transporting many industrial and consumer products by sea. Container shipping is performed by container shipping companies who operate frequent scheduled or liner services, similar to a passenger airline, with pre-determined port calls, using a number of owned or chartered vessels of a particular size in each service to achieve an appropriate frequency and utilization level.

Container shipping occupies an increasingly important position in world trade and it is the fastest growing sector of international shipping, benefiting from a shift in cargo transport towards unitization as well as from changes in world trade. The 2006 container shipping volume increased by nearly 11% from 2005. This growth has been sustained by general increases in world trade, increased global sourcing and manufacturing and continuing penetration of the general cargo market. Container shipping companies have also shown a trend to charter an increased percentage of their fleets from third party owners on competitive long-term charters as opposed to purchasing vessels outright. This is primarily due to the continued strong growth in capacity demand, container shipping companies’ capital constraints and increased requirements for flexibility in fleet deployments to optimize changing service demands.

The international containership industry

In 2006, approximately 161 million tons of containerized cargo was transported by sea, comprising 14% of all seaborne trade (in tonnage), representing an increase of 120% compared to 1997, when 486 million tons of cargo was carried in containers. In the period from 1997 to 2006, the average annual increase in trade based in terms of tons of containerized cargo carried has been approximately 10%, compared with 4% for all types of cargo transported by sea. Container trade is now estimated to account for more than 70% of international maritime trade by value.

World Container Cargo (‘000 Tons)

Source: Drewry

Container shipping has a number of advantages compared with other shipping methods, including:

Less Cargo Handling.    Containers provide a secure environment for cargo. The contents of a container, once loaded into the container, are not directly handled until they reach their final destination. Using other shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.

Efficient Port Turnaround.    With specialized cranes and other terminal equipment, containerships can be loaded and unloaded in significantly less time and at lower cost than other cargo vessels.

Highly Developed Intermodal Network.    Onshore movement of containerized cargo, from points of origin, around container ports, staging or storage areas and to final destinations, benefits from the physical integration of the container with other transportation equipment such as road chassis, railcars and other means of hauling the standard-sized containers. A sophisticated port and intermodal industry has developed to support container transportation.

Reduced Shipping Time.    Containerships can travel at speeds of up to 25 knots per hour, even in rough seas, thereby transporting cargo over long distances in relatively short periods of time. This speed reduces transit time and facilitates the timeliness of regular scheduled port calls, compared to general cargo shipping.

The containers used in maritime transportation are steel boxes of standard dimensions. The standard unit of measure of volume or capacity in container shipping is the 20-foot equivalent unit or TEU, representing a container which is 20-foot long, and typically 8.5 feet high and 8 feet wide. A 40-foot long container is equivalent to two TEU. There are specialized containers of both sizes to carry refrigerated perishables or frozen products as well as tank containers that carry liquids such as liquefied gases, spirits or chemicals.

The international containership industry

A container shipment begins at the shipper’s premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as trans-shipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver’s premises by truck, rail or barge.

CONTAINERSHIP DEMAND

Global container trade has increased every year since the introduction of long haul containerized shipping routes in the late 1960s. Its growth is primarily driven by the growth of economic output and consumption, increases in global sourcing and changes in patterns of world trade. Therefore, container trade growth is in part dependent on levels of economic growth and regional/national GDP. GDP serves as the best indicator of prospective container volumes.

Inexpensive and reliable containerized transport has facilitated manufacturing and distribution processes that have accompanied globalization allowing manufacturing to move away from traditionally high cost production areas, such as Japan, West Europe and North America, to lower cost production areas, such as China. There has been little or no impact on the quality of the distribution process to the primary consumer markets. As an illustration of the relative low cost of containerized transportation, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products. Manufacturers have also focused more on ‘‘just-in-time’’ delivery methods, which is facilitated by the fast transit times and frequent, reliable services offered by container line operators and the intermodal industry.

In addition to the effect of general economic conditions, there are several structural factors that also impact global container trade, and may cause the volume of container traffic to continue to rise even in periods of economic stagnation. The container shipping industry has exhibited high demand growth with a compound annual growth rate in volume terms (as measured in TEU capacity) of approximately 10% over the period from 2001 through 2006. This growth represents a multiple of approximately three times the growth in world GDP over the same period. The high growth rate was mainly due to the following factors:

increases in world trade;

increases in global sourcing and manufacturing; and

continuing penetration by containerization of traditional shipping sectors, such as bulk and refrigerated cargo markets.

Operators have shifted away from traditional methods of transporting general cargo and refrigerated perishables towards containerization, as more ports around the world introduce container handling technology and as container shipping productivity becomes more widely recognized.

Further, investment in port and canal infrastructure has often not been sufficient to keep up with global container demand growth with a consequence that there is congestion in some parts of the transportation chain. Congestion increases ships’ time in transit and reduces overall efficiency. Finally, as the largest containerships are deployed in the major trade routes, incremental tonnage is required to feed cargo to these mother ships from ports that either do not have the volume or the infrastructure to be able to serve very large vessels directly. Congestion and increasing trans-shipment absorbs additional ship capacity for no overall growth in the container market.

World container port throughput, a measure of the level of activity of the container shipping industry, is made up of three different traffic streams: loaded containers, empty containers and trans-shipment containers (full and empty). The following chart shows world container trade in terms of both loaded and empty container movements through ports globally. In the period from 1997 to 2006, port movements of loaded containers rose from 142 million to 351 million TEU, an increase of 147%.

The international containership industry

World Containership Port Throughput including Empty Containers and Trans-shipments (Million TEU)

Source: Drewry

Regional trends in container port throughput in the period from 2000 to 2006 are shown in the table below. In total, world throughput of loaded, empty and trans-shipment containers increased from 236 million TEU in 2000 to 442 million TEU in 2006, equivalent to an increase of 87%, for an average annual growth of approximately 11%.

Regionally, the Far East and South East Asia accounted for 48% of global port throughput in 2006, compared with the other major markets of West Europe and North America. Collectively, these four regions accounted for 78% of all container port throughput in 2006.

Containership Port Throughput including Empty Containers and Trans-shipments (Million TEU)

	2000	2001	2002	2003	2004	2005	2006
North America	30.8	31.2	34.2	37.5	40.8	44.5	46.9
West Europe	51.7	52.8	57.7	63.5	71.2	76.5	82.5
North Europe	31.7	32.0	34.5	37.7	42.8	46.9	51.0
South Europe	20.0	20.8	23.3	25.8	28.4	29.7	31.5
Far East	71.1	75.2	87.6	103.0	121.3	135.9	154.2
South East Asia	34.3	36.9	41.1	45.8	51.8	55.5	60.7
Mid-East	11.1	12.3	13.7	16.5	20.0	22.4	24.3
Latin America	17.8	18.8	19.2	21.5	25.3	27.9	31.2
Caribbean/Central America	9.9	10.4	10.4	11.6	13.2	14.4	16.4
South America	7.9	8.4	8.8	9.9	12.0	13.6	14.8
Oceania	5.1	5.3	6.0	6.5	7.3	7.5	7.9
South Asia	5.5	5.9	6.6	7.3	8.6	9.8	11.5
Africa	7.2	7.6	8.5	10.7	12.1	14.5	15.5
Eastern Europe	1.1	1.5	1.9	2.5	3.3	4.5	5.6
World	235.6	247.5	276.6	314.8	361.6	399.0	440.4

Source: Drewry

The international containership industry

There are three core, or arterial, trade routes in the container shipping industry: the Transpacific, Transatlantic and Asia-Europe. These routes are often referred to as the East/West trades. Trade along the East/West routes is primarily driven by United States and European consumer demand for products made in Asia. Supporting these core routes are the North/South routes and a network of regional routes that include the Intra-Asia market, which is the largest in the world. Drewry estimates the Intra-Asia market to be over 30 million TEU, or 25% of global container volume in 2005. Other regional routes include Europe/Mediterranean, Caribbean/United States, Europe/South America, Asia/Australia and North America/South America routes. Different routes are usually served by vessels of different sizes as determined by the size of the trade, required service frequency and physical constraints of the ports visited.

The East/West routes are higher volume and longer and, as a result, are generally served by the larger containerships known as Panamax, Post-Panamax and Very Large. The North/South trade routes are generally served by smaller containerships, Handysize, Intermediate and Panamax, and regional routes are generally served by Feeder and Handysize. The following table shows the trade routes on which different sizes of containerships are likely to be suitable to trade:

Containerships (Typical Deployment by Size Category)

Trade Route	Feeder	Handysize	Intermediate	Panamax	Post-Panamax	Very Large
TEU	<1,000	1,000-1,999	2,000-3,999	4,000-4,999	5,000-8,000	8,000+
East/West Routes			X	X	X	X
Intra-Asia	X	X	X	X
North/South Routes	X	X	X	X
Intra-Regional Routes	X	X	X

Source: Drewry

The table below shows the growth, in volume, of the three East/West trades from 2000 to 2006. These trades constitute approximately 30% of global volume, with Intra-Asia, as noted above, at over 30 million TEU in 2005 being another 25%.

East/West Container Trade Routes (Million TEU)

	2000	Growth yoy	2001	Growth yoy	2002	Growth yoy	2003	Growth yoy	2004	Growth yoy	2005	Growth yoy	2006	Growth yoy
Far East/U.S.	7.2	14.6%	7.4	2.1%	9.0	21.3%	9.9	9.9%	11.4	15.6%	12.9	13.1%	14.2	10.4%
U.S./Far East	3.8	9.8%	3.7	−3.6%	4.0	8.1%	4.4	11.3%	4.7	7.0%	5.1	8.8%	5.5	7.5%
Far East/N. Europe	4.1	6.0%	4.1	0.0%	4.4	17.4%	5.2	17.4%	6.1	16.5%	6.9	13.0%	7.8	14.0%
N. Europe/Far East	2.7	10.5%	2.8	5.4%	3.0	5.9%	3.3	9.0%	3.7	13.7%	3.9	4.3%	4.1	5.0%
N. Europe/USEC	2.2	11.1%	2.1	−2.8%	2.2	4.6%	2.2	−2.2%	2.3	6.1%	2.4	3.4%	2.5	4.0%
U.S. East Coast/ N. Europe	1.5	0.1%	1.5	−1.4%	1.5	0.7%	1.6	7.4%	1.7	8.8%	1.8	5.4%	1.8	0.8%

Source: Drewry

The process of globalization, China’s entry into the World Trade Organization in 2001 and the subsequent boom in cheap manufacturing has fueled global economic development and demand. As a result, almost all trade routes with the Far East have experienced significant annual growth in container traffic in the past five years.

For example, the Far East/Mediterranean trade volume grew to 4.6 million TEU in 2006 from 3.7 million TEU in 2005, which was an increase of 24.5%. Many liner services previously combined North Europe and Mediterranean calls on one service, but due to increased demand there is now a distinction in the market place. Similarly, trade from the Far East to the Mid-East, Africa (West and South) and the East Coast of South America

The international containership industry

has increased substantially in recent years as trade links with China have increased. Traditional buying patterns have also changed, and West African consumers, for example, now buy cheaper consumer goods from China rather than from Europe, which was the traditional trading partner.

Volumes on the North/South and regional trades are more difficult to chart, but the trend is one of continued growth in most sectors. With more free trade deals being signed within the Asian region, intra-Asian trade is also set to increase. Because there are so many individual trade routes and the level of trans-shipment is high, exact growth is difficult to track, but is generally estimated to be approximately 10% on an annualized basis for the trades within and from Asia.

The table above also highlights the difference in volumes between the headhaul and backhaul trades, meaning the volume moved eastbound and westbound to and from its point of origin, with the imbalance being as much as three-to-one in the dominant direction. Container traffic is unbalanced on many global trade routes and in some cases the gap is widening. While continued growth in the headhaul direction is encouraging, the imbalance impacts supply, the level and pace of newbuilding and ocean freight rates in the backhaul trades. The reason for the imbalance in backhaul trades is the divide between export-dominated and import-dominant countries for containerized goods, which is largely related to the shift of manufacturing to low cost countries. This trend is set to continue.

CONTAINERSHIP SUPPLY

Containerships are typically ‘‘cellular,’’ which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels or ‘‘ro-ro’’ ships and multipurpose ships which can carry a variety of cargo including containers. Containerships may be ‘‘geared,’’ which means they are equipped with cranes for loading and unloading containers, and thus do not need to rely on port cranes. Geared containerships are typically 2,500 TEU and smaller. All large containerships are fully cellular and call at ports with adequate shore-based loading and unloading equipment and facilities.

While new investment has tended to concentrate on building gearless vessels for the larger trade routes and as port infrastructure improves, geared vessels are still very important for regional trade lanes and areas such as West Africa, the eastern coast of South America and certain Asian regions, including Vietnam and Indonesia, where port infrastructure may be poor or, in some cases, non-existent.

Because many geared ships operating in the intra-Asia arena are now quite old, there may be a shortage of such vessels at some stage in the mid-term as many of these ships are likely to be scrapped in the next few years and will need to be replaced by newbuildings.

In August 2007, the world fleet of fully cellular containerships consisted of 4,208 vessels totaling 10.3 million TEU in nominal capacity. These figures exclude multipurpose and ro-ro vessels with container carrying capability.

The non-weighted average age of container ships currently in service, as of August 31, 2007, was 11.0 years. For ships below 500 TEU, the figure was 21.3 years and for ships above 8,000 TEU the non-weighted average age was 1.2 years. The latter figure reflects the trend to build ever larger containerships. The average size of container vessels in service in 1997 was 1,590 TEU, but by 2007 the average size had increased to 2,400 TEU. It will continue to rise due to the number of large sized container vessels on order. Indeed, the average size of container vessel on order as of August 2007 was 4,300 TEU.

The total fleet has grown rapidly to meet the growth in demand and in capacity terms has increased by 190% between the end of 1997 and August 2007.

The international containership industry

Development of World Container Fleet Capacity (Million TEU)

Source: Drewry

World Cellular Containership Fleet by Size (as of August 31, 2007)

Size (TEU)	No. of Vessels	Percent %	Total Capacity (‘000 TEU )	Percent %
< 500	437	10%	136	1%
500-999	762	18%	557	5%
1,000-1,499	618	15%	731	7%
1,500-1,999	497	12%	845	8%
2,000-2,499	304	7%	696	7%
2,500-2,999	353	8%	961	9%
3,000-3,999	324	8%	1,107	11%
4,000-4,999	363	9%	1,592	16%
5,000-5,999	242	6%	1,315	13%
6,000-6,999	117	3%	759	7%
7,000-7,999	49	1%	360	4%
8,000+	142	3%	1,242	12%
Total	4,208	100%	10,301	100%

Source: Drewry

Although the container shipping industry has exhibited high demand growth, the financial performance of charter owners and container shipping companies has been cyclical due to periodic imbalances in the supply of containerships and the demand for container shipping services. In August 2007, the containership newbuilding orderbook in terms of TEU size was equivalent to 60.4% of the existing cellular containership fleet. However, delivery of this orderbook will take almost four years which results in an annual growth rate of approximately 15%, which is close to recent growth rates in global containerized trade. If demand growth is not at a level sufficient to absorb this additional capacity (net of ship scrappings and changes in the pattern of world trade that absorb additional capacity), there may be oversupply which would typically cause freight rates to fall. In turn, this could reduce the financial performance of container shipping companies and cause ship charter rates to fall, in particular in the short term charter market. This decline could then affect the results of charter owners as charter rates reduce. If demand growth catches up with, and then exceeds, supply growth (due either to higher demand growth from increased economic activity or a reduction in supply growth as the order book is delivered and new orders are placed at a lower rate), the cycle turns with a shortage of capacity driving up freight and charter rates.

The international containership industry

Several factors affect the pace of new ordering, notably the relative strength of the market and forecasted growth mainly on headhaul legs, the price of newbuildings and the availability of building slots at suitable shipyards.

Since mid-2005 when the orderbook in terms of TEU size was equivalent to 60% of the existing fleet, there was a decline in ordering, until March 2007 when ordering levels increased to such an extent that the containership orderbook in August 2007 was equivalent to 60.4% of the existing fleet. Almost all major containership operators are concentrating on investments in the very large containership sector (8,000 TEU+) and this sector alone currently accounts for a third by capacity of all current container ship orders. Since Maersk deployed the first 10,000 TEU+ vessels in the Far East/Europe trade last year, further orders for vessels of similar size have followed from some of the largest container operators.

Containership Orderbook by Size (as of August 31, 2007)

Size Category	TEU	Number of Vessels	% of Fleet (number)	Capacity (‘000 TEU)	% of Fleet (TEU)
Very Large	≥8,000	278	195.8	2,833	228.1
Post Panamax	5,000-7,999	178	43.6	1,090	44.8
Panamax	4,000-4,999	231	63.6	1,004	63.1
Intermediate	2,000-3,999	236	24.1	672	24.3
Handysize	1,000-1,999	338	30.3	485	30.8
Feeder	<1,000	180	15.0	140	20.2
Total		1,441	34.2	6,224	60.4

Source: Drewry

Containership Orderbook Capacity by Size and Delivery Year (as of August 31, 2007)

	2007		2008		2009		2010		2011		Total		% of
		TEU		TEU		TEU		TEU		TEU		TEU	fleet
Range	No.	(’000)	No.	(’000)	No.	(’000)	No.	(’000)	No.	(’000)	No.	(’000)	(TEU)
<1,000	74	54	74	58	19	16	11	10	0	0	178	138	20.0
1,000-1,999	71	93	122	171	89	134	16	26	0	0	298	424	27.0
2,000-3,999	55	150	79	224	60	176	36	104	3	7	233	661	24.1
4,000-4,999	28	123	65	283	88	381	45	196	8	35	234	1018	64.2
5,000-7,999	17	99	63	380	59	369	39	241	3	20	181	1109	45.7
8,000+	22	205	47	425	59	564	91	935	24	258	243	2387	198.8
Total	267	724	450	1541	374	1640	238	1512	38	320	1367	5737	48.7

Source: Drewry

MAJOR OPERATORS

The following table shows the relative size of the fleets of the world’s top 20 container operators by slot capacity. The Maersk/Safmarine grouping is by far the world’s largest ocean operator in terms of slot capacity. In recent years, Mediterranean Shipping (MSC) and CMA CGM have grown to become the second and third largest operators, respectively. In addition, the two Chinese ocean operators, Cosco and China Shipping Container Lines, have also expanded capacity. While there are still in excess of 500 liner companies, many of which are small regional and niche players, the top 10 carriers account for 65% of all global capacity and the top 20 account for 86%, up from approximately 66% in early 2005 due to consolidation and disproportionate organic growth largely related to the dramatic increase in exports from China.

The international containership industry

Container Line Slot Capacity (as of May 1, 2007)

Top 20 Container Lines by Slot Capacity (as of May 1, 2007)

Line	Ships	TEU Slots (’000)	Slot Share %
Maersk/Safmarine	506	1,683	17.2%
Mediterranean Shipping	344	1,126	11.5%
*CMA CGM	281	699	7.1%
Evergreen	175	591	6.0%
Hapag-Lloyd	139	480	4.9%
Cosco Container Lines	146	415	4.2%
China Shipping	123	413	4.2%
APL	108	361	3.7%
OOCL	81	325	3.3%
Hanjin Shipping Co	74	318	3.2%
NYK	87	310	3.2%
Mitsui OSK Lines	96	293	3.0%
K Line	87	279	2.8%
Yang Ming	86	271	2.8%
ZIM	78	215	2.2%
Hamburg Sud	76	179	1.8%
Hyundai Merchant Marine	39	169	1.7%
Pacific International Lines (PIL)	68	127	1.3%
Wan Hai Lines	73	117	1.2%
CSAV	25	108	1.1%
All others	1,386	1,330	13.6%

Source: derived from industry sources

* Figures are not inclusive of the Cheng Lie Navigation and Comanav fleets.

In the container shipping sector, consolidation has occurred for several reasons, including the achievement of economies of scale, gaining or strengthening a market position in a particular region and acquiring a fleet of appropriately sized vessels. Major acquisitions in the last few years include AP Moller-Maersk’s purchase of P&O Nedlloyd and Safmarine, and Hapag-Lloyds’ acquisition of CP Ships. CMA CGM has acquired several operators including Delmas and OTAL and most recently a Taiwanese operator, Cheng Lie Navigation.

The international containership industry

Evergreen has bought Lloyd Triestino. MSC’s growth however, has largely been organic, as has that of both Cosco and China Shipping. Another trend of recent years has been the emergence of regional Asian players into the big league, which include PIL and Wan Hai. Both have traditionally been intra-Asian specialists, but each has invested in Panamax and Post-Panamax tonnage to enter the Far East/Europe, Transpacific and Far East/East Coast South America and African trades.

Although over the years the major container operators have been instrumental in ordering new ships leading to growth in the world fleet, non-operator owners have also played a major part in fleet growth. Non-operators charter out their vessels to operators rather than operating them directly, and in turn this satisfies a growing trend among major operators to charter-in vessels. Non-operators are often referred to as ‘‘owners’’ or ‘‘charter owners’’ and include companies such as Seaspan and those established under the mainly tax driven German KG scheme.

Outright vessel ownership carries certain benefits in terms of providing base capacity at stable, and perhaps lower, cost over the life of a vessel and long-term assets to support their balance sheets, but chartering-in provides an operator with greater flexibility, effective outsourcing of ship management and, depending on market conditions, short term cost savings along with reduced capital requirements. Container shipping companies continue to increase their use of chartered-in vessels to add capacity in their existing trade routes or establish new trade routes.

Charter owners have also played a part in the recent investment in new container ships, especially ships smaller than 4,500 TEU, where there is an active market for charter periods ranging up to three years or more. An active charter market for larger vessels of Panamax and Post-Panamax size is also developing however, where charter periods are often for longer durations.

The trend among the major container operators to charter-in tonnage has grown in recent years. In March 2007, chartered-in ships accounted for approximately 49% of the capacity of the top 10 container shipping companies. A decade ago in 1997 it was estimated to be no more than 30%.

CONTAINER FREIGHT RATES

The following table shows the average container freight rate per TEU on the core East/West trade lanes: Transpacific, Far East/Europe and Transatlantic. Terminal handling charges and intermodal rates, where applicable, are included. In general, container freight rates are impacted mainly by the balance between supply of and demand for container shipping services and rates move with changes in this balance. Annual changes can be quite volatile and the decline in freight rates in 2001-2002 leading to a downturn in the global liner shipping industry was caused by a slow down in demand growth which was only 4% measured in tons. This slow growth in 2001 to 2002, combined with a larger increase in capacity at the time, resulted in over-capacity. When trade volumes picked up, freight rates increased accordingly during the period from 2003 to 2005.

The international containership industry

Container Rates for East/West Routes ($/TEU)

Source: Drewry

Although the relationship between supply and demand sets the tone for the freight rate environment, other factors, including market sentiment also play a part. Indeed, in recent years the relationship between supply and demand and its impact on freight rates has become less clear. For example, in 2006 headhaul demand remained strong on the Far East/Europe and Transpacific trades, but freight rates still declined partly because the major acquisitions of P&O Nedlloyd and CP Ships by the AP Moller Group and Hapag-Lloyd respectively unsettled the market and created short-term decreases in charter rates due to increased competition for business.

The decline in freight rates seen in 2006 appears to have been halted, and already in 2007 there is evidence on the headhaul Far East/North Europe trade of increases in freight rates. Market sentiment has now strengthened and carriers are currently better able to pass on cost increases in the form of rate restorations.

Predatory pricing can also be a factor in some trade routes and often, when ocean carriers start a new service in a small trade lane, the immediate reaction is for spot freight rates to fall as existing carriers protect their market share. A typical example is in the growing Far East to Mid-East trade. Currently, headhaul trade growth is about 15% and although several new services commenced in 2006, utilization remained high. However, freight rates halved over a short period of time.

Freight rates for specialized cargo including refrigerated products normally carry a premium due to increased costs of transportation and more expensive equipment such as temperature controlled containers. Many surcharges, including bunker fuel, congestion, currency adjustment, peak season and heavyweight are standard practice in the industry and these are normally paid in addition to the basic port to port ocean freight.

The international containership industry

Average Container Rates for East/West Routes 2000-2007

	$/TEU	Change yoy
2000	1,421	2.6%
2001	1,269	−10.7%
2002	1,155	−9%
2003	1,352	17.1%
2004	1,455	7.6%
2005	1,492	2.6%
2006	1,402	6.1%
2007 (Q1-Q2)	1,361	2.9%

Source: Drewry

SHIP CHARTER RATES

The same factors that drive freight rates also affect charter rates. The growth in demand for container shipping and the increasing trend among major container operators to charter-in tonnage have generally increased demand pressure and over time have caused an increase in time charter rates.

Period Averages of One Year Containership Time Charter Rates ($ per Day)

TEU	1,500 Geared	2,500 Geared	3,500 Gearless
2000	11,625	17,869	24,025
2001	9,475	13,938	19,325
2002	7,188	10,326	14,431
2003	11,741	17,833	23,666
2004	20,200	26,500	31,575
2005	25,275	29,825	30,350
2006	16,492	20,496	25,075
January 2007 to August 31, 2007	15,398	19,704	26,688

Source: Drewry

With some exceptions, time charter rates for all vessel sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50%, as charter markets experienced significant growth; demand for vessels was largely instigated by the growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 for certain vessel sizes, although in certain instances, time charter rates increased in 2007, as the supply in the container shipping market tightened once more.

The international containership industry

The following chart indicates quarterly average rates for smaller vessels from 2000 to the second quarter of 2007.

One Year Time Charter Rates for Geared/Gearless Containerships ($ per Day)

Source: Drewry

CONTAINERSHIP NEWBUILDING PRICES

Newbuilding prices have risen steadily since 2002, owing to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders’ costs as a result of rising raw material prices, mainly steel. Shipyards in South Korea, Japan and China appear to be at capacity through 2009, and in certain shipyards until 2010. Since early 2006, longer delivery dates have contributed to a slowdown in new ordering across all sectors, which has led to some moderation in newbuilding prices. The following chart indicates average newbuilding prices from 2000 to the second quarter of 2007.

Containership Newbuilding Prices ($ Millions)

Source: Drewry

The international containership industry

Containership Secondhand Prices

Values are primarily driven by supply and demand for vessels. During extended periods of high demand, as evidenced by high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by age and specification and by the replacement cost (newbuilding price) in the case of vessels up to five years old.

Containership Secondhand Prices ($ Millions)

Source: Drewry

Values for younger vessels tend to fluctuate less on a percentage – not a nominal – basis than values for older vessels. This is attributed to the finite life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates, while prices of older vessels are influenced more since their remaining economic life is limited.

Vessels are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for vessels is therefore transparent and liquid, with a large number of vessels changing hands on an annual basis.

Containership Secondhand Prices for Five-Year-Old Vessels ($ Millions)

TEU	Geared 1,500	Geared 2,500	Gearless 3,500	Gearless 4,000
2000	19.3	27.3	33.4	35.9
2001	18.9	27.4	32.5	37.0
2002	15.1	24.0	28.1	36.3
2003	17.2	26.3	31.8	31.8
2004	26.5	38.5	43.3	54.3
2005	30.0	49.6	55.0	59.5
2006	29.8	40.2	44.5	48.4
January − June 2007	28.9	35.5	45.3	48.5

Source: Drewry

Along with rising newbuilding prices and a strong charter market in 2003, 2004 and in the first half of 2005, prices for secondhand vessels increased. In 2005, secondhand prices for some five-year-old ships were close to newbuilding prices because shipowners were paying premiums for modern and immediately available vessels. However, in 2006 values decreased as a result of the downturn in the freight market, only to rebound again in the early part of 2007.

Business

We are a Republic of the Marshall Islands corporation incorporated on May 3, 2007 to acquire a fleet of modern, high quality containerships of diverse sizes. Eight of these vessels are geared. CMA CGM will be our sole charterer following this offering and we will initially derive all revenue from CMA CGM. Our business strategy is to own a fleet of appropriate vessels, charter our vessels under long-term, fixed-rate charters to number of reputable container shipping companies, including CMA CGM, to generate a stable cash flow. We intend to grow our fleet through vessel acquisitions, charter these vessels out, further increase our distributable cash flow per common share and pay regular quarterly dividends to our shareholders.

We intend to use the net proceeds of $334.9 million from this offering, together with borrowings under our credit facility of $171.5 million and the issuance of approximately 3.3 million common shares to CMA CGM in a private placement at the initial public offering price, to acquire the 10 secondhand vessels and the two newbuildings of our initial fleet from CMA CGM under the asset purchase agreement. We refer to these 12 containerships collectively as our ‘‘initial fleet.’’ Our initial fleet will have an aggregate capacity of 36,322 TEU and a weighted average age of 5.3 years upon delivery. Under the terms of the asset purchase agreement, we will acquire all of the 10 secondhand vessels and one newbuilding of our initial fleet within 10 business days of the closing of this offering.

In addition to our initial fleet, we will also acquire under the asset purchase agreement four secondhand vessels and one newbuilding with an aggregate capacity of 29,975 TEU and a weighted average age of 3.4 years upon delivery. Three of the secondhand vessels and the newbuilding are scheduled for delivery in December 2008 and the other secondhand vessel is scheduled for delivery in July 2009.

CMA CGM is the third largest container shipping company in the world, operating a fleet of 378 ships with a total capacity of 881,468 TEU as of September 30, 2007. CMA CGM will be issued approximately 3.3 million common shares in a private placement at the initial public offering price as partial payment of the purchase price of our initial fleet. CMA CGM will beneficially own approximately 15% of our outstanding common shares (or 13.3% if the underwriters exercise their over-allotment option in full) upon completion of this offering. In connection with our acquisition of our first contracted fleet, which we expect to occur in December 2008, we will issue additional common shares to CMA CGM, assuming we do not issue additional equity interest other than our common shares issued pursuant to this offering and to purchase our initial fleet and we anticipate that CMA CGM will thereafter beneficially own approximately 30% of our common shares.

Upon completion of the acquisition of our initial and contracted fleet, we will own a modern, high quality fleet of containerships ranging in sizes from 2,207 TEU to 10,960 TEU, with an average TEU capacity of approximately 3,900. Our initial and contracted fleet will have an aggregate capacity of 66,297 TEU and a weighted average age of 5.5 years upon delivery of all of our vessels, which we expect to occur by the third quarter 2009. All of our vessels in our initial and contracted fleet will be time chartered to CMA CGM for terms between five and 17 years equal to a non-weighted average term of 11 years.

In September 2007, Drewry estimated that world container traffic (measured in TEU capacity) may grow by 10.8% from 2007 to 2008, and may continue to grow at a similar high rate thereafter. According to Drewry, container shipping companies have been chartering-in increased portions of their fleets from third party owners on long-term charters as opposed to purchasing vessels outright; this trend is primarily due to the continued strong growth in capacity demand, combined with container shipping companies’ capital constraints and increased requirements for flexibility in fleet deployments to optimize changing service demands. Chartered-in vessels accounted for approximately 49% of the top 10 container shipping companies’ capacity in March 2007, compared to approximately 30% in 1997. We believe that we are well-positioned to capitalize on this trend by offering container shipping companies competitive charters of newbuildings and secondhand vessels to either grow their fleet or to replace owned or other vessels with long-term chartered vessels.

Our management team has extensive background in the shipping industry. Flemming R. Jacobs, our Chairman of the board of directors, has over 40 years of experience in the shipping industry, Ian J. Webber, our Chief Executive Officer, has over 12 years of experience in the shipping industry, Susan J. Cook, our Chief Financial

Business

Officer, has 15 years of experience in the shipping industry, Thomas A. Lister, our future Chief Commercial Officer, has 15 years of experience in liner shipping and ship finance and Capitain Ib Fruergaard, a member of our board of directors, has over 40 years of technical and management experience in the shipping industry.

Our management team will undertake all management of, and strategy for, our initial and contracted fleet and supervise the day-to-day ship management of our vessels which will initially be provided by, or under the responsibility of, CMA Ship Management, a wholly owned subsidiary of CMA CGM. As of September 30, 2007, CMA CGM managed 68 container vessels owned by it varying in capacity from 133 TEU to 9,415 TEU. We believe that CMA CGM has substantial experience in providing high-quality operational services in an efficient manner. Each ship management agreement will have a term of three years. For its services, our Ship Manager will receive an annual management fee of $114,000 per vessel. We will also reimburse the Ship Manager for operating expenses incurred by it on our behalf, up to a quarterly cap. The global expense agreement establishes the quarterly cap and the Ship Manager will bear the amount of operating expenses incurred on our behalf in excess of a quarterly cap. Drydocking expenses and insurance premiums will not be subject to the quarterly cap.

We will also enter into a transitional services agreement with CMA CGM. See ‘‘Transitional Services Agreement’’ for more information about this agreement.

OUR FLEET

Pursuant to the asset purchase agreement we have entered into with CMA CGM and certain of its vessel-owning subsidiaries, we will acquire (1) an initial fleet of 10 secondhand vessels and two newbuildings, (2) a first contracted fleet comprised of three secondhand vessels and one newbuilding expected to be delivered in December 2008 and (3) a second contracted fleet comprised of one secondhand vessel, expected to be delivered in July 2009. Our contracted fleet will have an aggregate capacity of 29,975 TEU and a weighted average age of 3.4 years upon delivery. Upon delivery of our contracted fleet, our initial and contracted fleet will have an aggregate capacity of 66,297 TEU and, as of that time, a weighted average age of approximately 5.5 years upon delivery of our contracted fleet. All vessels in our initial and contracted fleet will be time chartered to CMA CGM for terms ranging from five to 17 years and a non-weighted average charter period of 11 years.

The aggregate purchase price for our initial fleet is $573.0 million. We intend to finance our initial fleet with (1) the issuance of approximately 3.3 million common shares to CMA CGM in a private placement at the initial public offering price, (2) $334.9 million of the net proceeds from this offering (based on an initial public offering price of $20.00 per common share, which is the mid-point of the price range indicated on the front cover of this prospectus) and (3) borrowings of $171.5 million under our credit facility. Under the terms of the asset purchase agreement, we will acquire the 10 secondhand vessels and one newbuilding of our initial fleet within 10 business days of the closing of this offering. We expect to acquire the other newbuilding of our initial fleet in December 2007.

The aggregate purchase price for the vessels of our first contracted fleet is $355.0 million. We expect to finance the purchase price of the four vessels in our first contracted fleet with (1) the issuance of common shares at the initial public offering price to CMA CGM in a private placement totaling $95.2 million, which, at $20.00 per common share (the mid-point of the price range indicated on the front cover of this prospectus), would be approximately 4.8 million common shares and (2) borrowings of $259.8 million under our credit facility. If the underwriters exercise their over-allotment option in full, the portion of the purchase price paid in common shares will increase to $119.5 million, or 6.0 million common shares, and the amount borrowed under our credit facility will decrease to $235.5 million. Assuming that we do not issue any additional equity interest other than the common shares issued in connection with this offering and our purchase of our initial fleet, CMA CGM, after receiving payment for our first contracted fleet, will hold approximately 30% of our common shares.

The purchase price for our second contracted fleet is $82.0 million and will be financed by borrowings under our credit facility.

Our initial fleet will consist of 12 containerships, including two newbuildings, with an aggregate capacity of 36,322 TEU and a weighted average age of 5.3 years upon delivery.

Business

The following chart provides information about our initial and contracted fleet:

Vessel Size	Upon the Initial Public Offering*	In December 2007	In December 2008	In July 2009
2,207 TEU Class	4	4	4	4
2,262 and 2,272 TEU Class	4	4	4	4
4,113 TEU Class	2	2	2	2
4,045 TEU Class	0	0	2	2
4,298 TEU Class	0	0	1	1
5,100 TEU Class	1	2	2	2
6,627 TEU Class	0	0	0	1
10,960 TEU Class	0	0	1	1
Total Operating Vessels	11	12	16	17
Aggregate Capacity (TEU)	31,222	36,322	59,666	66,297

*

The secondhand vessels and one newbuilding of our initial fleet will be delivered within 10 business days of the closing of this offering.

The table below provides additional information about our initial and contracted fleet, including the current owners of the vessels:

Vessel Name	Size (TEU)	Year Built	Current Owner	Classification Society
Initial Fleet:
Ville d’Orion	4,113	1997	CMA CGM	Bureau Veritas
Ville d’Aquarius	4,113	1996	CMA CGM	Bureau Veritas
CMA CGM Matisse	2,262	1999	Pacific I S.N.C.	Bureau Veritas
CMA CGM Utrillo	2,262	1999	Pacific II S.N.C.	Bureau Veritas
MOL Rainbow	2,207	2003	Delmas	Bureau Veritas
Julie Delmas	2,207	2002	Delmas	Bureau Veritas
Kumasi	2,207	2002	Delmas	Bureau Veritas
Marie Delmas	2,207	2002	Delmas	Bureau Veritas
CMA CGM La Tour	2,272	2001	CMA CGM	Bureau Veritas
CMA CGM Manet	2,272	2001	CMA CGM	Bureau Veritas
CMA CGM Alcazar (Newbuilding 1)	5,100	2007	Not applicable	Bureau Veritas
CMA CGM Château d’lf (Newbuilding 2)	5,100	2007	Not applicable	Bureau Veritas
First Contracted Fleet:
Hull 4.126 (Newbuilding 3)	10,960	2008	Not applicable	Bureau Veritas
CMA CGM Jamaica	4,298	2006	CONTI 39. Container Schiffahrts-GmbH & Co. KG MS ‘‘CONTI MARSEILLE’’	Germanischer Lloyd
CMA CGM Sambhar	4,045	2006	CONTI 41. Container Schiffahrts-GmbH & Co. KG MS ‘‘CONTI NICE’’	Lloyd’s Register
CMA CGM America	4,045	2006	CONTI 42. Container Schiffahrts-GmbH & Co. KG MS ‘‘CONTI NANTES’’	Lloyd’s Register
Second Contracted Fleet:
CMA CGM Berlioz	6,627	2001	CMA CGM	Bureau Veritas

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OUR COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

Stable cash flows based on long-term, fixed-rate charters with staggered expirations.    All of the vessels in our initial and contracted fleet are, or upon delivery to us will be, subject to long-term, fixed-rate charters ranging from five to 17 years with a non-weighted average charter period of 11 years. As a result, our revenues have long-term stability and are protected from the volatility of the spot market and short-term charter rates. In addition, we believe that the staggered expirations of our charters reduces our exposure to the risk of having to re-charter in what might be a volatile charter market. We expect to have relatively stable operating costs and expenses until at least 2010 because of our fixed fee and capped operating cost arrangements under our ship management agreements and the global expense agreement.

Modern and diverse high quality fleet.    Upon delivery of all the vessels of our initial and contracted fleet in July 2009, our fleet will have a weighted average age of approximately 5.5 years, compared to a non-weighted average age for the world containership fleet, as of August 31, 2007, of 11 years. Our initial and contracted fleet has been, and the newbuildings will be, built to high standards by reputable shipyards, including Hanjin, Daewoo and the China Shipbuilding Corporation. We believe that owning a modern, high quality and well maintained fleet reduces the number of off-hire days, decreases operating costs, improves safety and provides us with a competitive advantage in securing future employment for our vessels. Our initial and contracted fleet will range in capacity from 2,207 TEU to 10,960 TEU, with an average TEU capacity of approximately 3,900. In addition, eight of the ships in our fleet are geared. This diversity in our fleet will allow our vessels to operate on different trading routes and offer increased flexibility in the re-charter market. Our fleet will also include five sets of sister ships with similar design specifications, which will provide us with certain efficiencies in crew training and lower inventory and maintenance expenses.

Financial strength and flexibility.    Upon completion of this offering, we expect to enter into an $800.0 million credit facility to finance, in part, the acquisition of our initial and contracted fleet. After payment for our initial and contracted fleet, we expect to have $281.2 million of undrawn availability under our credit facility. We believe that these available funds, together with our policy of retaining a portion of our cash flows for re-investment, will allow us to make selective acquisitions.

Experienced management team.    Members of our management team and our board of directors have extensive experience in the international container shipping industry and have long-term relationships with many companies and individuals in the industry. We will be able to capitalize on this experience and relationships to identify future acquisitions and charter opportunities and expand our customer base.

Although we believe that we possess the foregoing competitive strengths, we face a number of business challenges that may affect our profitability, including, but not limited to, our limited operating history, the implications of the size of the containership newbuilding orderbook compared to the current existing cellular fleet and how that will affect the industry’s perception of the modernness of our vessels in our initial and contracted fleet and how the volatile credit market will affect our ability to secure future sources of financing. See ‘‘Risk factors’’ for a more detailed discussion of the risks associated with our business.

OUR BUSINESS STRATEGIES

We will seek to increase distributable cash flow per common share by following certain business strategies. The key elements of our strategy are:

Make strategic acquisitions of vessels.    We intend to increase the size of our fleet beyond our initial and contracted fleet through selective acquisitions of newbuildings and secondhand vessels. We expect to have financial flexibility through, in part, the remaining capacity under our credit facility, to purchase additional vessels to increase distributable cash flow per share.

Expand our customer relationships.    We intend to add new container shipping companies as customers. As container shipping companies continue to increase their use of chartered-in vessels to add capacity in

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their existing trade routes or establish new trade routes, we believe the strong relationships that our management and board of directors have with other reputable container shipping companies will enhance our ability to secure new customers and diversify our revenue base.

Focus on long-term, fixed-rate charters.    Our business strategy is to enter into long-term, fixed-rate charters with reputable container shipping companies, which will provide us with stable future cash flows. According to Drewry, container shipping companies are growing or reconfiguring their fleets by acquiring vessels on long-term charters into major trade routes and we believe that our focus on competitively priced, long-term, fixed-rate charters will position us well to secure additional charters.

Maintain a high quality, diverse fleet.    We believe that our ability to maintain and increase our customer base will depend largely on the quality and diversity of our fleet and cost efficient operations allowing us to price long-term charters competitively. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing future employment for our vessels. We also believe the different sizes of the ships in our fleet, which includes five sets of sister ships and the fact that eight are geared, will be attractive to container shipping companies, allowing them to consider our vessels for a variety of trade routes.

Continue to outsource ship management services.    The day-to-day technical management of our fleet will be provided initially by CMA Ship Management, a wholly owned subsidiary of CMA CGM. CMA CGM currently manages 68 container vessels that range in capacity from 133 TEU to 9,415 TEU. We believe CMA CGM has substantial experience in providing high-quality operational services in an efficient manner. In addition, we will monitor our Ship Manager to ensure our fleet is well managed at comparable terms compared to other third party technical managers.

Maintain financial strength and flexibility.    We intend to preserve our financial strength and flexibility, initially through the available capacity under our $800.0 million credit facility, so that we will be able to fund our capital expenditures, take advantage of market conditions and pursue expansion opportunities.

An investment in our common shares involves risks and we can provide no assurance that we will be able to implement our business strategies described above. We urge you to consider carefully all the factors set forth in ‘‘Risk factors.’’

TRANSITIONAL SERVICES AGREEMENT

To assist us in commencing our operations, we will enter into a transitional services agreement with CMA CGM. Pursuant to this agreement, CMA CGM will provide general administrative and support services to us upon our request. We will pay for the services at (1) cost plus a margin of 5% and (2) for the services of employees of CMA CGM at agreed upon hourly rates. There is no minimum amount of services we must purchase from CMA CGM, nor are we required to utilize CMA CGM to provide any such services. The transitional services agreement will have an initial term of six months following the completion of this offering during which neither party can terminate the agreement. Thereafter, unless terminated, it will be renewable by us for monthly periods for up to a total of six additional months. After the initial six-month term, either we or CMA CGM can terminate the transitional services agreement upon three months’ advance written notice to the other party.

TIME CHARTERS

The following is a summary of the material terms of the time charters for our initial fleet. The form of our time charters has been filed as an exhibit to the registration statement of which this prospectus forms a part. You can also obtain copies of these charters by following the instructions under ‘‘Where you can find more information.’’

General

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rates. The Charterer is responsible for substantially all of the vessel’s voyage costs, such as fuel and port charges. Each of the vessels in our initial and contracted fleet is subject to a long-term time

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charter with CMA CGM. We intend to create separate subsidiaries to own each individual vessel in our initial and contracted fleet. We will guarantee the obligations of each of our subsidiaries under the charters and CMA CGM will guarantee each Charterer’s obligations to us.

Initial Term

Each of our charters is long-term and commences on a vessel’s delivery. Due to different delivery dates and term commencement dates, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to re-chartering risk upon expiration of our initial long-term charters and may mitigate the impact of any downturn in the container shipping industry. The charters have initial terms of five to 17 years and our initial and contracted fleet together will have a non-weighted average charter period of 11 years. The basic charter periods for our fleet are as follows:

Vessel Name	Projected Commencment of Charter	Charter Period (Years)
Initial Fleet:
Ville d’Orion	On delivery following this offering	5
Ville d’Aquarius	On delivery following this offering	5
CMA CGM Matisse	On delivery following this offering	9
CMA CGM Utrillo	On delivery following this offering	9
MOL Rainbow	On delivery following this offering	10
Julie Delmas	On delivery following this offering	10
Marie Delmas	On delivery following this offering	10
Kumasi	On delivery following this offering	10
CMA CGM La Tour	On delivery following this offering	9
CMA CGM Manet	On delivery following this offering	9
CMA CGM Alcazar (Newbuilding 1)	On delivery following this offering	13
CMA CGM Château d’lf (Newbuilding 2)	December 2007	13
	First Contracted Fleet:
Hull 4.126 (Newbuilding 3)	December 2008	17
CMA CGM Jamaica	December 2008	14
CMA CGM Sambhar	December 2008	14
CMA CGM America	December 2008	14
	Second Contracted Fleet:
CMA CGM Berlioz	July 2009	12

Daily Rate

‘‘Daily rate’’ refers to the basic payment to the Charterer for the use of the vessel. Under all of our time charters, hire is payable in advance every 15 days in United States dollars. The daily rate is a fixed daily amount that will remain the same for the duration of the charter.

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The following chart shows the daily hire rate that CMA CGM has agreed to pay for each vessel:

Vessel Name	Daily Hire Rate
Initial Fleet:
Ville d’Orion	$21,500
Ville d’Aquarius	$21,500
CMA CGM Matisse	$17,900
CMA CGM Utrillo	$17,900
MOL Rainbow	$17,900
Julie Delmas	$17,900
Marie Delmas	$17,900
CMA CGM La Tour	$17,900
CMA CGM Manet	$17,900
Kumasi	$17,900
CMA CGM Alcazar (Newbuilding 1)	$33,250
CMA CGM Château d’lf (Newbuilding 2)	$33,250
First Contracted Fleet:
Hull 4.126 (Newbuilding 3)	$44,405
CMA CGM Jamaica	$23,500
CMA CGM Sambhar	$23,500
CMA CGM America	$23,500
Second Contracted Fleet:
CMA CGM Berlioz	$31,000

Operations and Expenses

As owner, we will maintain each vessel in its class and in an efficient state of hull and machinery and will be responsible for vessel costs such as crewing, maintenance and drydock. The Charterer will be responsible for the voyage costs, which includes expenses relating to particular voyages, such as bunker fuel, stevedoring, port charges and towage. We will enter into ship management agreements and the global expense agreement with our Ship Manager. See ‘‘Our Ship Manager and management related agreements’’ for a description of the material terms of the ship management agreements and the global expense agreement.

Costs incurred due to structural changes because of changes in legal, classification society or regulatory requirements regarding the vessel shall be paid by us unless the annual costs aggregate to more than $100,000 for each vessel impacted by such changes, in which case the Charterer will fully compensate us through a corresponding charterhire rate increase that will be in effect from the year the aggregate amount is reached.

The Charterer is required to pay any costs of war risks insurance and additional crew expenses, if any, that are applicable if the Charterer acts outside the insurance limits and for entering areas which are specified by the insurance underwriters as being subject to additional premiums because of war risks.

Right of First Refusal

Pursuant to the terms of the time charter, the Charterer has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell the vessel during, or at the end of, the charter period. Should the Charterer not exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to the Charterer’s approval, which shall not be unreasonably withheld. The Charterer has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to the Charterer’s interest.

Off-hire

Under the time charter, when the vessel is not available for service, or ‘‘off-hire,’’ the Charterer generally is not required to pay the hire rate (unless the Charterer is responsible for the circumstances giving rise to the ship’s

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unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

any drydocking for repairs, maintenance or classification society inspection;

any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within our control;

our deviation, other than to save life or property, which results in the charterer’s lost time;

crewing labor boycotts or certain vessel arrests; or

our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, which includes maintaining the vessel, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of our vessels will be provided by our Ship Manager pursuant to the terms of the ship management agreements. See ‘‘Our Ship Manager and management related agreements’’ for a description of the material terms of the ship management agreements.

Termination and Withdrawal

If a vessel is off-hire for more than 90 consecutive days, then the Charterer may cancel the charter without any further consequential claims provided the vessel is free of cargo.

If a vessel’s fuel consumption is increased for a prolonged period above a specified percentage or speed is decreased below a specified level, the time charter provides that hire payments under the time charter may be adjusted until or unless the speed and fuel consumption return to the level specified in the time charter. If a vessel’s fuel consumption exceeds a higher percentage than the percentages specified in the charter over a continuous period of 30 days, and the reason is within our or the vessel’s control, the Charterer may request that we cure the deficiency. If the deficiency is not cured within 30 days after we receive notice, then the Charterer may terminate the charter.

If either party informs the other party of a default under the charter, and the default is not rectified within 60 days of such notice, then the party giving the notice has the right to terminate the time charter with respect to that vessel.

The charter payments will terminate in the event of a total (actual or constructive) loss of the vessel.

We may suspend the performance of our obligations under the charter if the Charterer defaults on its payment obligations under the charter.

Inspection by Classification Societies

Every seagoing vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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The classification society, on request, also undertakes other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed, are required to be performed as follows:

Annual Surveys.    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys.    Extended annual surveys are referred to as intermediate surveys and are typically conducted (a) two and one-half years after commissioning the vessel and (b) after each class renewal of the vessel. Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ that must be rectified by the shipowner within prescribed time limits. However, by increasing the resilience of the underwater coating of a vessel and marking the vessel’s hulls to accommodate in-water inspection by divers, in-water inspections may be accepted in lieu of drydockings. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

Class Renewal Surveys.    Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

As a condition for obtaining insurance coverage as well as for obtaining financing from our lenders, every one of our vessels needs to be certified ‘‘in class’’ by a member of the IACS. Four of the secondhand vessels in our initial fleet currently have recommendations. Pursuant to the terms of the asset purchase agreement, any recommendations or conditions of class or suspensions from class which exist at the time of sale to us will be remedied at the sole expense of the vendors during the next scheduled drydocking of that vessel. We will also be indemnified for a period of two years from the date of the sale of the vessel for certain losses, so long as they are incurred prior to the full repair of the vessel, that arise out of any conditions of class or recommendations existing on the vessel or suspensions from class at the time of sale. We are also currently aware of existing conditions of class on two vessels in our contracted fleet. See ‘‘Acquisition of our initial and contracted fleet — Asset purchase agreement.’’

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The following table lists the months that the vessels of our initial and contracted fleet need to have completed their next drydockings:

Vessel Name	Drydocking Month*
Ville d’Orion	May 2011
Ville d’Aquarius	March 2011
CMA CGM Matisse	November 2009
CMA CGM Utrillo	December 2009
MOL Rainbow	March 2008
Julie Delmas	October 2012**
Marie Delmas	March 2012
CMA CGM La Tour	July 2011
CMA CGM Manet	July 2011
Kumasi	May 2012
CMA CGM Alcazar (Newbuilding 1)***	November 2012
CMA CGM Château d’lf (Newbuilding 2)***	December 2012
Hull 4.126 (Newbuilding 3)***	December 2013
CMA CGM Jamaica	March 2009
CMA CGM Sambhar	July 2009
CMA CGM America	September 2009
CMA CGM Berlioz	June 2011

*

Expected months of drydocking assume that the vessels of our initial and contracted fleet qualify for in-water inspections.

**

The month of the last drydocking for the Julie Delmas was in October 2007.

***

We assume that each newbuilding’s drydocking must take place within five years of completing construction of the newbuilding.

Competition

We operate in markets that are highly competitive. We compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. We also expect to compete with many other companies, including CMA CGM and its subsidiaries, to, among other things, purchase newbuildings and secondhand vessels to grow our fleet.

We expect substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors have significantly greater current financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. There may be an increasing number of owners with vessels available for charter, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to maintain or expand our relationships with our Charterer or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. For a more detailed description of our competitive environment and the top containership owners by fleet, see ‘‘The international containership industry.’’

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by CMA CGM. For example, the MOL Rainbow, Julie Delmas, Kumasi and Marie Delmas vessels are not compliant with all United States, Canadian and Panama Canal regulations, as our Charterer does not intend to operate them in these waters.

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Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and codes, and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures, and are subject to frequent change.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, United States Coast Guard, harbor master or equivalent, classification societies, flag state administrations, country of registry, charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. Because such laws and regulations are frequently changed and may impose increasingly strict requirements, future environmental regulations may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse affect on our financial condition and results of operations.

International Maritime Organization

Our vessels are subject to standards imposed by the International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has negotiated international conventions and implemented regulations that address oil discharges, ballasting and unloading operations, sewage, garbage and air emissions, and impose liability for pollution in international waters and a signatory’s territorial waters.

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Upon the acquisition of the secondhand vessels and the newbuildings from CMA CGM, we intend to register them in flag states that have ratified Annex VI, which would require that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates,

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for the vessels in our initial and contracted fleet, from those flag states. As of November 1, 2007, of the secondhand vessels that we have agreed to purchase from CMA CGM, all of the vessels requiring IAPP Certificates had such certificates.

The operation of our vessels also will be affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires shipowners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a ‘‘Safety Management System,’’ which includes the requirements to adopt a safety and environmental protection policy; instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities within the provision of the ISM Code; procedures to prepare guidelines and respond to emergency situation; and procedures for internal audits and management reviews. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of November 1, 2007, each of the secondhand vessels in our initial and contracted fleet, and the entities managing or owning them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

The IMO has also adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. See ‘‘The National Invasive Species Act and the Clean Water Act,’’ below, for a discussion of possible impacts of increased ballast water management regulation.

Increasingly, independent agencies representing various nations and regions are adopting additional unilateral requirements on the operation of vessels in their territorial waters. These regulations, as described below, apply to our vessels when they are in their waters and can add to the costs of operating and maintaining those vessels as well as increasing the potential liabilities that apply to spills or releases of oil or other materials or violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants and affects all owners and operators whose vessels trade in the United States, including its territories and possessions, or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships.

Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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natural resources damage and the costs of assessment thereof;

real and personal property damage;

net loss of taxes, royalties, rents, fees and other lost revenues;

lost profits or impairment of earning capacity due to property or natural resources damage; and

net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

The Coast Guard and Maritime Transportation Act of 2006, or CGMTA, amended OPA to increase the limits of the liability of responsible parties. For any non-tank vessel, the new limits on liability are the greater of $950 per gross ton or $800,000. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Additionally, OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

We intend to maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to obtain a certificate of financial responsibility by establishing and maintaining with the United States Coast Guard, or Coast Guard, evidence of financial responsibility sufficient to meet their potential liabilities under the OPA; an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. Regulations currently require evidence of financial responsibility for non-tank vessels in the amount of $300.0 per gross ton, or $0.5 million, whichever is greater (these totals include the financial responsibility amounts established under CERCLA, as described below). However, the Coast Guard has announced its intention to revise that regulatory requirement to reflect the increased limits on liability described above. An owner or operator may evidence its financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. For our vessels that plan on entering U.S. waters, we intend to comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase costs of obtaining this insurance for us and our competitors.

In addition, Title VII of the Coast Guard and Maritime Transportation Act of 2004 amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by

Business

vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. We are in the process of preparing plans to comply with the requirements of the CGMTA and OPA.

The Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified responsible parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300.0 per gross ton, or $0.5 million, unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. These liability amounts are included in the total financial responsibility amounts required to obtain a Coast Guard certificate of financial responsibility, as described above.

The National Invasive Species Act and the Clean Water Act

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into United States ports through ballast water taken on by ships in foreign ports. Under NISA, the Coast Guard requires mandatory ballast water management practices for all vessels equipped with ballast water tanks bound for United States ports or entering United States waters and requires vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Coast Guard regulations also establish penalties for ships headed to the United States that fail to submit a ballast water management reporting form, as well as vessels bound for the Great Lakes or portions of the Hudson River that violate mandatory ballast water management requirements. The Coast Guard may now impose a civil penalty of up to $27,500 per day or, in the case of knowing violations, Class C Felony charge for non-submittal.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current Environmental Protection Agency, or EPA, regulations exempt ships in United States’ navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a United States District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. Unless this decision is overturned on appeal or by legislation, or the relief in question is modified, vessels entering United States waters would be required to comply with the CWA permitting program to be developed by the EPA or face penalties.

Changes in ballast water management rules and regulations, either in the United States or internationally (see ‘‘International Maritime Organization’’ above), could increase the cost of compliance for ocean carriers, including requiring installation of equipment of ballast water treatment systems on vessels at substantial cost.

European Union

The European Union has also adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation of member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority.

Business

Other Regions

The environmental protection regimes in other relatively high-income countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase our costs to operate our initial and contracted fleet. These requirements, however, would apply to the industry as a whole who operate in those regions and would also affect our competitors.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, the Coast Guard in July 2003 issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

on-board installation of ship security alert systems;

the development of vessel security plans; and

compliance with flag state security certification requirements.

Coast Guard regulations are intended to align with international maritime security standards and they exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. CMA CGM has previously implemented various security measures addressed by SOLAS and the ISPS Code for the vessels in our initial fleet and we intend to do so in the future for the vessels of our contracted fleet.

100% CONTAINER SCREENING

The United States signed into law the 9/11 Commission Act on August 3, 2007. The Act requires that all containers destined to the United States be scanned by x-ray machines before leaving port. This new requirement for 100% scanning is set to take effect in 2012, but the Secretary of the United States Department of Homeland Security has the authority to set an earlier deadline (based on developments arising from the on-going pilot program under the SAFE-Port Act of 2006) or to extend the deadline up to two years, to 2014. Ports that ship to the United States will likely have to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies, including some or all of our competitors, may incur surcharges on containers to cover the costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Business

Risk of Loss and Liability Insurance

General

The operation of any container vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental damages, spills or releases, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes, in certain circumstances, virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

We intend to maintain marine hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our initial and contracted fleet in amounts that we believe to be prudent to cover normal risks in our operations, but we may not be able to maintain these levels of coverage throughout our vessels’ useful lives. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery, Loss of Hire and War Risks Insurance

We will maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels will each be covered up to at least fair market value, which we expect our board of directors to assess at least annually, with certain deductibles per vessel per incident. We will also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance. Under the terms of our credit facility, we will assign these insurance policies to our lenders and we will be subject to restrictions on our use of any proceeds therefrom.

We may obtain loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage might be valuable to us. We will evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is mutual indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, which insure our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Subject to the ‘‘capping’’ discussed below, our coverage, except for pollution, will be unlimited. Our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident.

The International Group is comprised of 13 P&I Associations. The International Group insures approximately 90% of the world’s commercial blue-water tonnage and has entered into a pooling agreement with each of its members to reinsure each association’s liabilities. This pooling agreement provides a mechanism for sharing all claims up to a current cap of approximately $5.4 billion. We intend to become a member of a P&I Association that is a member of the International Group, and as such, we will be subject to calls payable to the other P&I Associations based on the International Group’s claim records as well as the claim records of all other members of the individual P&I Associations.

Business

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Acquisition of our initial and contracted fleet

The following includes a summary of the material terms of our asset purchase agreement. For more information, you should read the entire asset purchase agreement filed as an exhibit to the registration statement of which this prospectus forms a part. See ‘‘Where you can find more information’’ for instructions as to how to obtain copies of this agreement.

ASSET PURCHASE AGREEMENT

We have entered into an asset purchase agreement with CMA CGM and certain of its vessel-owning subsidiaries to acquire our initial and contracted fleet. We refer to CMA CGM together with its vessel-owning subsidiaries as the vendors. See ‘‘Business — Our Fleet’’ for a description of the vessels to be acquired.

Under the agreement, the vendors have warranted to us that the vessels to be sold to us will be delivered in class, with valid classification certificates and without recommendations or conditions of class, or that any recommendations or conditions of class or suspensions from class which exist and have not been cured by the time of the sale of the vessel will be remedied at the sole expense of the vendors during the next scheduled drydocking of that vessel. We are currently aware of existing recommendations on four vessels in our initial fleet and existing conditions of class on two vessels in our contracted fleet. In the event that, after its sale to us, a vessel is off-hire due to any of the existing conditions of class or recommendations or suspensions from class (or for any repairs thereof), the vendors have agreed to pay us the daily charter hire amounts (as provided in the relevant charter agreement for such vessel) for each day that the vessel is off-hire due to the existing conditions of class or recommendations or suspensions from class or for any repairs thereof. In addition, we will also be indemnified for a period of two years from the date of the sale of the vessel for certain losses, so long as they are incurred prior to the full repair of the vessel, that arise out of any conditions of class or recommendations existing on the vessel at the time of sale.

In the case of a vessel with an existing condition of class or recommendation or suspensions from class as of the intended date of sale, where all or any portion of its purchase price is to be funded with borrowings under our credit facility, we are obligated under the terms of the asset purchase agreement to obtain the consent of the lenders prior to its purchase. If the lenders do not provide their consent, then the vendor shall be obligated to fully repair the vessel prior to its sale to us at its own expense. Once repaired, we and the vendor will be obligated to complete the sale of the vessel in accordance with the terms of the asset purchase agreement; provided that we have available, or are able to obtain under our credit facility, sufficient funds to pay the purchase price.

The vendors have also warranted to us that the vessels will be free from all liens, encumbrances and mortgages or any other debts whatsoever. The vendors further agreed to indemnify us against all consequences of claims made against the vessels that are incurred prior to the agreed upon time and date of delivery.

Under the asset purchase agreement, we have the right to inspect each of the secondhand vessels and review their records and classification surveys in connection with our purchase. We are using a qualified third party to complete such inspections prior to delivery but do not intend to perform any underwater inspections prior to the time of delivery. The vendors have agreed that they will deliver the vessels to us in the same condition as they were at the time of our inspection, fair wear and tear excepted. The vendors have agreed to consult with us regarding any inspections of the newbuildings in our initial fleet and first contracted fleet, but they are not obligated to invite us to participate in any inspections of those vessels if such action would violate the terms of the agreements by which they are acquiring the newbuildings.

Our Initial and our Contracted Fleets

The aggregate purchase price for the initial fleet is $573.0 million. We expect to finance the acquisition of the vessels of our initial fleet with common shares, proceeds from this offering and borrowings under our credit facility. Pursuant to the terms of the asset purchase agreement, we will issue common shares at the initial public offering price in a private placement to CMA CGM in an amount equal to 15% of the sum of the outstanding common shares as of the date of the completion of this offering plus that number of common shares (which will be approximately 3.3 million) which we issue as partial payment for the initial fleet. We will also finance the

Acquisition of our initial and contracted fleet

acquisition of the vessels of our initial fleet with $334.9 million of the net proceeds from the sale of 18.9 million common shares in this offering and borrowings of $171.5 million under our credit facility. If CMA CGM does not deliver one of the vessels in our initial fleet, then the amount payable to CMA CGM will be correspondingly reduced. Under the terms of the asset purchase agreement, we will acquire all of the 10 secondhand vessels and one newbuilding of our initial fleet within 10 business days of the closing of this offering. For any of the 10 secondhand vessels and one newbuilding in our initial fleet delivered to us after the date of completion of this offering, the relevant vendor will compensate us for the delay by paying to us an amount equal to (a) the daily charterhire for such vessel, minus its estimated daily operating expenses, multiplied by (b) the number of days past the completion date. We will acquire the other newbuilding in our initial fleet as soon as possible after the closing of this offering and its delivery to the vendor, which we expect will occur in December 2007.

The aggregate purchase price for the vessels of our first contracted fleet is $355.0 million. We expect to finance the purchase price of the four vessels in our first contracted fleet with both common shares and borrowings under our credit facility. Pursuant to the terms of the asset purchase agreement, we will issue that amount of common shares to CMA CGM so that its aggregate shareholdings will be equal to 30% of the sum of our common shares outstanding as of the date of the completion of this offering plus that number of shares which we issue as partial payment for the initial fleet and the first contracted fleet. We will issue the common shares in a private placement and at the initial public offering price. At $20.00 per common share (the mid-point of the price range indicated on the front cover of this prospectus), the required number of shares would be approximately 4.8 million. We will further finance the acquisition of the vessels of our first contracted fleet with borrowings of $259.8 million under our credit facility. If the underwriters exercise their over-allotment option in full, the portion of the purchase price paid in common shares will increase to $119.5 million, or 6 million common shares, and the borrowings under our credit facility will decrease to $235.5 million. If CMA CGM does not deliver one of the vessels in the first contracted fleet, then the amount payable to CMA CGM will be correspondingly reduced. Assuming that we do not issue any additional equity interest other than the common shares issued in connection with this offering and our purchase of the initial fleet, CMA CGM, after receiving payment for the initial contracted fleet, will hold approximately 30% of our common shares.

The purchase price for the vessel in our second contracted fleet will be financed by borrowings of $82.0 million under our credit facility.

The terms of the asset purchase agreement provide that in the event of any adjustments to the purchase price of the three newbuildings in our initial and contracted fleet, those adjustments (which may only be price reductions in the case of the two newbuildings in our initial fleet, but may be either a price increase or a price reduction in the case of the newbuilding in our contracted fleet), will be transferred to us from the vendor. Any such purchase price adjustment will also cause a corresponding change to be made to the charter hire paid for such vessel pursuant to its time charter.

Secondhand Vessels

The 10 secondhand vessels in our initial fleet are currently owned by CMA CGM or one of its wholly owned subsidiaries. They (along with one of the newbuildings in our initial fleet) will be delivered to us within 10 business days of the closing of this offering, as described above.

The three secondhand vessels in our first contracted fleet, the CMA CGM Jamaica, the CMA CGM Sambhar and the CMA CGM America, are currently owned by third parties, unaffiliated with the vendors (see ‘‘Business — Our Fleet’’) and are presently chartered to CMA CGM. Under each charter with such third party, CMA CGM has the option to purchase the vessels. CMA CGM has exercised its purchase options and, pursuant to the terms of the asset purchase agreement, will sell those vessels to us. CMA CGM has agreed to deliver to us the three secondhand vessels in our first contracted fleet in December 2008, subject to CMA CGM’s acquisition of the vessels from the third party charterer.

The vessel in our second contracted fleet, the CMA CGM Berlioz, is currently owned by CMA CGM and one of its wholly owned subsidiaries. CMA CGM has agreed to deliver it to us in July 2009.

Acquisition of our initial and contracted fleet

Vessels Under Construction

Our two newbuildings in our initial fleet are being built by Hanjin Heavy Industries & Construction Co., Ltd. at its Youngdo shipyard in Busan, Korea pursuant to ship building contracts with Cosco Charleston Maritime Inc. and Cosco Norfolk Maritime, Inc. CMA CGM has entered into a separate memorandum of agreement with each of Cosco Charleston Maritime, Inc. and Cosco Norfolk Maritime, Inc., pursuant to which CMA CGM has agreed to acquire the newbuildings from such entities upon delivery to them of ships from the builder. Subject to certain exceptions, CMA CGM will be obligated to buy each of the newbuildings. Each of the sellers will assign to CMA CGM the builder’s guarantee of material and workmanship as per the original ship building contracts. The sellers are not responsible for any claim relating to the condition or performance of the newbuildings after delivery to CMA CGM. Instead, CMA CGM must pursue such claims against the builder.

We will acquire the two newbuildings of our initial fleet from CMA CGM pursuant to the asset purchase agreement and two memoranda of agreement between us and CMA CGM. Because we anticipate that CMA CGM will receive delivery of, and operate, one of the newbuildings prior to the completion of this offering, the memorandum of agreement for that vessel will be a standard form. The memorandum of agreement for the newbuilding which will be delivered to CMA CGM after completion of this offering and which CMA CGM will not operate prior to its sale to us will be in a form derived from CMA CGM’s memorandum of agreement with Cosco.

Both memoranda of agreement will be incorporated by reference into the asset purchase agreement. The memoranda of agreement and the asset purchase agreement will provide for, among other things, the transfer to us of the builder’s guarantee of material and workmanship under the original ship building contracts or, if such transfer is unenforceable, an obligation by CMA CGM to enforce the warranties on our behalf and a transfer by CMA CGM to us of any reductions in the purchase price of the vessels due to failure of the ships to meet the specifications set forth in their respective ship building contracts. Under the asset purchase agreement, both we and CMA CGM would also cause a corresponding adjustment to be made to the ship’s charterhire rate. If CMA CGM is not obligated to purchase either of the newbuildings because it does not meet the relevant specifications, then, pursuant to the terms of the asset purchase agreement, we can request that CMA CGM purchase the vessel anyway on the condition that CMA CGM will not have any obligation to charter such vessel or incur any additional liability for its purchase.

Our Hull 4.126 newbuilding in our first contracted fleet is being built by Daewoo Shipbuilding & Marine Engineering Co., Ltd., or Daewoo, at its shipyard on Okpo Koje Island, Korea pursuant to a ship building contract with CMA CGM. The ship building contract will not be assigned to us by CMA CGM prior to delivery of the ship to us and CMA CGM will be responsible for payments due under the ship building contract. We will take delivery of the newbuilding after it is constructed, purchased and delivered to CMA CGM, subject to terms of the shipbuilding contract. If CMA CGM is not obligated to purchase the newbuilding because it does not meet the relevant specifications, then, pursuant to the terms of the asset purchase agreement, we can request that CMA CGM purchase the vessel anyway on the condition that CMA CGM will not have any obligation to charter such vessel or incur any additional liability for its purchase. If the newbuilding is delivered but does not meet the specifications set forth in the ship building contract, then we are entitled to receive all rebates, discounts and reductions entitled to be given to CMA CGM and the purchase price and charterhire rate will be reduced accordingly.

For a 12-month period that begins once the vessel has been delivered to CMA CGM, Daewoo guarantees the vessel and all parts and equipment thereof against all defects which are directly due to, but are not limited to, defective materials, construction miscalculation and/or poor workmanship, provided that such defects have not been caused by seaborne dangers, or navigation, or by normal wear and tear, overloading, improper loading or stowage, fire, accident or by any other circumstances beyond the control of the ship builder, incompetence, mismanagement, negligence or willful neglect or by alteration of addition by CMA CGM not previously approved by the builder. If the shipyard agrees, all such warranties, to the extent assignable, will be transferred to us in connection with our purchase of the newbuilding. If the shipyard does not agree, CMA CGM has agreed in the asset purchase agreement that it will enforce the warranties on our behalf.

Our credit facility

In connection with this offering, we will establish an eight year $800.0 million senior secured revolving credit facility with Fortis Bank (Nederland) N.V., or Agent, Citibank International Plc and HSH Nordbank AG, which we refer to as our credit facility. The following includes a summary of the material terms of our credit facility. For more information, you should read the entire credit agreement filed as an exhibit to the registration statement of which this prospectus forms a part. See ‘‘Where you can find more information’’ for instructions as to how to obtain copies of this agreement.

We intend to draw funds under our credit facility to finance in part the purchase of our initial and contracted fleet and the purchase of additional vessels meeting the requirements described below, as well as for other general corporate purposes. All of our subsidiary companies owning vessels included in the security package will be borrowers and guarantors jointly and severally guaranteeing our obligations under our credit facility. ‘‘We’’ and ‘‘our’’, when used in this Section ‘‘Our credit facility,’’ refer to Global Ship Lease and its subsidiaries who are borrowers and guarantors under the credit facility.

We expect to borrow $177.0 million under the credit facility to finance $171.5 million of the price of our initial fleet and also to pay the lenders fees and expenses of $5.5 million. We intend to borrow a further $259.8 million, assuming the underwriters do not exercise the over-allotment option, under the credit facility upon the acquisition of our first contracted fleet, expected to be purchased in December 2008, and $82.0 million upon the acquisition of our second contracted fleet, which is expected to be purchased in July 2009. Subject to the satisfaction of certain conditions described below, we will be permitted to borrow funds up to the full amount of the credit facility for a period of five years from the closing of the credit facility. Commencing five years after the closing of the credit facility, amounts that we are able to borrow under the credit facility will reduce as discussed below.

We expect to pay a commitment fee of 0.25% per annum, which will be payable quarterly in arrears, on the undrawn portion of the credit facility. We will be responsible for the duly justified costs properly incurred in connection with the establishment and the maintenance of the credit facility.

Borrowings under the credit facility will bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar Libor, or such other periods as the Agent may agree. The margin will depend on the ‘‘leverage ratio,’’ which will be defined as the ratio of the aggregate amount outstanding under our credit facility, net of surplus cash held in the retention account, to the aggregate market value of the vessels securing the credit facility. The charter-free market value of a vessel will be calculated semi-annually as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. Set forth below is the margin that will apply to the applicable leverage ratio:

Leverage Ratio	Margin
Up to 50%	0.75%
Greater than 50% to 60%	0.80%
Greater than 60% to 70%	0.90%
Greater than 70% to 75%	1.10%

During the continuance of any principal or interest default, the margin on the overdue amounts will increase by 2% per annum. Pursuant to the terms of the credit facility, we must hedge at least 50% of the amounts outstanding under the credit facility.

Our ability to borrow amounts under our credit facility will be subject to the execution of customary documentation relating to the credit facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Our ability to borrow to acquire additional vessels that will be included in the security package under the credit facility will be subject to the target vessel being a vessel where we can prove certain financial requirements related to it and being a container carrier of standard design and at least 750 TEU in capacity and no more than 10 years old at the time of acquisition and being employed by an acceptable charterer. In certain limited circumstances, we can

Our credit facility

utilize the credit facility to purchase vessels that will not be required to form part of the security package. Our ability to draw funds under our credit facility will be subject to our total borrowings under our credit facility not exceeding 70% of the aggregate charter-free market value of the vessels within the security package.

The credit facility amount will reduce, commencing five years from date of completion of this offering, in 12 equal quarterly installments. We must repay any amount outstanding that is in excess of the newly-reduced maximum credit facility amount. The amount of each installment will be determined four years and nine months after the date of closing of the credit facility based on the following formula: one-quarter of the amount of the credit facility amount divided by the number equal to 18 minus the average age of all vessels included in the security package weighted by market value. Any amount outstanding under the credit facility at the maturity date must be repaid in one installment. We may voluntarily cancel undrawn amounts under the credit facility from time to time in a minimum amount of $5.0 million or in multiples of $2.5 million in excess of such amount.

Pursuant to the terms of our mandate letter, the lead arrangers have the right during the syndication of the facility, to increase, by up to 20 basis points, either the margin or the participation fees we would owe the arrangers, if such an increase, in the judgment of any of the lead arrangers after consultation with us, is advisable to ensure a successful syndication of the facility. If the lead arrangers determine that an increase is advisable, and we do not accept such an increase within ten business days of such a determination, the arrangers will be entitled to terminate the commitment letter. In the event of such an increase of the margin or the fees, CMA CGM has agreed to increase the charterhire rates that it pays to us under the charter agreements by a minimum amount of $100 per day per vessel, provided that we and the charterer will determine on a good faith and commercially reasonable basis whether the amount of such increase is sufficient.

SECURITY

Our credit facility will provide that borrowings under the credit facility will be secured by the following:

a first priority pledge over our accounts, and those of our subsidiaries’ owning vessels in the security package, which will be held with the Agent;

cross-collateralized first priority mortgages on each of the vessels in the security package registered or flagged in a jurisdiction acceptable to the lenders;

marine and war risks insurance covering a minimum of 110% of the outstanding credit facility amount;

a first priority assignment of time charter contracts, in respect of the vessels in the security package;

a first priority assignment of insurances in respect of each of the vessels in the security package;

a first priority pledge over the shares of our borrowing or guaranteeing subsidiaries;

corporate guarantees for our obligations from guarantors being our non-borrowing subsidiaries under this credit facility;

a first priority assignment of the unconditional and irrevocable corporate guarantee from CMA CGM to us for the obligations of the Charterer, under the time charters, in cases where the Charterer is a subsidiary of CMA CGM;

a first priority assignment of the management agreements for the vessels in the security package; and

a first priority (general) assignment of the earnings of the vessels in the security package.

In the event of either the sale or total loss of a vessel, the amount available for us to borrow under our credit facility will be reduced so that our borrowings under the credit facility does not exceed 70% of the market value of the remaining vessels that secure our obligations under the credit facility.

COVENANTS

Our credit facility will contain covenants that require us to ensure, among other things, that:

the employment details of additional vessels that we acquire are given to the Agent;

Our credit facility

technical and/or operational management of all the vessels secured under this facility and/or the supervisor in respect of newbuildings to be executed by CMA CGM or any of its wholly owned subsidiaries, or any other company internationally recognized and acceptable to the Agent;

the earnings accounts, the operating account and retention account in relation to the vessels will be held with the Agent;

the vessels will be in class, free of any material overdue recommendations, and the classification society is to be part of the IACS. No change of class without the prior written consent of the Agent, such consent not to be unreasonably withheld;

we are only to be involved in the business of ownership of vessels, technical and commercial management of such vessels and related activities;

we may not charter-in vessels, lease vessels or enter into any similar arrangement without the prior written approval of the Agent, other than time chartering up to three months, such consent not to be unreasonably withheld, unless the arrangement is with or to us or our subsidiaries, in which case no approval from the Agent shall be required;

we shall supply a list of acceptable flags to be approved by the Agent. We may change flag to another approved flag provided the Agent receives the required documentation;

we are restricted from certain asset acquisitions and disposals with respect to our subsidiaries other than disposals made in the ordinary course of business of the disposing subsidiary on arms-length terms and for fair value or any disposal of assets (other than vessels) in exchange for other assets comparable or superior as to type, value and quality;

there are restrictions on the ability of our subsidiaries to incur additional indebtedness;

we will at all times comply with the International Maritime Code for the Safe Operation of Ships and for Pollution Prevention adopted by the IMO;

there will be no change of ownership of our subsidiaries;

we will provide the Agent with audited annual consolidated accounts, quarterly management accounts and, in respect of each subsidiary, annual unaudited accounts as soon as they are made available, in no event later than 120 days of the year-end and 60 days of the end of each quarter. Further relevant financial information will be provided on demand;

we shall, at the same time the audited annual consolidated accounts and management accounts are due, provide the Agent with compliance certificates showing the calculation of the financial covenants. A listing of charter rates may also be included;

we cannot dispose of net assets in excess of $300.0 million (of which a maximum of $200.0 million in aggregate should be in respect of our initial and contracted fleet) over any period of three consecutive calendar years other than with the consent of the Agent;

we may pay dividends if (1) no event of default has occurred or is continuing, (2) the payment of such a dividend does not trigger an event of default and (3) any payments to be made into the retention account are fully up to date; and

Our credit facility

the shareholding stake of CMA CGM in us should not be reduced during the first three months after the initial public offering in accordance with Rule 144 of the SEC.

Our credit facility will contain financial covenants requiring that, among other things:

our cash balance on a consolidated basis must be a minimum of $15.0 million or six months’ interest expense at all times;

our financial net debt to total capitalization ratio shall not exceed 75%;

our ratio of EBITDA to debt service, on a trailing four-quarter basis, shall be no less than 1.10 to 1; and

we maintain a minimum net worth of $200.0 million.

EVENTS OF DEFAULT

Among other things, each of the following events with respect to us or any of our subsidiaries, in some cases after the passage of time or notice or both, will be an event of default under the credit facility agreement:

non-payment of amounts due and payable under this credit facility or within four business days of the due date;

our or our subsidiaries’ breach of our non-financial covenants and failure to remedy within seven business days of receipt of a notice;

our breach of a financial covenant;

cross default with respect to our and our subsidiaries’ other obligations for any amount in excess of $15.0 million (with respect to us) and $10.0 million (with respect to our subsidiaries);

if any person other than CMA CGM, and not agreed to by the lenders, acquires more than 51% of our outstanding voting shares; and

default of the Charterer or the Charter Guarantor which is continuing in respect of three or more of the time charter contracts associated with our initial and contracted fleet or default of more than half by number of the time charters associated with any approved charterer (provided such charterer is the charterer of at least 25% of our vessels).

The credit facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers and our directors upon completion the offering. Our articles of incorporation provide for a board of directors serving staggered, three-year terms. The term of our Term I directors expires in 2009, the term of our Term II directors expires in 2010, and the term of our Term III directors expires in 2011. We expect to add additional members to our board of directors and management team following the closing of this offering. A majority of our current directors have been determined by our board of directors to be independent.

Name	Age	Position
Flemming R. Jacobs	64	Term I Director, Chairman of the board of directors
Captain Ib Fruergaard	61	Term I Director
William A. O’Neil*	80	Term II Director
Jeffrey D. Pribor*	50	Term II Director
Knud E. Stubkjær*	51	Term III Director
Ian J. Webber	50	Chief Executive Officer
Susan J. Cook	51	Chief Financial Officer
Thomas A. Lister**	38	Chief Commercial Officer

*

Mr. O’Neil, Mr. Pribor and Mr. Stubkjær have each agreed to serve on our board of directors as of the closing of this offering.

**

Mr. Lister has agreed to serve as our Chief Commercial Officer as of the closing of this offering.

Flemming R. Jacobs, a Term I Director, has served as Chairman of our board of directors since our inception. Mr. Jacobs began his career in 1960 in the A.P. Moller — Maersk Group, one of the largest shipping companies in the world, and served in the global container services division in different capacities, including Executive Vice President, Managing Director and Chief Executive Officer at a group level and for certain Maersk affiliates and subsidiaries. Mr. Jacobs was named Chief Executive Officer of Maersk’s tanker fleet from 1997 to 1999. From 1999 to 2003, Mr. Jacobs served as Group President and Chief Executive Officer of Neptune Orient Lines, Singapore, and Chief Executive Officer of American President Line, its container shipping division. Mr. Jacobs is currently a member of the Supervisory Boards of the DVB Bank AG, Germany and its subsidiary DVB Bank NV, Holland; Inchcape Shipping Services, United Kingdom and Samskip, Iceland. He is also a member of the Advisory Board of the Panama Canal. Mr. Jacobs serves as a trustee of Lloyds Register Holdings, UK, and as an advisor to Ultragas/Ultramar Group, Chile and AAE Railcar Leasing, Switzerland. He was named CNBC Asian Business Leader of the Year 2001, CEO’s choice. Mr. Jacobs has attended executive education programs at IMD Business School, Switzerland, and Harvard Business School.

Captain Ib Fruergaard, a Term I Director, has served as a non-executive member of our board of directors since our inception. Captain Fruergaard is also a director for all of our vessel owning wholly owned subsidiaries. Captain Fruergaard has 40 years of shipping and technical experience, initially as a master and later in container terminal and intermodal management and crewing and technical management. From 1980 to 1990 Captain Fruergaard managed terminals in Oakland and Tacoma in the United States. From 1994 to 1996, Captain Fruergaard served as the General Manager of the fleet owned by A.P. Moller Singapore Pte. Ltd. and from 2002 to 2005 he served as Managing Director. Captain Fruergaard was Vice President of A.P.Moller from 1996 to 2002 and was the President of Titan Ocean Singapore and Executive Director of Titan Petrochemicals Group Ltd. from 2005 to 2007. Captain Fruegaard also sits on the board of directors of Titan Petrochemicals Group Ltd. as a non-executive director. Captain Fruergaard is an Associate Member of The Singapore Nautical Institute, a Member of the Integrated Simulation Centre Advisory Committee, a Member of the Maritime Industry Advisory Committee and sits on the Singapore Maritime Foundation’s Advisory Panel. Captain Fruergaard received his Ship’s Master Degree in 1977 from Svendborg Navigationsskole and has attended executive education programs at Columbia University.

William A. O’Neil, a Term II Director, has agreed to join our board of directors as of the closing of this offering. From 1990 to 2003, Mr. O’Neil served as the Secretary General of the IMO and from 1972 to 1990 he served

Management

as the Canadian representative to the IMO Council. He is the current chairman of the Advisory Board of the Panama Canal. Since 2004, Mr. O’Neil has served as President of Videotel Marine International and Tsakos Energy Navigation. Prior to joining IMO, Mr. O’Neil served as the President and Chief Executive Officer of the St. Lawrence Seaway Authority and worked in various capacities for the Federal Department of Transport of Canada. He received his degree in civil engineering from the University of Toronto.

Jeffrey D. Pribor, a Term II Director, has agreed to join our board of directors as of the closing of this offering. Mr. Pribor is currently Executive Vice President and the Chief Financial Officer of General Maritime Corporation. Prior to that, from 2002 to 2004, Mr. Pribor was Managing Director and President of DnB NOR Markets, Inc., the U.S. investment banking division of DnB NOR Bank ASA, responsible for mergers and acquisitions, strategic advisory services and U.S. capital market activities for the bank’s shipping, offshore, logistics and energy clients. Before that, from 2001 to 2002, Mr. Pribor was Managing Director and Group Head of Transportation Banking at ABN AMRO, Inc. where he was responsible for all commercial and investment banking activities for shipping and other transportation companies in North America. Prior to that, from 1996 to 2001, Mr. Pribor was Managing Director and Sector Head of Transportation and Logistics Investment Banking for ING Barings. He also worked for over 10 years in the mergers and acquisitions group at Merrill Lynch, and as an attorney in the corporate and banking law practice of Milbank, Tweed, Hadley and McCloy. Mr. Pribor holds a B.A. from Yale University, and a J.D. and an M.B.A. from Columbia University.

Knud E. Stubkjær, a Term III Director, has agreed to join our board of directors as of the closing of this offering. From 1999 to June 2007, Mr. Stubkjær was co-CEO for the Maresk container business and a Partner and Member of the Group Executive Board of A.P. Moller - Maersk A/S, or APMM. Prior to that, from 1996 to 1999, he was Regional Manager for APMM transportation, shipping and logistics activities throughout Asia, the Middle East and Oceania. Before that, between 1988 and 1995, Mr. Stubkjær held several roles in the Maersk Group including being President of Maersk K.K. in Japan, General Manager of the Maersk Company U.K. and General Manager of Norfolk Lines, a European ferry and transport activity. Mr. Stubkjær is a graduate of the Maersk International Shipping Academy and has attended several corporate management and sales programs at the Management Centre Europe, INSEAD and IMD.

Ian J. Webber was appointed our Chief Executive Officer in June of 2007. From 1979 to 1996, Mr. Webber worked for Pricewaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Mr. Webber was named, along with his former employer CP Ships Limited and other officers of that company, as a defendant in a securities class action case before the United States District Court for the Middle District of Florida. The consolidated amended class action complaint alleged violations of Section 10(b) and Rule 10b-5 of the Exchange Act against all defendants and Section 20(a) of the Exchange Act against the individual defendants. On April 5, 2007, the Court dismissed the consolidated amended class action complaint, with leave to replead.   Instead of filing an amended pleading, Plaintiffs have appealed the Court’s dismissal of the consolidated class action complaint to the United States Court of Appeals for the Eleventh Circuit. That proceeding is ongoing. Mr. Webber was also named, along with CP Ships Limited and several of its officers and directors, as a defendant in a purported securities class action pending in Canada. That action, which alleges similar claims to those raised in the United States securities class action case, is ongoing.

Susan J. Cook was appointed our Chief Financial Officer in August of 2007. From 1986 to November 2006, Ms. Cook worked for The Peninsular and Oriental Steam Navigation Company and served as Group Head of Specialized Finance from 2003 to 2006, Head of Structured Finance from 1999 to 2003, Deputy Group Treasurer from 1994 to 1999 and Treasury Manager from 1989 to 1993. She is a Chartered Management Accountant and a member of the Association of Corporate Treasurers. Ms. Cook graduated from Brunel University and received a Master of Science from Oxford University.

Thomas A. Lister has agreed to become our Chief Commercial Officer effective as of the closing of this offering. From 2005 until late 2007, Mr. Lister was Senior Vice President at DVB Group Merchant Bank (Asia) Ltd, responsible for developing DVB’s Singapore ship fund and leasing project. Before that, from 2004 to 2005, he

Management

worked for the German KG financier and ship owning group Nordcapital as Director of Business Development. From 1991 to 2002, Mr. Lister worked for a number of shipping companies in both South America and the United States. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

BOARD OF DIRECTORS COMMITTEES AND PRACTICE

Immediately following the closing of this offering, our board of directors will perform the functions of our audit committee, compensation committee and nominating and corporate governance committee. In its function as our audit committee, the board will be responsible for reviewing our accounting controls and for the engagement of our outside auditors. We will also have an audit committee, a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors starting in January 2008.

The corporate governance standards of the NYSE are different for United States domestic issuers and foreign private issuers. While a number of the NYSE’s corporate governance standards for United States domestic issuers do not apply to us as a foreign private issuer, we still intend to comply with certain of those standards. For example, we will, and will undertake with the NYSE that we will, have a board of directors that will be comprised of a majority of independent directors. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors and which may or may not be independent.

EMPLOYMENT AGREEMENTS AND EXECUTIVE COMPENSATION

Upon completion of this offering, Global Ship Lease Services Limited, our wholly owned subsidiary, will enter into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber will serve as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber will receive an annual salary of £250,000 and is eligible to receive a bonus payment up to an annual maximum of 25% of his salary, at the discretion of Global Ship Lease Services Limited.

The agreement will be terminable by Mr. Webber if he provides not less than six months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than 12 months advance written notice to him (subject to exceptions in the case of summary termination). Global Ship Lease Services Limited has the right to terminate Mr. Webber at any time and in its absolute discretion by paying Mr. Webber a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Webber terminates his employment agreement for ‘‘good reason’’ following a ‘‘change of control’’ (each as defined in the agreement) he will be entitled to receive payment in lieu of salary and contractual benefits for the 12 month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of one year thereafter, Mr. Webber will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Upon completion of this offering, Global Ship Lease Services Limited will also enter into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook will serve as our Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook will receive an annual salary of £135,000 and is eligible to receive a bonus payment up to an annual maximum of 25% of her salary, at the discretion of Global Ship Lease Services Limited.

The agreement will be terminable by Ms. Cook if she provides not less than three months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than nine months advance written notice to her (subject to exceptions in the case of summary termination). Pursuant to the terms of her employment agreement, Global Ship Lease Services Limited has the right to terminate Ms. Cook at any time and in its absolute discretion by paying Ms. Cook a sum equal to her salary and contractual benefits for the relevant period of notice.

Management

The agreement also provides that, during her employment or for a period of one year thereafter, Ms. Cook, will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Upon the closing of this offering, we will grant certain members of our management team and board of directors certain stock-based compensation awards under the 2007 Equity Incentive Plan. Mr. Jacobs will receive a  one-time stock grant to him of 37,500 common shares. This stock grant will be fully vested on the date of grant. Mr. Jacobs, Mr. Webber and Ms. Cook will also receive option grants exercisable for 120,000, 100,000 and 50,000 common shares, respectively at the initial public offering price per share. These stock options will only become exercisable and fully vested three years following the date of grant and will expire 10 years following the date of grant.

Upon completion of this offering, Mr. Lister has agreed to enter into an employment agreement with Global Ship Lease Services Limited and, pursuant to the inter-company agreement, Mr. Lister will serve as our Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister will receive an annual salary of £135,000 and is eligible to receive a bonus payment up to an annual maximum of 25% of his salary, at the discretion of Global Ship Lease Services Limited.

The agreement will be terminable by Mr. Lister if he provides not less than three months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than six months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, Global Ship Lease Services Limited has the right to terminate Mr. Lister at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice.

The agreement also provides that, during his employment or for a period of six months thereafter, Mr. Lister, will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Compensation of Directors, Executive Officers and Key Employees

Following the completion of this offering, each member of our board of directors will receive, for the initial term, an annual cash retainer of up to $40,000 and a grant of up to 1,000 restricted shares and those directors serving as chairmen of our committees may receive an additional cash retainer. Our Chairman of our board of directors will receive, for the initial term, an annual cash retainer of up to $100,000 and a grant of up to 2,500 restricted shares. In addition, each director will be reimbursed for out-of-pocket expenses incurred for attending any meeting of the board of directors or any committee of the board of directors. Officers who also serve as directors will not receive compensation for their services as directors.

Following the completion of this offering, officers and key employees may be awarded, in addition to salary and cash bonus awards, equity incentive awards.

Equity Incentive Plan

Prior to the completion of this offering, we expect to adopt an equity incentive plan, which we call the Global Ship Lease, Inc. 2007 Equity Incentive Plan, or the Plan, which will entitle our employees, consultants and directors, including non-employee directors of our subsidiaries, to receive options, share appreciation rights, stock grants, stock units and dividend equivalents. The following description of the Plan is a summary of the material terms of the Plan; the entire text of the Plan is attached as an exhibit to the registration statement, of which this prospectus forms a part.

The Plan will be administered by our board of directors or a committee of the board of directors. Subject to adjustment as provided below, the maximum aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 750,000. The maximum number of shares with respect to which awards may be granted to any participant in the Plan in any

Management

fiscal year is 250,000 per participant. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the Plan.

In the event that we are subject to a change of control, the Plan administrator in its discretion may make such adjustments and other substitutions to the Plan and outstanding awards under the Plan as it deems equitable or desirable in its sole discretion.

Except as otherwise determined by the Plan administrator in an award agreement, the exercise price for options cannot be less than 100% of the fair market value on the date of grant. The maximum term of each stock option agreement shall not exceed 10 years from the date of the grant.

Share appreciation rights, or SARs, may provide for a maximum limit on the amount of any payout notwithstanding the fair market value on the date of exercise of the SAR. The exercise price of a SAR shall not be less than 100% of the fair market value on the date of grant. The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed 10 years from the date of grant.

Stock grants may be issued with or without cash consideration under the Plan. The holder of a stock grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other stockholders. The Plan administrator may provide a participant who holds stock grants with dividends or dividend equivalents payable in cash, shares of our common stock or other property.

Settlement of vested stock units may be in the form of cash, shares or any combination of both, as determined by the Plan administrator at the time of the grant of the stock units. Methods of converting stock units into cash may include (without limitation) a method based on the average fair market value of shares over a series of trading days. The holders of stock units shall have no voting rights.

Subject to the provisions of the Plan, awards granted under the Plan may include dividend equivalents. The Plan administrator may determine the amounts, terms and conditions of any such awards provided that they comply with applicable laws.

The Plan is effective as of the date of the closing of this offering. No award may be granted under the Plan after the tenth anniversary of the date of stockholder approval of the Plan.

Our Ship Manager and management related agreements

The following is a summary of the material terms of the ship management agreements and the global expense agreement. For more information, you should read each vessel’s ship management agreement and the global expense agreement filed as exhibits to the registration statement of which this prospectus forms a part. You can also obtain copies of these agreements by following the instructions under ‘‘Where you can find more information.’’

General

Our Ship Manager, CMA Ship Management, will provide a variety of ship management services, including purchasing, crewing, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support our business. CMA CGM will guarantee the performance of all services and any payment due to us by our Ship Manager pursuant to the ship management agreements.

As of September 30, 2007, our Ship Manager’s parent company, CMA CGM, managed 68 container vessels. As of that date, CMA CGM and its affiliates employed approximately 225 seagoing and shore staff to run the 10 secondhand vessels in our initial fleet we will acquire on completion of this offering. These employees will continue to work primarily on our vessels after completion of this offering.

SHIP Management AgreementS

Prior to the completion of this offering, we will enter into individual ship management agreements with our Ship Manager to manage each vessel in our initial and contracted fleet. Pursuant to our ship management agreements, we expect to pay our Ship Manager for its services an annual management fee of $114,000 per vessel. Under the ship management agreements, our Ship Manager will be responsible for all day-to-day ship management, including crewing, stores, lubricating oils, spare parts, wages, pension and insurance for the crew, and other vessel operating necessities, including the arrangement and management of drydocking. The operating expenses will be capped on a quarterly basis pursuant to the global expense agreement described in more detail below in ‘‘Global Expense Agreement.’’ Each ship management agreement provides that we have the right to audit the accounts of our Ship Manager to verify the costs incurred. Our Ship Manager has agreed to maintain our vessels so that they remain in class with valid certification. In addition, our Ship Manager will be responsible for our fleet’s compliance with all government and other regulations, and compliance with class certifications.

Our Ship Manager will establish an accounting system and maintain the records of all costs and expenditures incurred as well as data necessary for the settlement of accounts between parties. We will arrange for insurance coverage for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance and war risk insurance and we will be responsible for the payment of all premiums.

Our Ship Manager is required to use its best endeavors to provide the services specified in the ship management agreement. Pursuant to the terms of the ship management agreement, we will indemnify our Ship Manager and its employees, agents and sub-contractors and hold them harmless against all actions, proceedings, claims, demands or liabilities which may be brought against them or incurred by them arising out of or in connection with the performance of the ship management agreement, unless the same is proved to have resulted solely from the negligence, gross negligence or willful default of the Ship Manager, its employees, agents and sub-contractors.

Our Ship Manager will not be permitted to sub-contract its obligations under the ship management agreements unless it receives our permission, which we will not unreasonably withhold. Subject to our consent, our Ship Manager intends to sub-contract certain of its management services under four of our ship management agreements to Midocean, an unaffiliated third party with whom it has existing agreements and that currently manages the four relevant vessels. Under the ship management agreements between our Ship Manager and Midocean, Midocean provides basic crewing, technical management and accounting services to four vessels that are owned by CMA CGM’s wholly owned subsidiary, Delmas S.A.S.

Our Ship Manager and management related agreements

We are under no obligation to hire the Ship Manager to manage any vessel we may acquire other than the vessels in our initial and contracted fleet. Our ship management agreements with the Ship Manager has a term of three years subject to the termination rights set forth below.

Our Termination Rights

The ship management agreements will be cancelable by us if our Ship Manager fails to meet its obligations under the ship management agreements for any reason within its control and fails to remedy the default. In addition, after a ship management agreement has been in effect for one year, we have the option of terminating the ship management agreement upon three months notice if we can secure more competitive pricing from a recognized third party, approved by CMA CGM as charterer of the vessels, such approval not to be unduly withheld, subject to CMA CGM’s right to match the third party’s terms.

Other Termination Rights

Our Ship Manager can terminate the agreement prior to the end of its term if, among other things: (a) it has not been paid within 30 days of a written request for payment (and we fail to remedy such default) or (b) we undergo a change in control.

Either party may terminate a ship management agreement in the event of an order being made or a resolution being passed for the winding up, dissolution or bankruptcy of either party, or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes a special arrangement with its creditors. The ship management agreement will also terminate if the vessel becomes a total loss, is declared as a constructive or compromised or arranged total loss, is requisitioned or sold.

GLOBAL EXPENSE AGREEMENT

Pursuant to the ship management agreement, ship operating expenses incurred by our Ship Manager on our behalf in the operation of our fleet will be reimbursed. Pursuant to the global expense agreement that we will enter into with our Ship Manager, these expenses will be subject to a quarterly cap. Drydocking expenses and insurance premiums are not included in the cap arrangements. For each quarterly period, our Ship Manager will bear the amount (if any) by which the actual aggregate expenses, excluding drydocking expenses and insurance premiums, incurred with respect to all vessels in service exceed the aggregate cap for such quarterly period. The table below sets out the per diem caps per vessel.

Vessel Name	Per Diem Cap ($)
Ville d’Orion	6,400
Ville d’Aquarius	6,400
CMA CGM Matisse	5,400
CMA CGM Utrillo	5,400
MOL Rainbow	5,400
Julie Delmas	5,400
Marie Delmas	5,400
CMA CGM La Tour	5,400
CMA CGM Manet	5,400
Kumasi	5,400
CMA CGM Alcazar (Newbuilding 1)	5,900
CMA CGM Château d’lf (Newbuilding 2)	5,900
Hull 4.126 (Newbuilding 3)	8,800
CMA CGM Jamaica	6,650
CMA CGM Sambhar	6,650
CMA CGM America	6,650
CMA CGM Berlioz	7,800

Once our ship management agreements and the global expense agreement with our Ship Manager expire or are terminated, we may not be able to negotiate for similar terms in replacement agreements.

Our Ship Manager and management related agreements

Also in the global expense agreement, CMA CGM has agreed, effective as of the fourth year of each charter agreement, to compensate us, for any vessel in our initial and contracted fleet, the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is based on projected costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lube oil costs, such compensation not to exceed $500 per day per vessel.

Related party transactions

We and CMA CGM and certain of its affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation, this offering and the application of the proceeds from this offering. Because we were a wholly owned subsidiary of CMA CGM prior to this offering, these agreements are not the result of third party negotiations. See the risk factor entitled ‘‘Certain terms in our agreements with CMA CGM and its affiliates may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. In addition, they may not include terms that may not be obtained from future negotiations with unaffiliated third parties. See ‘‘Risk factors’’ for a more detailed discussion of certain of the implications of an affiliated transaction. Summaries of the related party transaction agreements are described below; complete copies of the agreements can be found as exhibits to the registration statement, of which this prospectus forms a part. See ‘‘Where you can find more information’’ for instructions as to how to obtain copies of these agreements. Following the closing of this offering, CMA CGM will be our principal shareholder and will be in a position to exert significant influence over the decisions of our management and any transaction that requires the approval of shareholders.

Registration Rights Agreement

Prior to the completion of this offering, we will enter into a registration rights agreement with CMA CGM pursuant to which we will agree to register for resale on a registration statement under the Securities Act of 1933, and applicable state securities laws, the common shares that we issue to CMA CGM in connection with our asset purchase agreement and the preemptive rights agreement, so long as an exemption from the registration requirements is not otherwise available. CMA CGM will also have piggyback registration rights allowing CMA CGM to participate in offerings by us to the extent that its participation does not interfere with or impede our offering. We will be obligated to pay all expenses incidental to the registration, excluding underwriter discounts and commissions except in the case where CMA CGM (or its affiliates or transferees) exercises its third demand registration right.

Asset Purchase Agreement

Pursuant to the asset purchase agreement, we have agreed to purchase our initial and contracted fleet from CMA CGM and certain of its vessel-owning subsidiaries. See ‘‘Acquisition of our initial and contracted fleet’’ for a more detailed description of the asset purchase agreement.

Insurance Reimbursement Agreement

We may enter into an agreement with CMA CGM whereby we would agree to obtain policies for, and insurance coverage on, the CMA CGM Alcazar in the event that such vessel is delivered to CMA CGM by the builder prior to the its sale to us. Pursuant to the terms of such an agreement, CMA CGM would reimburse us on a pro rated basis for the cost of such coverage until the vessel is sold to us upon completion of this offering.

Time Charters

Prior to the completion of this offering, we will agree to charter our vessels to CMA CGM. The hire will be payable to us under the charters and will be fixed in advance for the initial term of the applicable charter. See ‘‘Business — Time Charters’’ for a more detailed description of the charters.

Ship Management Agreements and Global Expense Agreement

Our Ship Manager will assume all responsibilities for the ship management of the vessels in our initial and contracted fleet for an annual management fee of $114,000 per vessel for the three year term of each ship management agreement. Pursuant to the global expense agreement, our Ship Manager will reimburse us for quarterly operating costs it incurs on our behalf in excess of a capped amount.

Also in the global expense agreement, CMA CGM has agreed, effective as of the fourth year of each charter agreement, to compensate us, for any vessel in our initial and contracted fleet the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a

Related party transactions

specified amount, which specified amount is based on projected costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lube oil costs, such compensation not to exceed $500 per day per vessel.

Transitional Services Agreement

To assist us in commencing our operations, we will enter into a transitional services agreement with CMA CGM to provide us with certain general administrative and support services for an initial period of six months following the closing of this offering. Thereafter, unless terminated, it will be renewable by us for monthly periods for up to a total of six additional months. After the initial six-month term, either we or CMA CGM can terminate the transitional services agreement upon three months’ advance written notice to the other party.

See ‘‘Business — Transitional Services Agreement’’ for a more detailed description of the agreement.

Preemptive Rights Agreement

In the event that we offer shares of our capital stock in the period of time between the closing of this offering and one month following the delivery of the vessel in our second contracted fleet, we have agreed to offer CMA CGM preemptive rights to participate in such offering to maintain its then current percentage ownership. The preemptive rights agreement will not apply to certain issuances of our capital stock, including shares issued or sold, as applicable, under our equity incentive plan, in connection with this offering, pursuant to the terms of the asset purchase agreement or in connection with a pro rata stock split or dividend of our capital shares. Any securities purchased by CMA CGM pursuant to an exercise of its preemptive rights will be covered by its registration rights agreement with us. See ‘‘Shares eligible for future sale,’’ and ‘‘Registration Rights Agreement’’ in this section.

Principal shareholders

The table below shows information known to us with respect to the beneficial ownership of our common shares owned upon consummation of this offering by:

each of our directors;

each named executive officer;

all of our directors and executive officers as a group; and

each person or group of affiliated persons whom we know to beneficially own more than 5% of our common shares.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

The percentage of beneficial ownership upon consummation of this offering is based on approximately 18.9 million common shares outstanding immediately after this offering, which number (1) is calculated after giving effect to the sale of common shares in this offering and the partial payment to CMA CGM for the vessels in our initial fleet in a private placement of approximately 3.3 million common shares and (2) does not take into account any exercise of the underwriters’ over-allotment option. The table does not reflect any common shares our directors and executive officers may purchase in the public offering or the secondary market.

The address for those individuals for which an address is not otherwise indicated is: c/o Global Ship Lease Services Limited, Fourth Floor, Millbank Business Centre, Millbank Tower, London SW1P 4QP, United Kingdom.

Name and address of beneficial owner(1)	Number of common shares to be beneficially owned	Percentage of total common shares to be beneficially owned (assuming no exercise of over-allotment option)		Percentage of total common shares to be beneficially owned (assuming exercise of over-allotment option)
CMA CGM S.A. 4, quai d’Arenc 13002 Marseille cedex 02 France	3,331,982	15%		13.3%
Flemming R. Jacobs(2)	37,500		*		*
Captain Ib Fruergaard	—	—		—
William A. O’Neil	—	—		—
Jeffrey D. Pribor	—	—		—
Knud E. Stubkjær	—	—		—
Ian J. Webber	—	—		—
Susan J. Cook	—	—		—
Thomas A. Lister	—	—		—
All executive officers and directors as a group (8 persons)	37,500		*		*

*

Less than 1% of the outstanding common shares

(1)

Includes shares issuable upon exercise of options within 60 days after the date of this prospectus.

(2)

Following the closing of this offering, we will make a one time grant to Mr. Jacobs of 37,500 common shares. This grant will be made pursuant to our 2007 Equity Incentive Plan and will be fully vested upon the date of the grant.

Shares eligible for future sale

Upon completion of this offering, we will have approximately 22.3 million common shares outstanding. All of the common shares sold in this offering, or approximately 25.1 million common shares if the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act of 1933, except for any shares acquired by one of our ‘‘affiliates’’ as defined under Rule 144 of the Securities Act or any shares subject to the 180-day lock-up period. Within 10 business days of the closing of this offering, CMA CGM will own approximately 3.3 million common shares that were acquired in a private placement and these common shares are therefore treated as ‘‘restricted securities’’ for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

As a general matter, Rule 144 will be available for the re-sale of the common shares. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding common shares or (2) an amount equal to the average weekly reported volume of trading in our common shares on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that at least two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an ‘‘affiliate’’ of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We, our officers and directors, CMA CGM and the participants in our directed share program have entered into agreements with the underwriters of this offering that, subject to certain exceptions, generally restrict us and our officers and directors and CMA CGM from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, restricted securities or any security that is convertible or exchangeable into, or exercisable for, our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC or, in the case of the participants in our directed share program, a period of 25 days after the date of this prospectus without prior written consent of Citigroup Global Markets Inc. Any subsequent transferee of such common shares must agree to be similarly bound not to transfer such common shares.

We will enter into a registration rights agreement prior to the completion of this offering with CMA CGM pursuant to which we will grant it, its affiliates and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register on a shelf registration statement under the Securities Act resales of our common shares held by them. Shares, when registered under any registration statement, will be available for sale in the open market unless restrictions apply.

Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

Generally, an employee, officer, director or consultant who purchased our common shares before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the

Shares eligible for future sale

Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Description of capital stock

The following is a description of the material terms of our articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Copies of our articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under ‘‘Where you can find more information.’’

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our bylaws contain certain provisions designed to ensure that we remain a tax resident outside the United Kingdom, including that our board of directors shall at all times include a majority of directors who are neither resident for tax purposes in the United Kingdom nor reside in the United Kingdom, and that meetings or actions of the board of directors shall not in any circumstances take place within the United Kingdom.

Authorized Shares

Under our amended and restated articles of incorporation, our authorized shares consist of 100 million common shares (referred to in our amended and restated articles of incorporation as the Common Shares), par value $0.01 per share and five million preferred shares (referred to in our amended and restated articles of incorporation as the Preferred Shares), par value $0.01 per share. In connection with our shareholder rights agreement described further below in the section entitled ‘‘Shareholder Rights Agreement,’’ our board of directors has designated one million of the five million authorized preferred shares as ‘‘Series A Participating Preferred Shares.’’ No preferred shares will be issued or outstanding prior to this offering. All of our common shares and preferred shares are in registered form.

Shares to be Outstanding

Upon consummation of this offering, as well as the issuance of approximately 3.3 million common shares to CMA CGM in a private placement, and assuming the underwriters’ over-allotment option is not exercised, there will be approximately 22.3 million common shares and no preferred shares outstanding.

Common Shares

The common shares will have the voting rights described below under ‘‘Voting.’’ Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of our common shares do not have solely by reason thereof conversion or redemption rights or any preemptive rights to subscribe for any of our unissued securities pursuant to our articles of incorporation. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Preferred Shares

Our articles of incorporation authorize our board of directors to establish and issue up to five million preferred shares and to determine, with respect to any series of preferred shares, the rights and preferences of that series, including:

the designation of the series;

the number of preferred shares in the series;

the preferences and relative participating option or other special rights, if any, and any qualifications limitations or restrictions of such series; and

the voting rights, if any, of the holders of the series (subject to terms set forth below with regard to the policy of our board of directors regarding preferred shares).

Description of capital stock

In connection with our shareholder rights agreement described in the section below entitled ‘‘—Shareholder Rights Agreement,’’ our board of directors has designated one million of the five million authorized preferred shares as Series A Participating Preferred Shares.

In its approving resolutions of our amended and restated certificate of incorporation, our board of directors adopted a policy relating to the authorized but unissued preferred shares (except for the 1,000,000 shares designated as Series A Participating Preferred Shares in connection with our shareholder rights agreement) that it would not take any of the following actions without having first obtained the consent of the holders of at least a majority of the common shares: (1) issue any preferred shares for the primary purpose of acting as an anti-takeover device or to prevent an unsolicited merger or acquisition; (2) grant any preferred shares any super-majority voting rights except with respect to amendments to our articles of incorporation that would (A) increase or decrease the aggregate number of authorized shares of such class, (B) increase or decrease the par value of the shares of such class or (C) alter or change the powers, preferences or special rights of the shares of such class so as to effect such shareholders adversely; or (3) amend or revoke the policy.

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will be dependant upon our earnings, financial condition and anticipated cash requirements and availability, additional acquisition of vessels, restrictions in our credit facility, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or if we would be rendered insolvent upon paying the dividend.

Voting

The common shares shall each have one vote and shall vote together as a single class. Any preferred shares shall have whatever voting rights are provided on their issuance, subject to terms of the policy of our board of directors described above.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote.

Our articles of incorporation provide that our board of directors must consist of at least three members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common shares (subject to the rights of any holders of preferred shares). The board of directors may change the number of directors only by a majority vote of the entire board of directors.

Shareholder Meetings

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by shareholders holding not less than 15% of all the outstanding shares entitled to vote at such meeting, the Chairman of our board of directors or by resolution of our board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Description of capital stock

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board of directors provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Removal of Directors; Vacancies

Our articles of incorporation provide that directors may be removed with cause upon the affirmative vote of holders of a majority of the common shares entitled to vote generally in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by shareholders holding not less than 15% of all outstanding shares entitled to vote at such meeting, the Chairman of our board of directors or by resolution of our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Business Combinations

Although the BCA does not contain specific provisions regarding ‘‘business combinations’’ between companies organized under the laws of the Marshall Islands and ‘‘interested shareholders,’’ we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation contain provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

at or after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of our outstanding voting shares that are not owned by the interested shareholder.

Description of capital stock

Among other transactions, a ‘‘business combination’’ includes any merger or consolidation of us or any directly or indirectly majority-owned subsidiary of ours with (x) the interested shareholder or any of its affiliates or (y) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an ‘‘interested shareholder’’ is any person or entity (other than us and any direct or indirect majority-owned subsidiary of ours) that (a) owns 15% or more of our outstanding voting shares, (b) is an affiliate or associate of ours and was the owner of 15% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder or (c) is an affiliate or associate of any person listed in (a) or (b), except that any person who owns 15% or more of our outstanding voting shares, as a result of action taken solely by us shall not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us and not caused, directly or indirectly, by such person.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Marshall Islands or in any appropriate court in any jurisdiction in which our common shares are primarily traded on a local or national securities exchange to fix the value of the shares.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, an investment in our common shares may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Description of capital stock

Shareholder Rights AGREEMENT

General

Each of our common shares includes one right, or a right, that entitles the holder to purchase from us a one-thousandth of a share of the Series A Participating Preferred Shares at a purchase price of $25.00 per one-thousandth of a Series A Participating Preferred Share, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors or, in certain circumstances, our shareholders. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights, the rights should not interfere with a merger or other business combination approved by our board of directors. In addition, in the event we receive a ‘‘qualified offer’’ (as described below), our shareholders have the right to request a special shareholder meeting to vote on a resolution accepting the qualified offer and authorizing the redemption of the rights pursuant to the provisions of the shareholder rights agreement. The special meeting must be held within 90 business days after we receive a request from shareholders to hold such a meeting. If a resolution to redeem the rights is approved at the special meeting (or if the special meeting is not held on or before the 90th business day after receipt of the request for a meeting), the redemption will become effective immediately prior to the consummation of any qualified offer consummated within 60 days after the earlier of the special meeting or the 90th business day after receipt of a request for a special meeting of shareholders.

Under our shareholder rights agreement, a ‘‘qualified offer’’ is a tender offer for all outstanding common shares not already beneficially owned by the person making the offer that meets, among other conditions, all of the following:

the same per share price is offered for all shares, and such share price is greater than the highest closing price for our common shares during the 365 calendar day period immediately preceding the date on which the offer is commenced, represents a reasonable premium above the average of the closing prices for the five trading days immediately preceding the date on which the offer is commenced, is at least 70% cash (with any non-cash consideration consisting of common stock or American Depository Receipts, or ADRs, of the offeror), and is to be paid upon consummation of the offer;

if the consideration offered includes common shares or ADRs of the offeror, the offeror is a publicly listed corporation and its common stock or ADRs are traded on either the New York Stock Exchange or the Nasdaq National Market, no further stockholder approval is required to issue such common stock or ADRs, no other class of voting stock or ADRs (other than the voting shares represented by such ADRs) of the offeror is outstanding, and the offeror shall permit our investment banking firm and legal counsel to have access to such offeror’s books, records, management, accountants and other advisers for the purpose of permitting such investment banking firm and such legal counsel to conduct a due diligence review to permit such investment banking firm to be able to render a fairness opinion with respect to the consideration being offered;

the offer is accompanied by written financing commitments and/or the offeror has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the offer and follow-on merger;

the offer is subject to a non-waivable condition that a minimum of 90% of our outstanding common shares (other than those owned by the offeror) will be tendered and not withdrawn as of the offer’s expiration date;

the offer by its terms remains open for at least 60 business days and at least 10 business days after the date of any special meeting of shareholders called under the redemption provisions, plus 15 business days after any change in price or after any bona fide alternative offer for a higher consideration is made;

Description of capital stock

on or before the date the offer is commenced, the offeror makes an irrevocable written commitment to us: to acquire, within five business days following completion of the offer, all common shares then not beneficially owned by such person at the same cash price per share as paid in the offer, not to amend its offer to reduce the price or otherwise change the terms in a way that is adverse to tendering shareholders, and if the offer is not consummated, that such person will not make another offer for the common shares within one year if at least 85% of the common shares not owned by the offeror have not been tendered, unless another tender offer by another party for all outstanding common shares is commenced that constitutes a ‘‘qualified offer’’ or is approved by our board of directors; and

such offer is subject only to the conditions required in the definition and usual and customary terms and conditions, and is not subject to any financing, funding or similar condition, nor to any condition relating to completion of or satisfaction with any due diligence or similar investigation.

We have summarized other provisions of the shareholder rights agreement and the rights below. We have also filed the shareholder rights agreement as an exhibit to the registration statement of which this prospectus is a part. You can obtain copies of this agreement by following the instructions under the section in this prospectus entitled ‘‘Where you can find more information.’’

Detachment of the Rights

The rights are attached to all of our currently outstanding common shares and will attach to all common shares we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the 10th anniversary date of the adoption of the shareholder rights agreement, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common shares and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

10 days following a public announcement that a person or group of affiliated or associated persons or an ‘‘acquiring person,’’ has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common shares; or

10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an acquiring person.

CMA CGM and its affiliates will not be deemed to be an acquiring person. Specified ‘‘inadvertent’’ owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of common shares.

Until the rights distribution date:

our common share certificates, or equivalent book entry position, will evidence the rights, and the rights will be transferable only in connection with the transfer of our common shares; and

unless otherwise determined by our board of directors, any new common shares, issued prior to the earlier of the rights distribution date or the expiration of the rights, will be issued with rights and contain a notation incorporating the shareholder rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of our common shares at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any common shares we issue after the rights distribution date, except as our board of directors may otherwise determine.

Description of capital stock

Flip-In Event

A ‘‘flip-in event’’ will occur under the shareholder rights agreement when a person becomes an acquiring person other than pursuant to a permitted offer. The shareholder rights agreement generally defines ‘‘permitted offer’’ to mean a tender or exchange offer for all outstanding common shares at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our company and our shareholders. If a flip-in event occurs and we do not redeem the rights as described in ‘‘—Redemption of Rights’’ below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of common shares, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the shareholder rights agreement specifies.

Flip-Over Event

A ‘‘flip-over event’’ will occur under the shareholder rights agreement when, at any time after a person has become an acquiring person:

we are acquired in a merger or other business combination transaction; or

50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under ‘‘Flip-In Event’’ above, will have the right to receive the number of common shares of the acquiring company, which has a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common shares is subject to adjustment for any split, dividend or subdivision, combination or reclassification of our common shares occurring prior to the rights distribution date. With some exceptions, the shareholder rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred shares that are not integral multiples of one one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of our common shares on the last trading date prior to the date of exercise. The shareholder rights agreement does not require us, upon any exercise of rights, to issue fractions of common shares or distribute certificates that evidence fractional common shares.

Redemption of Rights

At any time until the distribution date, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any split, dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, common shares or any other consideration our board of directors may select. Subject to certain exceptions, the registered holder of any rights certificate may exercise the rights in whole or in part at any time after the distribution date and prior to the expiration date. If our board of directors or, in certain circumstances, our shareholders timely order the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one common share per right, subject to specified adjustments at any time after the occurrence of a triggering event and prior to any person becoming the beneficial owner of 50% or more of the of common shares then outstanding.

Description of capital stock

Amendment of Terms of Rights

Prior to the distribution date, we may amend any of the provisions of the shareholder rights agreement without the approval of any holders of rights. After the distribution date, we generally may amend without the approval of any holders of rights the provisions of the shareholder rights agreement only as follows:

to cure any ambiguity, defect or inconsistency;

to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

to shorten or lengthen any time period under the shareholder rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any other time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

NEW YORK STOCK EXCHANGE LISTING

We have been approved for listing of our common shares on The New York Stock Exchange under the symbol ‘‘GSL.’’

TRANSFER AGENT AND REGISTRAR

We will appoint American Stock Transfer & Trust Company as the transfer agent and registrar for our common shares. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038 and its telephone number is (800) 937-5449.

Marshall Islands company considerations

Our corporate affairs are governed by our articles of incorporation, our bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder ‘‘rights’’ plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether the Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law, or DGCL, relating to shareholders’ rights.

BCA	DGCL
Shareholder Meetings
Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
May be held within or outside the Marshall Islands	May be held within or outside Delaware
Notice:	Notice:
Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting	Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	Written notice shall be given not less than 10 nor more than 60 days before the meeting
Shareholder’s Voting Rights
Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	Shareholders may act by written consent signed by the holders of outstanding shares having the number of votes necessary to take action at a meeting
Any person authorized to vote may authorize another person to act for him by proxy	Any person authorized to vote may authorize another person or persons to act for him by proxy
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
The articles of incorporation may provide for cumulative voting	The certificate of incorporation may provide for cumulative voting

Marshall Islands company considerations

BCA		DGCL
Directors
Board must consist of at least one member		Board must consist of at least one member
Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board		Number of members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)
Dissenter’s Rights of Appraisal
Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares		Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
—	Alters or abolishes any preferential right of any outstanding shares having preference;
—	Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares;
—	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
—	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Marshall Islands company considerations

BCA	DGCL
Shareholder’s Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law
Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands
Attorney’s fees may be awarded if the action is successful
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

Tax considerations

The following is a summary of the material United States federal income tax consequences of an investment in the company’s common shares which has been prepared by Orrick, Herrington & Sutcliffe LLP, the company’s United States tax counsel. The discussion set forth below is based upon laws, regulations, rulings and decisions in effect and available on the date hereof, all of which are subject to change, possibly with retroactive effect. Prospective shareholders should note that no rulings have been or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Further, the following summary does not deal with all United States federal income tax consequences applicable to any given investor, nor does it address the United States federal income tax considerations applicable to categories of investors subject to special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose ‘‘functional currency’’ is not the United States dollar or investors that own, directly or indirectly 10% or more of the company’s stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, nor any state tax consequences, and is generally limited to investors that will hold their common shares as ‘‘capital assets’’ within the meaning of Section 1221 of the Code. While United States tax counsel has advised the company that the description of United States federal income tax laws contained in this summary is true and correct in all material respects (subject to the caveats noted above), each prospective shareholder is strongly urged to consult, and depend on, his or her own tax advisor in analyzing the United States federal, state, local and non- United States tax consequences particular to him or her of the acquisition, ownership or disposition of common shares.

United States Federal Income Taxation of THE Company

Taxation of operating income

Unless exempt from United States federal income taxation under the rules described below in ‘‘The Section 883 Exemption,’’ a foreign corporation that earns only transportation income is generally subject to United States federal income taxation under one of two alternative tax regimes: (1) the 4% gross basis tax or (2) the net basis tax and branch tax.

The 4% gross basis tax

For foreign corporations not engaged in a United States trade or business, the United States imposes a 4% United States federal income tax (without allowance of any deductions) on the corporation’s United States source gross transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus includes time charter and bareboat charter income). The United States source portion of transportation income includes 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as United States source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be United States source, the company does not expect to have any transportation income from voyages that begin and end in the United States.

The net basis tax and branch profits tax

The company does not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or the company were to be treated as engaged in a United States trade or business, all or a portion of the company’s taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this United States trade or business, or effectively connected income. Any effectively connected income would be subject to United States federal corporate income tax (with the highest statutory rate currently being 35%). In addition, an additional 30% branch profits tax would be imposed on the company at such time as the company’s after-tax effectively connected income is viewed as having been repatriated to the company’s offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

Tax considerations

The Section 883 Exemption

Both the 4% gross basis tax and the net basis and branch profits taxes described above are inapplicable to transportation income that qualifies for exemption under Section 883 of the Code. To qualify for the Section 883 exemption a foreign corporation must, among other things:

be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an ‘‘Equivalent Exemption’’);

satisfy one of the following three ownership tests (discussed in more detail below): (1) the more than 50% ownership test, or 50% Ownership Test, (2) the controlled foreign corporation test, or CFC Test or (3) the ‘‘Publicly Traded Test’’; and

meet certain substantiation, reporting and other requirements (which include the filing of United States income tax returns).

The company is organized under the laws of the Marshall Islands. Each of the vessels in the contracted fleet will be owned by a separate wholly owned subsidiary organized either in the Marshall Islands or the Cyprus Islands, with each of these subsidiaries making elections to be treated as disregarded entities for U.S. federal income tax purposes. The United States Treasury Department recognizes both the Marshall Islands and the Cyprus Islands as jurisdictions that grant an Equivalent Exemption; therefore, the company meets the first requirement for the Section 883 exemption. Additionally, the company intends to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on the company’s ability to satisfy the second requirement enumerated above.

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by ‘‘qualified shareholders.’’ For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). After this offering, the company does not believe it will be able to satisfy the 50% Ownership Test due to the widely-held ownership of its shares.

The CFC Test

The CFC Test requires that the non-United States corporation be treated as a controlled foreign corporation, or CFC, for United States federal income tax purposes. The company does not expect that it will be a CFC and, hence, the company does not believe that the requirements of the CFC Test will be met.

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-United States corporation be ‘‘primarily and regularly traded’’ on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption.

The Section 883 Regulations provide, in pertinent part, that stock of a non-United States corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of this offering, the company anticipates that its common shares will be ‘‘primarily traded’’ on the NYSE.

The Section 883 Regulations also generally provide that stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed

Tax considerations

on an established securities market. While the company’s common shares listed on the NYSE will represent more than 50% of the company’s outstanding stock by voting power and value, the company’s common shares will not be viewed as regularly traded on the NYSE under the Section 883 Regulations unless (1) trades are made in the common shares on the NYSE, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of common shares traded on the NYSE during the taxable year is at least 10% of the average number of outstanding common shares during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the common shares are regularly quoted by dealers making a market in such shares. While the company anticipates that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of the company’s control and, hence, no assurances can be provided that the company will satisfy the Publicly Traded Test each year.

Notwithstanding the rules relating to when stock will be viewed as ‘‘primarily and regularly traded,’’ if one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of any class of equity of the non-United States corporation, or a 5% Shareholder, own in the aggregate 50% or more of the vote and value of that class of equity, the class is generally not treated, under the 5% Override Rule, as primarily and regularly traded on an established securities market. In this regard, the company anticipates that 5% Shareholders will own approximately 15% of the common shares after this offering (or 13.3% if the underwriters exercise their over-allotment option in full), and anticipates that 5% Shareholders will own approximately 30% of the common shares outstanding as of the closing of this offering after the company acquires the contracted fleet. While the company does not anticipate that it will be subject to the 5% Override Rule, the ability to avoid application of the 5% Override Rule will be outside of the company’s control and, as a result, no assurances can be provided that the company will satisfy the Publicly Traded Test each year.

If the company were not to qualify for the Section 883 exemption in any year, the United States income taxes that become payable would have a negative effect on the company’s business, and would result in decreased earnings available for distribution to the company’s shareholders.

United States Taxation of Gain on Sale of Vessels

If the company qualifies for the Section 883 exemption, then gain from the sale of any vessel may be exempt from tax under Section 883. If, however, the gain is not exempt from tax under Section 883, the company will not be subject to United States federal income taxation with respect to such gain provided that the income from the vessel has never constituted effectively connected income and that the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent possible, the company will attempt to structure any sale of a vessel so that it is considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

As used herein, ‘‘United States Holder’’ means a beneficial owner of common shares that is an individual citizen or resident of the United States for United States federal income tax purposes, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under United States Treasury regulations to be treated as a domestic trust). A ‘‘Non-United States Holder’’ generally means any owner (or beneficial owner) of common shares that is not a United States Holder, other than a partnership. If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares should consult their own tax advisors regarding the tax consequences of an investment in the common shares (including their status as United States Holders or Non-United States Holders).

Tax considerations

Distributions

Subject to the discussion of PFICs below, any distributions made by the company with respect to the common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or qualified dividend income as described in more detail below, to the extent of the company’s current or accumulated earnings and profits as determined under United States federal income tax principles. Distributions in excess of the company’s earnings and profits will be treated as a nontaxable return of capital to the extent of the United States Holder’s tax basis in its common shares and, thereafter, as capital gain. United States Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

Dividends paid on the common shares to a United States Holder who is an individual will be treated as qualified dividend income that is taxable at a maximum tax rate of 15% (through 2010) provided that: (1) the common shares are readily tradable on an established securities market in the United States; (2) the company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The company anticipates that the first two requirements will be met (with the second requirement being more fully discussed below under ‘‘United States Federal Income Taxation of United States Holders — Consequences of Possible PFIC Classification’’); satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder.

Legislation has been proposed in the past and may again be proposed in the future that would have the effect of classifying dividends paid by the company as other than qualified dividends, with the result that no United States Holder would be eligible for the preferential tax rates applicable to qualified dividend income. The most recent of such bills were introduced into the House of Representatives and the Senate in March of this year. The company cannot predict whether these bills or any similar bill will, in fact, be enacted.

Consequences of possible PFIC Classification

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a ‘‘look through’’ rule, either: (1) 75% or more of its gross income is ‘‘passive’’ income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a corporation is a PFIC in any taxable year that a person holds stock in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the stock held by such person will be treated as stock in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election).

While there are legal uncertainties involved in this determination, Orrick, Herrington & Sutcliffe LLP has advised the company that (1) the charters the company has entered into with CMA CGM should constitute service contracts rather than leases for United States federal income tax purposes and (2) as a result, the income from these charters should not constitute ‘‘passive income,’’ and the assets that the company owns for the production of this income should not constitute passive assets. United States tax counsel’s opinion is based on certain representations that the company has made to counsel including:

the terms of the charters that the company has entered into with CMA CGM were negotiated at arm’s-length, and the terms of the charters are customary for long-term charters of comparable vessels;

the terms of the ship management agreements and the global expense agreement are normal and customary and reflective of the terms that would be reached in an agreement between unrelated third parties;

the company will enter into replacement ship management agreements with ship managers unrelated to CMA CGM or any of its affiliates on or prior to the expiration of each agreement’s initial three years term;

all charters that the company has entered into with CMA CGM and all ship management agreements that the company has entered into with CMA Ship Management are substantially similar to the charter and the ship management agreement that the company provided to United States tax counsel for its review;

Tax considerations

each vessel in the company’s initial and contracted fleet has, at charter conception, a remaining economic useful life of no less than (a) 30 years minus (b) the age of the vessel at charter inception; and

the total payments due to the company under each of the charters with CMA CGM are substantially in excess of the current bareboat charter rate for a comparable vessel.

Based on this opinion (and the company’s expectation that the representations set forth above will apply equally to any future charters that the company enters into, that the terms of any future charters that the company enters into will contain terms that are substantially similar to those contained in the charter that was provided to United States tax counsel for its review, that the company’s income from its chartering activities will be greater than 25% of the company’s total gross income at all relevant times and that the gross value of the company’s vessels subject to charter will exceed the gross value of all other assets the company owns at all relevant times), the company does not expect that it will constitute a PFIC with respect to any taxable year.

There can be no assurance that the representations made by the company will prove correct or that the nature of the company’s assets, income and operations will remain the same in the future (notwithstanding the company current expectations). Additionally, no assurance can be given that the IRS or a court of law will accept United States tax counsel’s position that the charters the company has entered into with CMA CGM constitute service contracts rather than leases for United States federal income tax purposes, or that future changes of law will not adversely affect United States tax counsel’s opinion. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment (based on the law then in effect) and does not bind the IRS or the courts. Any contest with the IRS may materially and adversely impact the market for the common shares and the prices at which common shares trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available for distribution and thus will be borne indirectly by the company’s shareholders.

If the company were to be classified as a PFIC in any year, each United States Holder of the company’s shares will be subject (in that year and all subsequent years) to special rules with respect to: (1) any ‘‘excess distribution’’ (generally defined as any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the shares), and (2) any gain realized upon the sale or other disposition of the common shares. Under these rules:

the excess distribution or gain will be allocated ratably over the shareholder’s holding period;

the amount allocated to the current taxable year and any year prior to the first year in which the company was a PFIC will be taxed as ordinary income in the current year; and

the amount allocated to each of the other taxable years in the shareholder’s holding period will be subject to United States federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge will be added as though the amount of the taxes computed with respect to these other taxable years were overdue.

In order to avoid the application of the PFIC rules, United States Holders may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code. In lieu of the PFIC rules discussed above, a United States Holder that makes a valid QEF election will, in very general terms, be required to include its pro rata share of the company’s ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if the amount of that income is not the same as the distributions paid on the common shares during the year. If the company later distributes the income or gain on which the United States Holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the United States Holder. A United States Holder’s tax basis in any common shares as to which a QEF election has been validly made will be increased by the amount included in such United States Holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the United States Holder. On the disposition of a common share, a United States Holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made on or before the due date for filing a United States Holder’s federal income tax return for the first taxable year for which the company is a PFIC or, if

Tax considerations

later, the first taxable year for which the United States Holder held common stock. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that the company first determines that it is a PFIC, the company will use commercially reasonable efforts to provide any United States Holder of common shares, upon request, with the information necessary for such United States Holder to make the QEF election.

In addition to the QEF election, Section 1296 of the Code permits United States persons to make a ‘‘mark-to-market’’ election with respect to marketable stock in a PFIC. If a United States Holder makes a mark-to-market election, such United States Holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over such United States Holder’s adjusted tax basis in the common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such United States Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the United States Holder’s basis in the common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election are generally less favorable than those of a QEF election for United States Holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case. United States Holders are urged to consult their tax advisors as to the consequences of making a mark-to-market or QEF election, as well as other United States federal income tax consequences of holding stock in a PFIC.

As previously indicated, if the company were to be classified as a PFIC for a taxable year in which the company pays a dividend or the immediately preceding taxable year, dividends paid by the company would not constitute ‘‘qualified dividend income’’ and, hence, would not be eligible for the reduced rate of United States federal income tax.

Sale, exchange or other disposition of common shares

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Assuming the company does not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A United States Holder’s ability to deduct capital losses is subject to severe limitations.

Although the law is not clear, the company’s United States tax counsel believes that a shareholder’s tax basis in its common shares will need to be bifurcated between those shares and the associated preferred share purchase rights (based on the respective fair market values of the common shares and the purchase rights at the time of purchase). If a rights distribution date ever occurs (with the result, inter alia, that the rights separate from the common shares), the amount of gain recognized on a sale of common shares will be increased (or the amount of loss will be decreased) as a result of this bifurcation of a holder’s tax basis.

United States Federal Income Taxation of Non-UNITED STATES Holders

A Non-United States Holder will generally not be subject to United States federal income tax on dividends paid in respect of the common shares or on gains recognized in connection with the sale or other disposition of the common shares provided, in each case, that the Non-United States Holder makes certain tax representations regarding the identity of the beneficial owner of the common shares, that such dividends or gains are not effectively connected with the Non-United States Holder’s conduct of a United States trade or business and that, with respect to gain recognized in connection with the sale or other disposition of the common shares by a non-resident alien individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Tax considerations

BACKUP WITHHOLDING AND INFORMATION REPORTING

Information reporting to the IRS may be required with respect to payments on the common shares and with respect to proceeds from the sale of the common shares. A ‘‘backup’’ withholding tax may also apply to those payments if a holder of the common shares fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-United States Holder). Backup withholding is not an additional tax and may be refunded (or credited against the holder’s United States federal income tax liability, if any), provided that certain required information is furnished to the IRS in a timely manner.

United States Holders of common shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such United States Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, to supply the IRS with certain information regarding the United States Holder, other United States Holders and us if (1) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of stock entitled to vote or (2) the acquisition, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000. In the event a United States Holder fails to file a form when required to do so, the United States Holder could be subject to substantial tax penalties.

non-united states Tax consequences

Marshall Islands tax consequences

The following discussion is the opinion of the company’s counsel as to matters of the laws of the Marshall Islands, and the current laws of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Marshall Islands.

Because the company does not, and the company does not expect that the company will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, the company makes to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common shares, and you will not be required by the Marshall Islands to file a tax return relating to the common shares.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his or her investment in us. Accordingly, each prospective shareholder is urged to consult, and depend upon, his or her tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-United States, as well as United States federal tax returns that may be required of him or her.

Underwriting

We are offering the common shares described in this prospectus through the underwriters named below. UBS Securities LLC and Citigroup Global Markets Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of common shares listed next to its name in the following table:

Underwriters	Number of common shares
UBS Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Fortis Securities LLC
DnB NOR Markets, Inc.
Total	18,881,230

The underwriting agreement provides that the underwriters must buy all of the common shares if they buy any of them. However, the underwriters are not required to take or pay for the common shares covered by the underwriters’ over-allotment option described below.

Our common shares are offered subject to a number of conditions, including:

the receipt and acceptance of the common shares by the underwriters; and

the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have been advised by the representatives that the underwriters intend to make a market in our common shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 2,832,184 additional common shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Common shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per common share from the initial public offering price. Any of these securities dealers may resell any common shares purchased from the underwriters to other brokers or dealers at a discount of up to $ per common share from the public offering price. Sales of common shares made outside of the United States may be made by affiliates of the underwriters. If all the common shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the initial public offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will to pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,832,184 common shares:

	No exercise	Full exercise
Per common share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be $ million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and existing shareholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Citigroup Global Markets Inc., offer, sell, contract to sell or otherwise dispose of directly or indirectly, or hedge any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. However, if:

during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period, (1) we issue an earnings release, (2) we publicly announce material news or (3) a material event relating to us occurs; or

prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which (1) we issue the earnings release, (2) we publicly announce the material news or (3) the material event relating to us occurs. At any time and without public notice, UBS Securities LLC and Citigroup Global Markets Inc. may in their sole discretion release some or all of the securities from these lock-up agreements.

We and the principal shareholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common shares have been approved for listing on the New York Stock Exchange under the symbol ‘‘GSL.’’

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

stabilizing transactions;

short sales;

purchases to cover positions created by short sales;

imposition of penalty bids; and

syndicate covering transactions.

Underwriting

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering and purchasing common shares in the open market to cover positions created by short sales. Short sales may be ‘‘covered short sales,’’ which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked short sales,’’ which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common shares. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

the information set forth in this prospectus and otherwise available to the representatives;

our history and prospects and the history of, and prospectus for, the industry in which we compete;

the past and present financial performance of the vessels to be acquired by us and an assessment of our management;

our prospects for future earnings and the present state of our development;

the general condition of the securities markets at the time of this offering; and

the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to 5% of the common shares offered by this prospectus for sale at the initial public offering price to employees, officers and directors of CMA CGM. Any purchasers of these common shares will agree that for a period of 25 days from the date of this prospectus, such purchaser will not, without the prior written consent of Citigroup Wealth Advisors, Inc., an affiliate of Citigroup Global Markets Inc., offer, sell, contract to sell or otherwise dispose of directly or indirectly, or hedge any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares. The 25-day restricted period will be automatically extended if: (a) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 25-day lock-up period and ends on the last day of the 25-day lock-up period, (1) we issue an earnings release, (2) we publicly announce material news or (3) a material event relating to us occurs; or (b) prior to the expiration of the 25-day restricted period, we announce that we will release earnings results during the 15-day period on the last day of the 25-day period,

Underwriting

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which (1) we issue the earnings release, (2) we publicly announce the material news or (3) the material event relating to us occurs. At any time and without public notice, Citigroup Wealth Advisors, Inc. may in its sole discretion release some or all of the securities from these lock-up agreements.

The number of common shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

SELLING RESTRICTIONS

European Economic Area.    In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our common shares will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from, and including, the Relevant Implementation Date, our common shares may be offered to the public in that Relevant Member State at any time:

        (a)

to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

        (b)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

        (c)

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

        (d)

in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression ‘‘offered to the public’’ in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe for our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression ‘‘Prospectus Directive’’ means Directive  2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    Our common shares may not be offered or sold, and will not be offered or sold, to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our common shares in, from, or otherwise involving the United Kingdom. In addition, each underwriter has only communicated, or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of ‘‘investment professionals’’ in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies, corporate, unincorporated associations and

Underwriting

partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

France.    No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the common shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the common shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired common shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Italy.    Each underwriter has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the common shares and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the ‘‘CONSOB’’) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the common shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the common shares be distributed in Italy, except (1) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (the ‘‘Regulation No. 11522’’), or (2) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the ‘‘Italian Finance Law’’) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each underwriter has represented and agreed that any offer, sale or delivery of the common shares or distribution of copies of this prospectus or any other document relating to the common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the ‘‘Italian Banking Law’’), Regulation No. 11522, and any other applicable laws and regulations; (2) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (3) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common shares in the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in the offering occurs in compliance with applicable Italian laws and regulations.

This prospectus, and the information contained therein, is intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, and the provisions under the heading ‘‘—European Economic Area’’ above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Underwriting

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Switzerland.    Our common shares may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. Our common shares may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our common shares may be publicly issued in connection with any such offer or distribution. Our common shares have not been and will not be approved by any Swiss regulatory authority. In particular, our common shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Germany.    Each underwriter will represent and agree that the offered common shares have not been and will not be offered or sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, or of any other laws applicable in the Federal Republic of Germany governing the offer and sale of securities. Each underwriter will also represent and agree that it shall not offer or sell offered common shares in the Federal Republic of Germany in a manner which could result in the issuing entity being subject to any license requirement under the German Banking Act (Kreditwesengesetz).

Norway.    Each underwriter will represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any offered common shares other than to persons who are registered with the Oslo Stock Exchange as professional investors.

AFFILIATIONS

The underwriters and their affiliates have from time to time provided, and may provide in the future, investment banking, commercial banking and other financial services to us and our affiliates for which they have received and may continue to receive customary fees and commissions. Citibank International Plc, an affiliate of Citigroup Global Markets Inc. and Fortis Bank (Nederland) N.V., an affiliate of Fortis Securities LLC, and DnB NOR Bank ASA, an affiliate of DnB NOR Markets, Inc., are expected to be lenders under our credit facility. Citibank International Plc and Fortis Bank (Nederland) N.V. are also expected to act as mandated lead arrangers and Fortis Bank (Nederland) N.V. will act as facility agent under our credit facility.

Other expenses of issuance and distribution

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than the structuring fee, underwriting discounts and commissions, as follows:

SEC Registration Fee	$13,999
Printing and Engraving Expenses	100,000
Legal Fees and Expenses	1,900,000
Accountants’ Fees and Expenses	750,000
NYSE Listing Fee	150,000
FINRA Filing Fee	44,000
Transfer Agent’s Fees and Expenses	5,000
Miscellaneous Costs	250,000
Total	$3,212,999

Legal matters

The validity of our common shares and certain other legal matters with respect to the laws of the Marshall Islands will be passed upon for us by Reeder & Simpson, P.C. Certain other legal matters relating to United States law will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The predecessor carve-out financial statements of CMA CGM S.A. as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, the combined financial statements of the Delmas vessels as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005 and the Global Ship Lease financial statements as of June 30, 2007 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The sections in this prospectus entitled ‘‘Prospectus Summary — Industry Trends’’ and ‘‘The international containership industry’’ have been reviewed by Drewry Shipping Consultants Limited, which has confirmed to us that they accurately describe the international container shipping market, as indicated in the consent of Drewry Shipping Consultants Limited filed as an exhibit to the registration statement on Form F-1 under the Securities Act, of which this prospectus is a part.

Where you can find more information

We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common shares, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referenced above. As a ‘‘foreign private issuer,’’ we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but will be required to furnish those proxy statements under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a ‘‘foreign private issuer,’’ we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

We will maintain an Internet website at www.globalshiplease.com. Information that will be available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this prospectus.

Glossary of shipping terms

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual Survey.    The inspection of a ship pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Backhaul.    The return movement of a container – often empty – from a destination of unloading to a point of reloading of cargo.

Ballast.    Weight in solid or liquid form, such as sea water, taken on a ship to increase draught, to change trim, or to improve stability.

Bareboat Charter.    A charter of a ship under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship, including crewing. A bareboat charter is also known as a ‘‘demise charter’’ or a ‘‘time charter by demise.’’

Bunkers.    Heavy fuel and diesel oil used to power a ship’s engines.

Capacity.    The nominal carrying capacity of the ship.

Charter.    The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port.

Charterer.    The party that hires a ship for a period of time or for a voyage.

Charterhire.    A sum of money paid to the shipowner by a charterer for the use of a ship.

Charter owners.    A company that owns containerships and charters out its ships to container shipping companies rather than operating the ships for liner services; also known as shipowner.

Charter rate.    The rate charged by charter owners normally as a daily rate for the use of their containerships by container shipping companies. Charter rates can be on a time charter or bareboat charter basis.

Classification society.    An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being ‘‘in-class.’’

Container shipping company.    A shipping company operating liners services using its own or chartered ships with fixed port of call schedules. Also known as a liner company or a container operator.

Drydocking.    Placing the ship in a drydock in order to check and repair areas and parts below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every three to five years, one of which must be a Special survey.

Freight rate.    The amount charged by container shipping companies for transporting cargo, normally as a rate per 20-foot or 40-foot container.

Geared Containerships.     Self-sustained containerships, which are able to load and discharge containers with their own onboard cranes and derricks.

Gross tonnage.    A unit of measurement of the entire internal cubic capacity of the ship expressed in tons of 100 cubic feet to the ton.

Headhaul.    The outgoing goods to be delivered from a point of origin.

Hull.    The main body of the ship without engines, buildings and cranes.

Glossary of shipping terms

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey.    The inspection of a ship by a classification society surveyor that takes place 24 to 36 months after each special survey.

Newbuilding.    A ship on order, construction or just delivered.

Off-hire.    The period in which a ship is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Protection and indemnity insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping.    The sale of a ship for conversion into scrap metal.

Ship operating expenses.    The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, ship management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in ‘‘voyage expenses.’’

Ship management.    The provision of shore-based ship management services related to crewing, technical and safety management and the compliance with all government, flag state, class certification and international rules and regulations.

Sister ships.    Ships of the same class and specifications typically built at the same shipyard.

Special survey.    The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market.    The market for immediate chartering of a ship, usually for single voyages.

TEU.    A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter.    A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage expenses.    Expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and the Shareholders
CMA CGM S.A.

In our opinion, the accompanying predecessor carve-out balance sheets and the related predecessor carve-out statements of income, statements of cash flows, and statements of group equity present fairly, in all material respects, the financial position of CMA CGM S.A. Predecessor and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

[PricewaterhouseCoopers (signed)]

July 31, 2007

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers — 92200 Neuilly-sur-Seine, France

Predecessor Carve-Out Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial conditions.

Predecessor Carve-Out Balance Sheets
(in millions)

	December 31,
Assets	2006	2005
Current assets:
Voyage receivables	$27.2	$8.1
Inventories	4.0	2.8
Deferred charges	0.9	0.4
Total current assets	32.1	11.2

Vessels:
Vessels, at cost	332.6	205.5
Less accumulated depreciation	(46.4)	(27.7)
Total vessels	286.2	177.8
Other assets	24.7	12.3
Deferred charges	1.4	1.6
Total non current assets	312.4	191.7
Total Assets	$344.5	$203.0

	December 31,
Liabilities and Group Equity	2006	2005
Current liabilities:
Current installments of long-term debt	$17.8	$9.5
Current portion of obligations under capital lease	—	56.7
Voyage payables, including accrued expenses of $3.9 million and $0.6 million respectively	19.6	8.6
Deferred income	0.4	—
Total current liabilities	37.8	74.8

Long-term debt	121.3	100.4
Other liabilities	15.3	9.3
Total Long-term liabilities	136.6	109.7

Commitments and contingencies (note 11)	—	—

Group Equity:
Due to / due (from) CMA CGM S.A.	115.4	(3.7)
Accumulated other comprehensive income	22.0	13.1
Net income	32.7	9.0
Total Group Equity	170.0	18.4
Total Liabilities and Group Equity	$344.5	$203.0

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial conditions.

Predecessor Carve-Out Statements of Income
(in millions)

	Years ended December 31,
	2006	2005	2004
Operating revenues:
Voyage revenue	$299.6	$111.6	$58.1
Operating expenses:
Voyage expenses	(213.1)	(70.2)	(38.6)
Vessel expenses	(22.6)	(13.7)	(8.7)
Depreciation	(16.7)	(7.2)	(5.3)
General and administrative	(11.3)	(2.7)	(1.3)
Other operating (expense) / income	11.9	(2.5)	—
Total operating expenses	(251.9)	(96.2)	(53.9)
Operating income	47.7	15.4	4.2
Interest expense	(15.1)	(6.4)	(2.6)
Income before income taxes	32.7	9.0	1.7
Taxes on income	—	—	—
Net income	$32.7	$9.0	$1.7
Unaudited weighted number of common shares outstanding (1)	5,097,920	n/a	n/a
Unaudited pro forma earnings per share in $ per share — Basic and diluted (1)	$6.41	n/a	n/a

(1)

Please refer to the specific footnote ‘‘Unaudited pro forma earnings per share’’.

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial conditions.

Predecessor Carve-Out Statement of Cash Flows
(in millions)

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$32.7	$9.0	$1.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16.7	7.2	5.3
Amortization of deferred charges	0.5	0.2	0.1
Change in fair value of certain financial derivative instruments	(10.0)	9.0	—
Settlements of hedge which do not qualify to hedge accounting	(6.9)	(9.5)	—
Changes in assets and liabilities:
(Increase) in voyage receivables	(19.2)	(2.4)	(5.6)
(Increase) in inventories	(1.2)	(1.7)	(1.1)
(Increase) / decrease in prepaid expenses	-	0.1	(0.5)
Increase in voyage payables	11.0	5.4	3.2
Increase in deferred income	0.4	—	—
Periodic costs relating to drydocks	(1.0)	—	—
Net cash provided by operating activities	22.8	17.4	3.0
Cash flows from investing activities:
Settlements of hedge which do not qualify to hedge accounting	6.9	9.5	—
Aquisitions of Delmas and Delmas vessels	(107.4)	—	—
Cash paid for purchases of vessels	(5.9)	(76.0)	—
Net cash used in investing activities	(106.3)	(66.5)	—
Cash flows from financing activities:
Issuance of long-term debt	57.9	80.6	—
Issuance costs	(0.7)	(1.4)	—
Decrease in amount due to / (from) CMA CGM S.A.	110.0	(28.2)	(1.1)
Repayments of long-term debt	(19.1)	(1.8)	(1.9)
Repayments of capital lease obligations	(64.6)	(0.2)	(0.1)
Net cash provided (used) by financing activities	83.5	49.0	(3.0)
Net (decrease) increase in cash and cash equivalents	$—	$—	$—
Supplemental information
Interest paid	(13.0)	(6.2)	(2.5)
Income taxes paid	(0.2)	(0.1)	—
Non-cash transactions	—	—	—

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial conditions.

Predecessor Carve-out Statement of Group Equity
(in millions)

	Due to / due (from) CMA CGM	Accumulated other comprehensive income / (loss)	Net income	Total Group equity
Balance as of December 31, 2003	$23.9	$—	$—	$23.9
Change in amount due from CMA CGM	(1.1)	—	—	(1.1)
Net income for the period	—		1.7	1.7
Effect of currency translation adjustment	—	(1.0)	—	(1.0)
Balance as of December 31, 2004	22.8	(1.0)	1.7	23.5
Change in amount due from CMA CGM	(28.2)	—	—	(28.2)
Allocation of prior period net income	1.7	—	(1.7)	—
Net income for the period	—	—	9.0	9.0
Effect of derivative instruments	—	14.5	—	14.5
Effect of currency translation adjustment	—	(0.4)	—	(0.4)
Balance as of December 31, 2005	(3.7)	13.1	9.0	18.4
Change in amount due to CMA CGM	110.0	—	—	110.0
Allocation of prior period net income	9.0	—	(9.0)	—
Net income for the period	—	—	32.7	32.7
Effect of derivative instruments	—	(3.6)	—	(3.6)
Effect of currency translation adjustment	—	12.4	—	12.4
Balance as of December 31, 2006	$115.4	$22.0	$32.7	$170.0

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS

1.    Nature of operations and summary of significant accounting policies

Description of business

Global Ship Lease, Inc. (the ‘‘Company’’) was incorporated in the Republic of the Marshall Islands on May 3, 2007 for the purpose of conducting an initial public offering of the Company’s common shares and acquiring an initial and contracted fleet of 17 container shipping vessels and related operations, or Predecessor Group or Group, from CMA CGM S.A., or CMA CGM. Upon successful completion of the initial public offering and the acquisition of the Predecessor Group, the Company’s operations will solely consist of chartering vessels to third party shipping companies, initially solely CMA CGM.

These predecessor carve-out financial statements have been prepared from the historical accounting records of CMA CGM, a privately owned company incorporated in France. CMA CGM is the third largest container shipping company in the world. Operating revenues are composed of freight revenue generated by the transportation of a broad range of industrial and customer goods. CMA CGM operates a global network of shipping lines which services a wide variety of ports in major markets. An integrated fleet of vessels and containers is dedicated to these lines. CMA CGM operations are supported by a network of owned and third party shipping agencies which perform most of the sales and marketing functions as well as managing customer relationships. CMA CGM monitors the performance of its operations on a line by line basis, each line aiming to optimize its revenue and cost structure.

Basis of presentation

The Predecessor Group’s carve-out financial statements have been prepared to reflect the carve-out of the initial 10 secondhand vessels and their financial position, results of operations and cash flows from CMA CGM pursuant to the terms of the asset purchase agreement to be entered into between the Company and CMA CGM concurrently with the initial public offering of the Group’s common stock, as if these vessels had been operated as a going-concern business providing container shipping services on a standalone basis.

The following table provides details of the Predecessor Group vessels included in these carve-out financial statements.

Vessel	Capacity in TEUs	Flag state	Year built	Year of acquisition by CMA CGM	Financing as of December 31, 2006
CMA CGM Matisse	2,262	Bahamas	1999	1999	Bank debt
CMA CGM Utrillo	2,262	Bahamas	1999	1999	Bank debt
CMA CGM La Tour	2,272	Bahamas	2001	2001	No debt
CMA CGM Manet	2,272	Bahamas	2001	2001	No debt
Ville d’Orion	4,113	United Kingdom	1997	2005	Bank debt
Ville d’Aquarius	4,113	United Kingdom	1996	2005	Bank debt
Marie Delmas	2,207	Bahamas	2002	2006	Bank debt
Julie Delmas	2,207	Bahamas	2002	2006	Bank debt
Kumasi	2,207	Bahamas	2002	2006	Bank debt
MOL Rainbow	2,207	Bahamas	2003	2006	Bank debt

The Predecessor Group had not in the past belonged to a separate legal group nor was it owned by a separate legal entity. Accordingly, the Predecessor Group had no separate share capital and reserves for the periods covered by these carve-out financial statements. The net investment by CMA CGM attributable to the Predecessor Group has been shown on the balance sheet as the due to/ due (from) CMA CGM. The due to/due (from) CMA CGM balance as of December 31, 2003 reflects the accumulated amount of the net investment by CMA CGM, including the accumulated net income relating to prior periods. The due to / (from) is impacted by all transactions as CMA CGM in effect was the source of finance for the Company’s operating, investing and financing transactions.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

The activity that impacted the amount due to / from CMA CGM for each of the periods presented is detailed below:

	Years ended December 31,
	2006	2005	2004
Cash paid (received) by CMA CGM on the behalf of the Precedessor group for (from):
Revenue collected	($280.8)	($109.2)	($52.5)
Operating expenses paid	243.7	85.4	46.9
Interest paid	13.0	6.2	2.5
Income taxes paid	0.2	0.1	—
Settlements received for bunker hedges	(6.9)	(9.5)	—
Acquisition of Delmas vessels	107.4	—	—
Acquisition of fixed assets vessels and capitalized drydock costs	6.9	76.0	—
Proceeds from long-term debts	(57.2)	(79.2)	—
Repayment of long-term debts and capital lease obligations	83.7	2.0	2.0
Total	$110.0	($28.2)	($1.1)

The average balance due to/ due (from) CMA CGM for the year ended December 31, 2006, 2005 and 2004 amounted to $111,690, $19,188 and $46,759, respectively.

The Predecessor Group had not been charged with any financing costs in respect of amounts included in the due to/ due (from) CMA CGM during the period covered by this report. Changes in due to/ due (from) CMA CGM represent transfers so as to balance out the total assets and total liabilities of the related periods, taking into account the net cash used / provided by operating activities, the net cash used / provided by investing activities and the net cash used / provided by financing activities, as well as the variation in other comprehensive income for these periods. Treasury functions of CMA CGM are managed centrally, and accordingly no cash and cash equivalents have been recognized as none will be transferred to the Predecessor Group from CMA CGM.

All funding of the Predecessor Group’s operations during the period of the combined financial statements has been assumed to be by cash flows generated by operations, bank loans specifically related to the acquisition of the ships, and due to / due (from) CMA CGM as a net investment in equity.

For the two-year period ended December 31, 2006, the Predecessor Group was not a separate legal entity required to file separate tax returns. However, for purposes of these carve-out combined financial statements, the Predecessor Group has provided for taxes on a ‘‘separate return’’ basis as if it had been an independent tax paying entity through out the period. The Predecessor Group is liable for a tax based on the tonnage of each vessel where freight revenue and operating expenses do not generate any tax basis.

Statement of income accounts

Voyage revenue and voyage expenses were allocated to the Predecessor Group by direct attribution through the use of a comprehensive ERP based information system. For each accounting transaction, specific information is recorded, including the port calls (localization and date) and the vessel operated. Therefore, the Predecessor Group was able to specifically identify voyage revenues, voyage expenses, vessel expenses and depreciation by vessel.

General and administrative expenses, as well as logistic, container costs and insurance expenses, were allocated to the Predecessor Group based on the number of loaded containers carried onboard each vessel — 40-foot containers are deemed equivalent to two TEU’s. This allocation method is considered to be commonly used in the container shipping industry. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, travel and entertainment were allocated based on the 10 secondhand vessels’ proportionate share of Predecessor Group’s general and administrative expenses for each of the periods presented.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

During the periods presented, CMA CGM was subject to various tonnage tax regimes relating to the container shipping business. Accordingly, taxes for the Predecessor Group is based on the tonnage of each vessel and could therefore be allocated directly to each vessel and included within general and administrative expenses.

Derivative financial instruments mainly relate to bunkers. The allocation of the accounting impact is based on the ratio of the actual fuel consumption for the vessel compared to the actual fuel consumption of the total Predecessor Group’s fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

Other operating (expense) / income relates to bunker hedges that did not qualify per hedge accounting and was allocated based on the ratio of the actual fuel consumption for the vessel compared to the actual fuel consumption of the Predecessor Group’s fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

All interest expense was allocated directly based on accounting records related to debt that has been reflected in these carve-out financial statements.

Balance Sheet

Inventories, vessels at cost, corresponding depreciation and debt have been allocated on a vessel by vessel basis, based on direct attribution through the use of a comprehensive ERP based information system.

Voyage receivables, prepaid expenses, voyage payables, deferred income and cargo claims were allocated based on the days sales outstanding, or DSO days payable outstanding, or DPO, calculated on a line by line basis. DSO and DPO may vary depending upon the trade. DPO may also vary depending upon the nature of the related cost (bunker, handling, port cost) and therefore, has been calculated by nature. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations. Voyage receivables and payables from/to shipping agencies relate only to third parties.

CMA CGM’s management believes that all allocations reasonably present the financial position, results of operations and cash flows of the Group.

Unless otherwise stated, all amounts are presented in millions of United States dollars. The functional currency of the Group has been determined based on the underlying business from which the specific operations of assets were extracted.

Significant accounting policies

Use of estimates

The preparation of combined financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. Actual results could differ from those estimates. Allocation methodologies used to prepare the accompanying combined financial statements are based on estimates and have been described in the notes, where appropriate.

Vessels

Vessels are recorded at the historical acquisition or manufacturing cost, less accumulated depreciation and impairment loss, if any. Borrowing costs incurred for the construction of vessels are capitalized during the construction period. No interest was capitalized in the years ended December 31, 2006, 2005 and 2004, as no vessel was under construction during these periods. Other borrowing costs are expensed as incurred. Maintenance costs are recognized as expenses for the period, with the exception of drydock expenditures that extend the useful life of vessels, which are then capitalized as major repairs.

Upon initial recognition, the cost of a vessel includes a drydock component which is depreciated separately. Vessels are depreciated to their estimated salvage value (based on their lightweight tonnage) on a straight-line basis, using a vessel useful life of 25 years. Drydocks are depreciated to the date of the next drydock.

Our vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. We will capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

Repairs and maintenance

All expenditures relating to maintenance and repairs are expenses when incurred.

Leases

When the Predecessor Group leased vessels under lease arrangements that transfer substantially all the benefits and risks incident to the ownership of vessels, as defined by FAS 13: Accounting for Leases, these agreements are referred to as capital leases. The vessel and related obligations are initially recorded at amounts equal to the present value of future minimum lease payments using incremental borrowing rates at the inception of the leases. The Predecessor Group may take advantage of certain tax leverage leases, in which case the benefit is presented as a reduction of the vessel’s carrying amount. The vessel is depreciated as described above. Interest expense is accrued on the basis of the outstanding obligations under capital leases.

Valuation of long-lived assets

Vessels held and used by the Predecessor Group are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. This assessment is made at the vessel level to the extent the estimated undiscounted future cash inflows attributable to the asset, less estimated undiscounted future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount based on the fair value of these vessels.

Revenue recognition and related expenses

Freight revenues and costs directly attributable to loaded container movements are recognized when delivery of the loaded container reaches its final destination. Freight revenues and costs directly attributable to containers not delivered at the closing date, excluding charter costs, fuel and oil consumption and port taxes and expenses, are reported as ‘‘Deferred income’’ and ‘‘Deferred charges.’’

Deferred finance charges

Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense over the term of the debt using the effective interest method. Deferred finance charges of $2.2 million and $1.9 million are included in deferred charges, either within current and non-current assets, at December 31, 2006 and 2005, respectively. Amortization amounted to $0.5 million in 2006, $0.2 million in 2005, and $0.1 million in 2004.

Inventories

Inventories are initially recorded at cost. Cost represents the purchase price and any directly attributable costs. Inventory costs include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to inventory purchases. Inventories relate mainly to bunker fuel at year-end. Cost is determined on a first-in, first-out basis. Bunker costs may fluctuate significantly, a provision for net realizable value is recorded only when all costs necessary to complete the delivery of the service exceed the corresponding expected freight revenue.

Voyage receivables and payables

The Predecessor Group’s customers are direct shippers, comprising exporters and importers, and intermediaries, also known as freight forwarders. The Predecessor Group grants freight recruitment and payment collections to shipping agencies who are obligated to pay the Predecessor Group for services provided if a customer defaults on payment. Amounts receivable directly from final customers or shipping agents are presented within ‘‘Voyage receivables.’’ The allowance for doubtful accounts is established for amounts that are considered uncollectible at year-end, based on review of outstanding invoices.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

The Predecessor Group provides for accruals relating to the cost of delivered containers. These accruals have to be estimated at year end as there can be delays in the receipt of the final invoices from agents and suppliers throughout the world. Amounts payable directly to suppliers or shipping agents are presented within ‘‘Voyage payables.’’

Concentration of credit risk

The Predecessor Group’s customers are direct shippers, comprising exporters and importers, and intermediaries, also known as freight forwarders. The Predecessor Group does not have any significant concentration of business transacted with a particular customer. Furthermore, the broad geographic distribution of the Predecessor Group’s customers reduces the Predecessor Group’s exposure to credit risk. The Predecessor Group uses a network of controlled shipping agencies. Nevertheless, it grants freight recruitments and payment collections to independent shipping agencies from customers who are obligated to pay the Predecessor Group for services provided if a customer defaults on payment. No single shipping agency accounts for more than 5.0% of consolidated sales and voyage receivables.

Derivative instruments and hedging activities

Voyage operating expenses are highly dependent on the cost of bunkers. The Predecessor Group’s risk management policy is to hedge the price risk on anticipated bunker purchase volumes through ‘‘over-the-counter’’ derivative instruments such as swaps and options. The Predecessor Group analyzes its exposure to price fluctuation. Furthermore, the Predecessor Group’s financial debts (including obligation under capital leases) being issued at variable rates which expose the Predecessor Group to a cash flow interest rate risk.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Predecessor Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedge). The fair value of derivatives is presented on the face of the balance sheet under the line item ‘‘Other assets’’ and ‘‘Other liabilities.’’

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity within ‘‘Accumulated other comprehensive income / (loss).’’ The gain or loss relating to the ineffective portion is recognized immediately in the statement of income.

Amounts accumulated in equity are recycled in the statement of income in the periods when the hedged item affects profit or loss (when the forecast transaction that is hedged takes place). When the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory when the Predecessor Group hedges bunker purchase), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

The statement of income impact (effective and ineffective portion) of bunker hedging activities that qualify to cash flow hedge is presented in the line item ‘‘Voyage expenses.’’

The settlement of transactions qualified as cash flow hedges is presented within ‘‘Net cash provided by operating activities’’.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting; those transactions, exclusively corresponding to derivative instruments related to our bunker hedges, are recorded at fair value within the balance sheet with related gains and losses recorded in earnings. The statement of income impact of such derivatives is presented in the line item ‘‘Other operating (expense) / income.’’

Accumulated other comprehensive income / (loss)

Other comprehensive income (loss), which is reported in the accompanying combined statement of equity, consists of net income (loss) and other gains and losses affecting equity that, under United States GAAP, are excluded from net income (loss). Other comprehensive income/(loss) includes the effective portion of derivative financial instruments that qualify as hedge accounting which are deferred in accordance with accounting principles described above, and the impact of the translation of foreign currency statements, certain Predecessor Group entities having a functional currency different from the United States dollar.

Segment information

As disclosed above, the Predecessor Group operates in one segment: provision of container shipping.

Unaudited pro forma earnings per share

Unaudited pro forma earnings per share gives effect to the estimated number of shares the proceeds of which would be required to fund the deemed distribution to CMA CGM. The estimated total number of shares includes 5.1  million assumed to be issued to fund the deemed distribution to CMA CGM of $102.0 million (which represents the excess of the $573.0 million purchase consideration of our 12 vessels over their carrying amount of $471.0 million as of June 30, 2007), assuming an offer price of $20.00 per share. Unaudited pro forma earnings per share have been calculated by dividing the net income for the year ended December 31, 2006 by the estimated shares assumed to be issued to fund the deemed distribution.

Recently Issued Accounting Standards

In September 2006, the Securities and Exchange Commission issued SAB 108 to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Predecessor Group quantify misstatements based on their impact on each of its financial statements and related disclosures. SAB 108 became effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 does not have a material impact on the consolidated financial statements of the Predecessor Group.

In September 2006, the FASB issued SFAS No. 157, or SFAS 157. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the consolidated financial statements of the Predecessor Group.

CMA CGM’s management does not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the consolidated financial statements of the Predecessor Group.

2.    Business combination

In January 2006, CMA CGM acquired 100% shareholding in the French shipping operating company Delmas S.A.S., or Delmas, from its parent company, Bolloré Group, or Bolloré. Delmas provides container shipping services from Europe to various ports in Africa, Asia and the Indian Sub-Continent. Simultaneously, CMA CGM acquired from Bolloré a certain number of vessels which were mainly chartered out bare-boat to Delmas.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

Four vessels out of the 10 forming part of the carve-out financial statements have been acquired from Bolloré. Unlike CMA CGM, Bolloré reported three main segments, each of them having separate financial information available: lines, ship-owning and logistics. The four vessels which were part of the ship-owning segment and are included in this carve-out were owned by separate legal entities.

Prior to the acquisition by CMA CGM, Bolloré Group restructured the financing of the vessels so as to allow CMA CGM to purchase the vessels debt free. After the acquisition, CMA CGM allocated $107.4 million of the total Delmas purchase consideration to these vessels during purchase price allocation, representing the net fair value of the assets and liabilities acquired relating to the vessels, comprising mainly the vessels themselves and the bunkers. For purposes of preparing the carve-out financial statements, the Company has assumed that it acquired these four vessels for the same amount and included their post acquisition operating results as of January 1, 2006.

As Delmas was acquired on January 1, 2006, the historical financial statements for 2006 already reflect a full year of operations.

Unaudited pro forma revenue and pro forma net income given the effect of the acquisition of Delmas’ vessels as if it has occurred as of January 1, 2004 are as follows:

	December 31,
	2005	2004
Pro forma revenue	$125.4	$72.0
Pro forma net income	$13.3	$6.0

3.    Voyage receivables

Voyage receivables are composed of the following:

	December 31,
	2006	2005
Receivables from customers, net	$2.3	$0.4
Receivables from shipping agencies, net	24.9	7.6
Voyage receivables	$27.2	$8.1
of which allowances	($0.1)	($0.1)

4.    Vessels

Vessels can be analyzed as follows:

	December 31,
	2006	2005
Vessels owned:
Cost	$332.6	$128.3
Accumulated depreciation	(46.4)	(14.0)
	$286.2	$114.3
Vessels leased under capital leases:
Cost	—	77.2
Accumulated depreciation	—	(13.7)
	—	63.5
Total vessels	286.2	177.8

At December 31, 2006, CMA CGM had made no advances for vessels under construction to be acquired by the Predecessor Group.

In 2006, the Predecessor Group terminated certain capital leases which were justified by certain tax lease advantages and which were no longer applicable. The termination of these capital leases did not result in any lease termination penalty nor any loss of tax benefit acquired to date.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

Tax benefits presented as a reduction of the vessel’s carrying amount represent $6.2 million in 2006 and $5.3 million in 2005.

The Predecessor Group does not have any operating leases during the periods presented.

Variations in cost of vessels and advances made to shipyards for vessels under construction are presented below:

	December 31,
	2006	2005
Cost of vessels at opening balance	$205.5	$135.2
Acquisition in cash	114.2	76.0
Foreign currency translation adjustment	12.9	(5.7)
Cost of vessels at closing balance	$332.6	$205.5

During the periods presented, the Company did not acquire any vessels under capital lease arrangements.

Variations in accumulated depreciation of vessels are analyzed as follows:

	December 31,
	2006	2005
Accumulated depreciation at opening balance	($27.7)	($21.2)
Depreciation	(16.7)	(7.2)
Foreign currency translation adjustment	(2.0)	0.7
Accumulated depreciation at closing balance	($46.4)	($27.7)

5.    Long-term debt

Long-term debt is summarized as follows:

	December 31,
	2006	2005
Debt payable to banks, at Libor USD + 95 b.p. to 270 b.p.	$57.5	$83.0
Debt payable to banks, at Libor USD + 140 b.p.	25.1	26.9
Debt payable to banks, at Libor USD + 125 b.p.	56.6	0.0
Total long-term debt	139.2	109.9
Less current installments of long-term debt	17.8	9.5
Long-term debt	$121.3	$100.4

Details of long-term debt arrangements are presented below:

Banks	Terms and conditions	Vessels financed
BNP Paribas	Interest rate: Libor USD, plus 140 b.p. Fixed quarterly installments of $0.2 million per vessel until 2013 with a final bullet repayment of $6.0 million	CMA CGM Matisse, CMA CGM Utrillo
Certain guarantees have been provided to the lending banks as the principal security such as:
– a guarantee from CMA CGM;
– a French first-bank mortgage over the vessels;
– a pledge of bank accounts.
DVB and DSF	Interest rate: Libor USD, plus 95 b.p. to 270 b.p. Fixed quarterly installments per vessel amounting to $0.8 million until 2015	Ville d’Orion, Ville d’Aquarius
Calyon	Interest rate: Libor USD, plus 125 b.p. variable quarterly installments until 2010 with a final bullet repayment of $6.0 million per vessel	Marie Delmas, Julie Delmas, Kumasi, MOL Rainbow

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

The aggregate amounts of principal maturities of debt outstanding at December 31, 2006, for the five subsequent years are as follows:

Year ending 2007	$17.8
2008	17.8
2009	17.8
2010	17.8
2011	17.8
Thereafter	50.1
Long-term debt	$139.2

As of December 31, 2006 approximately 74% ($211.4 million) of the net book value of the Predecessor Group vessels, representing eight vessels, is pledged as collateral under debt arrangements. In addition, at December 31, 2006, the Predecessor Group was not subject to any reporting and financial covenants.

6.    Voyage payables

Voyage payables are detailed below:

	December 31,
	2006	2005
Payables to suppliers	$13.4	$7.0
Payables to shipping agencies	6.3	1.6
Voyage payables	$19.7	$8.6

7.    Derivatives financial instruments

The fair value of derivative financial instruments contracted by the Predecessor Group is presented as follows:

	December 31,
	2006	2005
Net fair value of bunker cost hedging instruments:
Qualifying to cash flow hedge	($0.4)	$2.5
Not qualifying to cash flow hedge	9.9	0.5
	$9.5	$3.0
of which presented in ‘‘Other assets’’	24.7	12.3
of which presented in ‘‘Other liabilities’’	15.3	9.3

The net gains recognized in earnings during the period for derivative instruments that qualified as cash flow hedging instruments amounted to $5.5 million, $4.0 million and nil as of December 31, 2006, 2005 and 2004, respectively. The estimated net gains or losses that are expected to be reclassified into earnings within the next 12 months as of December 31, 2006, 2005 and 2004 amount to $(0.4 million), $1.4 million and nil, respectively. As of December 31, 2006 the maximum length of time over which the entity is hedging its bunker exposure is approximately four years. There is no gain or loss reclassified into earnings over the periods presented as a result of the discontinuance of cash flow hedges.

Predecessor Carve-Out Financial Statements

NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS (Continued)

8.    Accumulated other comprehensive income / (loss)

The components of the change in the accumulated other comprehensive income / (loss) are as follows:

	2006			2005
	Currency translation adjustment	Hedging cash flow reserve	Total	Currency translation adjustment	Hedging cash flow reserve	Total
Balance as of January 1,	($1.4)	$14.5	$13.1	($1.0)	$—	($1.0)
Bunker cost hedging instruments:
Reclassification adjustments included in the net income	—	(5.9)	(5.9)	—	(1.4)	(1.4)
Increase in unrealized gain on derivative instruments	—	2.3	2.3	—	15.9	15.9
Currency translation differences	12.4	—	12.4	(0.4)	—	(0.4)
Closing balance as of December 31,	$11.0	$11.0	$22.0	($1.4)	$14.5	$13.1

9.    Other operating (expense) / income

Other operating (expense)/ income is comprised exclusively of the effect of financial derivative instruments that do not qualify for hedge accounting.

10.    Tonnage tax

The Predecessor Group is liable for a tax based on the tonnage of each vessel. The cost, which is included within general and administrative expenses, totaled $0.2 million, $0.1 million and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

11.    Subsequent event

There were no significant events to be reported subsequent to December 31, 2006.

Predecessor Carve-Out Financial Statements

The unaudited financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial condition.

CMA CGM S.A. — Predecessor Carve-Out Balance Sheets
(in millions)

	June 30,	June 30,	December 31,
Assets	2007	2007	2006
		Unaudited Pro forma(1)
Current assets:
Voyage receivables	$30.4	$30.4	$27.2
Inventories	8.1	8.1	4.0
Deferred charges	1.5	1.5	0.9
Total current assets	40.0	40.0	32.1

Vessels:
Vessels, at cost	337.3	337.3	332.6
Less accumulated depreciation	(54.3)	(54.3)	(46.4)
Total vessels	283.0	283.0	286.2
Other assets	62.5	62.5	24.7
Deferred charges	0.9	0.9	1.4
Total non current assets	346.5	346.5	312.4
Total Assets	$386.5	$386.5	$344.5
	June 30,	June 30,	December 31,
Liabilities and Group Equity	2007	2007	2006
		Unaudited Pro forma(1)
Distribution payable to CMA CGM	$—	$102.0	$—
Current liabilities:
Current installments of long-term debt	19.8	19.8	17.8
Voyage payables, including accrued expenses of $4.4 million and $3.9 million respectively	22.7	22.7	19.6
Deferred income	2.1	2.1	0.4
Total current liabilities	44.5	146.6	37.8
Long-term debt	119.7	119.7	121.3
Other liabilities	18.8	18.8	15.3
Total Long-term liabilities	138.4	138.4	136.6
Commitments and contingencies	—	—	—

Group Equity:
Due to CMA CGM S.A.	156.0	79.4	115.4
Accumulated other comprehensive income	22.1	22.1	22.0
Net income	25.4	—	32.7
Total Group Equity	203.5	101.5	170.0
Total Liabilities and Group Equity	$386.5	$386.5	$344.5

(1)

Please refer to the specific footnote ‘‘Unaudited pro forma balance sheet’’

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

The unaudited financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial conditions.

CMA CGM S.A. — Predecessor Carve-Out Interim Statements of Income
(in millions)

	Six-month periods ended June 30,
	2007	2006
Operating revenues:
Voyage revenue	$171.9	$148.0

Operating expenses:
Voyage expenses	(119.4)	(101.6)
Vessel expenses	(11.7)	(11.4)
Depreciation	(7.3)	(8.6)
General and administrative	(5.7)	(5.8)
Other operating income	2.6	9.3
Total operating expenses	(141.5)	(118.0)

Operating income	30.4	30.0
Interest expense	(5.1)	(8.0)
Income before income taxes	25.4	22.0

Taxes on income	—	—
Net income	$25.4	$22.0

Unaudited weighted number of common shares outstanding (1)	5,097,920	n/a
Unaudited pro forma earnings per share in $ per share - Basic and diluted (1)	$4.98	n/a

(1)

Please refer to the specific footnote ‘‘Unaudited pro forma earnings per share’’.

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

The unaudited financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial conditions.

CMA CGM S.A. — Predecessor Carve-Out Interim Statement of Cash Flows
(in millions)

	Six-month periods ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	$25.4	$22.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7.3	8.6
Amortization of deferred charges	0.2	0.2
Change in fair value of certain financial derivative instruments	0.7	(5.8)
Settlements of hedge which do not qualify to hedge accounting	(4.4)	0.2
Changes in assets and liabilities:
(Increase) in voyage receivables	(3.2)	(18.0)
(Increase) in inventories	(4.1)	(1.3)
(Increase) in prepaid expenses and deferred charges	(0.4)	(0.1)
Increase in voyage payables	3.0	12.7
Increase in deferred income	1.7	0.6
Net cash provided by operating activities	26.3	19.2

Cash flows from investing activities:
Settlements of hedge which do not qualify to hedge accounting	4.4	(0.2)
Aquisitions of Delmas and Delmas vessels	—	(103.4)
Cash paid for purchases of vessels	(37.1)	(6.9)
Net cash used in investing activities	(32.8)	(110.5)

Cash flows from financing activities:
Issuance of long-term debt	—	70.8
Issuance costs	—	(0.7)
Decrease in amount due to CMA CGM S.A.	8.0	47.6
Repayments of long-term debt	(1.6)	(25.7)
Repayments of capital lease obligations	—	(0.8)
Net cash provided by financing activities	6.5	91.3
Net (decrease) increase in cash and cash equivalents	$—	$—

Supplemental information
Interest paid	(4.8)	(6.8)
Income taxes paid	0.2	0.2
Non-cash transactions	—	—

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

The unaudited financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed charters. Please refer to the Company’s unaudited pro forma financial information included elsewhere in this prospectus which reflects the pro forma effects of these charters and related agreements on the Company’s results of operations and financial conditions.

CMA CGM S.A. — Predecessor Carve-out Interim Statement of Group Equity
(in millions)

	Due to / due (from) CMA CGM	Accumulated other comprehensive income / (loss)	Net income	Total Group equity
Balance as of December 31, 2005	($3.7)	$13.1	$9.0	$18.4
Change in amount due to CMA CGM	110.0	—	—	110.0
Allocation of prior period net income	9.0	—	(9.0)	—
Net income for the period	—	—	32.7	32.7
Effect of derivative instruments	—	(3.6)	—	(3.6)
Effect of currency translation adjustment	—	12.4	—	12.4
Balance as of December 31, 2006	115.4	22.0	32.7	170.0
Change in amount due to CMA CGM	8.0	—	—	8.0
Allocation of prior period net income	32.7	—	(32.7)	—
Net income for the period	—	—	25.4	25.4
Effect of derivative instruments	—	(2.2)	—	(2.2)
Effect of currency translation adjustment	—	2.3	—	2.3
Balance as of June 30, 2007	$156.0	$22.1	$25.4	$203.5

The accompanying notes are an integral part of these financial statements.

Predecessor Carve-Out Financial Statements

Notes to the Interim Financial Statements

1.

Nature of Operations and Summary of Significant Accounting Policies

Description of business

Global Ship Lease, Inc., (the ‘‘Company’’), was incorporated in the Republic of the Marshall Islands on May 3, 2007 for the purpose of conducting an initial public offering of the Company’s common shares and acquiring an initial and contracted fleet of 17 container shipping vessels and related operations, or the Predecessor Group or the Group, from CMA CGM S.A., or CMA CGM. Upon successful completion of the initial public offering and the acquisition of the Predecessor Group, the company’s operations will solely consist of chartering vessels to third party shipping companies, initially solely CMA CGM.

These predecessor carve-out interim financial statements have been prepared from the historical accounting records of CMA CGM, a privately owned company incorporated in France. CMA CGM is a leading provider of global container shipping services. Operating revenues are composed of freight revenue generated by the transportation of a broad range of industrial and customer goods. CMA CGM operates a global network of lines which services a wide variety of ports in major markets. An integrated fleet of vessels and containers is dedicated to these lines. CMA CGM operations are supported by a network of owned and third party shipping agencies which perform most of the sales and marketing functions as well as managing customer relationships. CMA CGM monitors the performance of its operations on a line by line basis, each line aiming to optimize its revenue and cost structure.

Basis of preparation

These interim financial statements have been prepared in accordance with U.S. GAAP. They reflect all adjustments which in the opinion of management are necessary for a fair statement of the results for the periods presented.

The accounting policies have been consistently applied with those of the carve-out financial statements for the year ended December 31, 2006. Because all of the disclosures required for annual financial statements are not included, these carve-out interim financial statements should be read in conjunction with the audited Predecessor Group’s carve-out financial statements of the company for the year ended December 31, 2006.

The statements of income for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

Unaudited pro forma earnings per share

Unaudited pro forma earnings per share gives effect to the estimated number of shares the proceeds of which would be required to fund the deemed distribution to CMA CGM. The estimated total number of shares includes 5.1 million assumed to be issued to fund the deemed distribution to CMA CGM of $102.0 million (which represents the excess of the $573.0 million purchase consideration of our 12 vessels over their carrying amount of $471.0 million as of June 30, 2007), assuming an initial public offering price of $20.00 per share. Unaudited pro forma earnings per share have been calculated by dividing the net income for the six-month period ended June 30, 2007 by the estimated shares assumed to be issued to fund the deemed distribution.

Unaudited pro forma balance sheet

Unaudited pro forma balance sheet has been presented to reflect the planned distribution to CMA CGM amounting to $102.0 million, which represents the excess of the $573.0 million purchase consideration of our 12 vessels over their carrying amount of $471.0 million as of June 30, 2007.

Predecessor Carve-Out Financial Statements

Notes to the Interim Financial Statements (Continued)

2.

Voyage receivables

Voyage receivables are composed of the following:

	June 30,	December 31,
	2007	2006
Receivables from customers, net	$2.5	$2.3
Receivables from shipping agencies, net	27.8	24.9
Voyage receivables	$30.4	$27.2
of which allowances	$(0.1)	$(0.1)

3.

Vessels

Vessels can be analyzed as follows:

	June 30,	December 31,
	2007	2006
Vessels owned:
Cost	$337.3	$332.6
Accumulated depreciation	(54.3)	(46.4)
	$283.0	$286.2

On June 30, 2007, CMA CGM made a $37.1 million deposit for two newbuildings to be acquired by the Group. These deposits are presented in the balance sheet within other assets.

Variations in cost of vessels and advances made to shipyards for vessels under construction are presented below:

	June 30,	December 31,
	2007	2006
Cost of vessels at opening balance	$332.6	$205.5
Acquisition in cash	—	114.2
Foreign currency translation adjustment	4.7	12.9
Cost of vessels at closing balance	$337.3	$332.6

Variations in accumulated depreciation of vessels are analyzed as follows:

	June 30,	December 31,
	2007	2006
Accumulated depreciation at opening balance	$332.6	$205.5
Depreciation	(7.3)	114.2
Foreign currency translation adjustment	(0.6)	12.9
Accumulated depreciation at closing balance	$324.7	$332.6

Predecessor Carve-Out Financial Statements

Notes to the Interim Financial Statements (Continued)

4.

Long-term debt

Long-term debt is summarized as follows.

	June 30,	December 31,
	2007	2006
Debt payable to banks, at Libor USD + 95 b.p. to 270 b.p.	$53.6	$57.5
Debt payable to banks, at Libor USD + 140 b.p.	24.1	25.1
Debt payable to banks, at Libor USD + 125 b.p.	61.7	56.6
Total long-term debt	139.4	139.2
Less current installments of long-term debt	19.8	17.8
Long-term debt	$119.7	$121.3

The aggregate amounts of principal maturities of debt outstanding at June 30, 2007, for the five subsequent years are as follows:

Year ending 2007	$19.8
2008	19.8
2009	19.8
2010	19.8
2011	19.8
Thereafter	40.4
Long-term debt	$139.4

5.

Voyage payables

Voyage payables are detailed below:

	June 30,	December 31,
	2007	2006
Payables to suppliers	$15.4	$13.4
Payables to shipping agencies	7.2	6.3
Voyage payables	$22.7	$19.6

6.

Derivatives financial instruments

The fair value of derivative financial instruments contracted by the Group is presented as follows:

	June 30,	December 31,
	2007	2006
Net fair value of bunker cost hedging instruments:
Qualifying to cash flow hedge	$0.2	$(0.4)
Not qualifying to cash flow hedge	6.4	9.9
	$6.6	$9.5
of which presented in ‘‘Other assets’’	25.4	24.7
of which presented in ‘‘Other liabilities’’	18.8	15.3

7.

Subsequent event

There are no significant events to be reported subsequent to June 30, 2007.

Report of Independent Accountants

To the Supervisory Board and the Shareholders
CMA CGM S.A.

In our opinion, the accompanying combined balance sheets and the related combined statements of income, statements of cash flows, and statements of group equity present fairly, in all material respects, the financial position of Delmas vessels and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

/s/ PricewaterhouseCoopers

July 31, 2007

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers — 92200 Neuilly-sur-Seine, France

Delmas Vessels Combined Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed time charters rather than short-term bare boat charters.

Delmas Vessels’ Combined Balance Sheets
(in millions)

	December 31,
Assets	2005	2004
Current assets:
Cash and cash equivalents	$—	$0.5
Charter receivables	3.5	3.5
Total current assets	3.5	4.0
Vessels:
Vessels, at cost	127.8	127.8
Less accumulated depreciation	(17.5)	(12.4)
Total vessels	110.3	115.4
Total Assets	$113.8	$119.4

	December 31,
Liabilities and Group equity	2005	2004
Current liabilities:
Current installments of long-term debt	$—	$77.1
Account payables	—	—
Short term related party financing	93.3	0.5
Total current liabilities	93.3	77.7
Long-term debt	—	—
Long-term related party financing	—	25.6
	—	25.6
Group equity:
Share capital – no par value	—	—
Reserves	16.1	11.8
Net income	4.3	4.3
Total Group equity	20.5	16.1
Total Liabilities and Group equity	$113.8	$119.4

The accompanying notes are an integral part of these financial statements

Delmas Vessels Combined Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed time charters rather than short-term bare boat charters.

Delmas Vessels’ Combined Statements of Income
(in millions)

	December 31,
	2005	2004
Bare-boat charter revenues:	$13.8	$13.9
Operating expenses:
Depreciation	(5.1)	(5.1)
General and administrative expenses	(0.1)	(0.1)
Total operating expenses	(5.3)	(5.3)
Operating income	8.5	8.7
Interest expense	(4.2)	(4.4)
Income before income taxes	4.3	4.3
Taxes on income	—	—
Net income	$4.3	$4.3

The accompanying notes are an integral part of these financial statements.

Delmas Vessels Combined Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed time charters rather than short-term bare boat charters.

Delmas Vessels’ Combined Statement of Cash Flows
(in millions)

	December 31,
	2005	2004
Cash flows from operating activities:
Net income	$4.3	$4.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5.1	5.1
Changes in operating assets and liabilities	—	(0.2)
Net cash provided by operating activities	9.5	9.2
Cash flows from financing activities:
Related party financing	67.1	0.6
Repayments of long-term debt	(77.1)	(9.3)
Net cash used for financing activities	(10.0)	(8.8)
Net (decrease) increase in cash and cash equivalents	$(0.5)	$0.5
Supplementary information:
Interest expense paid	(4.2)	(4.4)
Taxes paid	—	—

The accompanying notes are an integral part of these financial statements.

Delmas Vessels Combined Financial Statements

The financial statements are not representative of the Company’s future operations since the Company will lease the vessels in the initial and contracted fleet under long-term fixed time charters rather than short-term bare boat charters.

Delmas Vessels’ Combined Statements of Group Equity
(in millions)

	Share capital	Reserves	Net income	Total Group equity
Balance as of December 31, 2003	$—	$7.5	$4.3	$11.8
Allocation of prior year net income	—	4.3	(4.3)	—
Net income for the period	—	—	4.3	4.3
Balance as of December 31, 2004	—	11.8	4.3	16.1
Allocation of prior year net income	—	4.3	(4.3)	—
Net income for the period	—	—	4.3	4.3
Balance as of December 31, 2005	$—	$16.1	$4.3	$20.5

The accompanying notes are an integral part of these financial statements.

Delmas Vessels Combined Financial Statements

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.    Nature of operations and summary of significant accounting policies

Description of business

On January 1, 2006, CMA CGM S.A., or CMA CGM, acquired from the Bolloré Group, or Bolloré, a certain number of vessels which were mainly chartered out bare-boat to Delmas S.A.S., or Delmas. Delmas, a French shipping operating company, was acquired simultaneously by CMA CGM S.A.

Basis of presentation

These combined financial statements have been prepared to reflect the financial position and results of operations of the listed ships below, or the Delmas vessels or the Company, previously owned by Bolloré Group and acquired by CMA CGM S.A.

The following table provides details of the Company’s vessels included in these combined financial statements.

Vessel	Capacity in TEUs	Flag state	Year built	Year of acquisition by the Group	Current financing
Marie Delmas	2,207	Bahamas	2002	2002	Bank debt
Julie Delmas	2,207	Bahamas	2002	2002	Bank debt
Kumasi	2,207	Bahamas	2002	2002	Bank debt
MOL Rainbow	2,207	Bahamas	2003	2003	Bank debt

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States, or United States GAAP. The assets, liabilities, results of operations and cash flows relating to the Company were derived from the consolidated historical financial statements of Bolloré. The vessels were owned by separate legal entities, as such specific identification was possible, and revenue and expenses were directly identifiable.

Charter revenue represents charter fees charged to Delmas and certain of its subsidiaries. For the purpose of these combined financial statements, they are considered as external sales.

Share capital and reserves correspond to the combination of share capital and reserves of the four separate legal entities owning the vessels.

Interest expenses are calculated on bank loans and intercompany financing.

Unless otherwise stated, all amounts are presented in millions of United States dollars, the functional currency of the Company. The Company did not enter into any derivative instruments.

Significant accounting policies

Use of estimates

The preparation of combined financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. Actual results could differ from those estimates.

Vessels

Vessels are recorded at the historical acquisition or manufacturing cost, less accumulated depreciation and impairment loss, if any. Borrowing costs incurred for the construction of vessels are capitalized during the construction period. No interest was capitalized in the years ended December 31, 2005 and 2004 as no vessel was under construction during these periods. Under the Company’s bare-boat agreements, maintenance costs and drydock expenditures are born by the charterer of the vessel.

Delmas Vessels Combined Financial Statements

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Valuation of long-lived assets

Vessels held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. This assessment is made at the vessel level to the extent the estimated undiscounted future cash inflows attributable to the vessel, less estimated undiscounted future cash outflows, are less than the carrying amount, the vessels would be written down to their fair value.

Cash and cash equivalents

Cash and cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

Revenue recognition and related expenses

Revenues from bare-boat charters are accounted for as operating leases and are thus recognized ratably over the rental period of such charters, as services performed.

Concentration of credit risk

The revenue is generated with entities operating Delmas lines. The carrying value of charter receivables approximates their fair value.

Taxes on income

The Company was operating in jurisdictions that were not subject to income tax.

2.

Vessels

Variations in accumulated depreciation of vessels are analyzed as follows:

	December 31,
	2005	2004
Accumulated depreciation at opening balance	(12.4)	(7.3)
Depreciation	(5.1)	(5.1)
Accumulated depreciation at closing balance	(17.5)	(12.4)

3.

Long-term debt and related party financing

In 2004, Bolloré granted financing to the benefit of the Company under a loan with a payment in June 2010 through a single installment. This loan bore interest at 2%.

In 2004 and 2005, third-party long-term debt bore interest at Libor, plus 100 b.p.

In 2005, immediately prior to the sale to CMA CGM, the Company terminated all outstanding bank loans in the context of this transaction. The termination of these loans did not result in any anticipation payment penalty. The financing was obtained from Bolloré through a bridge facility that bore interest at 2%. Bare-boat charter agreements with Delmas lines were terminated prior to the sale to CMA CGM.

4.

Other related party transactions

For the period presented, vessels are exclusively chartered out to Delmas.

5.

Subsequent events

On January 1, 2006, CMA CGM acquired from Bolloré the vessels which comprise the fleet of the Company for an amount of $107.4 million.

Report of Independent Registered Public Accounting Firm

To the Board of Director
Global Ship Lease Inc.

In our opinion, the accompanying balance sheets present fairly, in all material respects, the financial position of Global Ship Lease Inc. at June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

[PricewaterhouseCoopers (signed)]

October 22, 2007

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers — 92200 Neuilly-sur-Seine, France

Financial Statements of Global Ship Lease, Inc.

Global Ship Lease, Inc. Balance Sheet as of June 30, 2007
(in $)

June 30, 2007
Current assets:
Cash and cash equivalents	$100
Total assets	100

June 30, 2007
Stockholders’ equity:
Common stock ($0.01 par value; 100 common shares authorized; 100 common shares issued and outstanding)	1
Paid-in additional capital	99
Total Stockholders’ equity	$100

The accompanying notes are an integral part of these financial statements.

Financial Statements of Global Ship Lease, Inc.

Notes to Financial Statements

1.

Description of business

Global Ship Lease, Inc. (‘‘the Company’’) was incorporated in the Republic of the Marshall Islands on May 3, 2007. The Company is a wholly owned subsidiary of CMA CGM S.A. (‘‘CMA CGM’’), a privately owned company incorporated in France. The Company issued 100 common shares, par value $0.01 per share, for a capital contribution of $100.00.

The Company was formed for the purpose of conducting an initial public offering of the Company’s common shares and acquiring a fleet of container shipping vessels from CMA CGM. The completion of the purchase of the Company’s initial fleet, comprised of 10 secondhand vessels and one newbuilding is expected to take place within 10 business days of the closing of this public offering with one additional newbuilding expected to be purchased in December 2007. Three further secondhand vessels and one further newbuilding will be acquired from CMA CGM and are scheduled for delivery in December 2008. Finally, the Company will also acquire an additional secondhand vessel from CMA CGM which is scheduled for delivery in July 2009.

The Company expects to finance the acquisition of its fleet through the net proceeds of its initial public offering, the issuance of common shares to CMA CGM and borrowings under the Company’s credit facility.

The Company will charter these vessels to CMA CGM under long-term fixed rate charters for minimum terms ranging from five to 17 years from the delivery date. The charters will commence on the closing of the purchase of the vessels. The Company will also enter into ship management agreements with CMA Ship Management for the technical management of the Company’s vessels.

2.

Significant accounting policies

As of June 30, 2007, all external and internal costs relating to the public initial offering and the arrangement of the Company’s borrowing are born by CMA CGM. If the offering is successful, CMA CGM will pass on these costs to the Company.

As of June 30, 2007, costs born by CMA CGM relating to the initial public offering and the arrangement of Company’s borrowing amount to $1.0 million. They include costs relating to legal advisor fees for the initial public offering ($0.6 million), audit fees ($0.3 million) and other legal advisor fees for the borrowing arrangement ($0.1 million).

If the initial public offering is successful, any costs that will be transferred by CMA CGM to the Company and that will directly be attributable to the issuance of shares and that would not have been incurred if the Company had not issued such shares, will be reported as a reduction of the amounts paid-in to equity. Incremental costs generally include agents fees and other external costs directly attributable, but exclude internal costs and marketing costs, including those related to the road show, which will be expensed as incurred.

If the initial public offering is successful, any incremental costs that will be transferred by CMA CGM to the Company that are directly attributable to the arrangement of debt will be deferred and amortized to interest expense over the term of the debt using the effective interest method. Incremental costs generally include fees and commissions paid to the banks and advisers fees, but exclude allocations of internal administrative costs, which will be expensed as incurred.

Through and including , 2007 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common shares, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Unless otherwise defined, all capitalized terms contained in this Part II shall have the meaning described to them in this prospectus, which forms a part of the registration statement. Global Ship Lease, Inc. is sometimes referred to in this Part II as the ‘‘Registrant.’’

Item 6.    Indemnification of Directors and Officers.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers.

Following this offering, we will enter into indemnification agreements with our directors and officers pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Section 60 of the Business Corporations Act of the Marshall Islands entitled ‘‘Indemnification of directors and officers’’ provides as follows:

(1)    Actions not by or in right of the corporation.     A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)    Actions by or in right of the corporation.     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)    When director or officer successful.     To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)    Payment of expenses in advance.     Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)    Indemnification pursuant to other rights.     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)    Continuation of indemnification.     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)    Insurance.     A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.    Recent Sales of Unregistered Securities.

We were incorporated under the laws of the Marshall Islands on May 3, 2007 under the name Global Ship Lease, Inc. We issued 100 of our common shares, par value $0.01 per share, to CMA CGM S.A. in consideration of a capital contribution of $100.00 by it on May 21, 2007. That private placement was exempt from registration under the Securities Act of 1933, pursuant to Section 4(2) thereof because the issuance did not involve a public offering of securities.

Item 8.    Exhibits and Financial Statement Schedules.

Exhibit	Description
1.1*	Underwriting Agreement.
3.1**	Amended and Restated Articles of Incorporation of Global Ship Lease, Inc.
3.2**	Amended and Restated Bylaws of Global Ship Lease, Inc.
4.1*	Specimen of Share Certificate of Global Ship Lease, Inc.
5.1**	Legal opinion of Reeder & Simpson, P.C. as to the validity of the common shares.
8.1**	Opinion of Orrick, Herrington & Sutcliffe LLP with respect of certain tax matters.
8.2**	Opinion of Reeder & Simpson, P.C. with respect of certain tax matters.
10.1**	Form of Employment Agreement between Ian J. Webber and Global Ship Lease Services Limited.
10.2**	Form of Employment Agreement between Susan J. Cook and Global Ship Lease Services Limited.
10.3**	Registration Rights Agreement between Global Ship Lease, Inc. and CMA CGM S.A.
10.4**	Lock-Up Agreement among Global Ship Lease, Inc. and certain of its officers, directors and shareholders.
10.5**	Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A.
10.6**	Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C.

Exhibit	Description
10.7**	Form of Shareholder Rights Agreement between Global Ship Lease, Inc. and American Stock Transfer & Trust Company.
10.8*	2007 Equity Incentive Plan of Global Ship Lease, Inc.
10.9*	Credit Facility between Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citibank International Plc and HSH Nordbank AG.
10.10**	Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto.
10.11**	Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc.
10.12**	Form of Charter Agreement entered into by a Subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its Subsidiaries.
10.13**	Form of Ship Management Agreement entered into by CMA Ship Management and a Subsidiary of Global Ship Lease, Inc.
10.14**	Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ship Management.
10.15**	Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its subsidiaries.
10.16**	Global Expense Agreement between CMA Ship Management and Global Ship Lease, Inc.
10.17**	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers.
10.18**	Preemptive Rights Agreement between Global Ship Lease, Inc. and CMA CGM S.A.
10.19*	Indemnification Agreement by CMA CGM S.A. to Global Ship Lease, Inc.
21**	Subsidiaries of Global Ship Lease, Inc.
23.1	Consent of PricewaterhouseCoopers Audit, Neuilly-sur-Seine, France regarding CMA CGM S.A.
23.2	Consent of PricewaterhouseCoopers Audit, Neuilly-sur-Seine, France regarding Delmas S.A.S.
23.3	Consent of PricewaterhouseCoopers Audit, Neuilly-sur-Seine, France regarding Global Ship Lease, Inc.
23.4	Consent of Drewry Shipping Consultants Limited.
23.5**	Consent of William A. O’Neil, as director nominee.
23.6**	Consent of Knud E. Stubkjær, as director nominee.
23.7**	Consent of Jeffrey D. Pribor, as director nominee.
23.8**	Consent of Thomas A. Lister, as officer nominee.
24.1**	Power of Attorney (included on signature page).

*

To be filed by amendment.

**

Previously filed.

Item 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or its controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 6, 2007.

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated on November 6, 2007:

Signature	Title(s)
/s/ Ian J. Webber	Chief Executive Officer (Principal Executive Officer)
Ian J. Webber
*	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Susan J. Cook
*	Director
Ib Fruergaard
*	Director
Flemming R. Jacobs

*By:

/s/ Ian J. Webber
Ian J. Webber
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on November 6, 2007.

PUGLISI & ASSOCIATES
By:	/s/ Donald J.Puglisi
Managing Director Authorized Representative in the United States

LIST OF EXHIBITS

Exhibit	Description
1.1*	Underwriting Agreement.
3.1**	Amended and Restated Articles of Incorporation of Global Ship Lease, Inc.
3.2**	Amended and Restated Bylaws of Global Ship Lease, Inc.
4.1*	Specimen of Share Certificate of Global Ship Lease, Inc.
5.1**	Legal opinion of Reeder & Simpson, P.C. as to the validity of the common shares.
8.1**	Opinion of Orrick, Herrington & Sutcliffe LLP with respect of certain tax matters.
8.2**	Opinion of Reeder & Simpson, P.C. with respect of certain tax matters.
10.1**	Form of Employment Agreement between Ian J. Webber and Global Ship Lease Services Limited.
10.2**	Form of Employment Agreement between Susan J. Cook and Global Ship Lease Services Limited.
10.3**	Registration Rights Agreement between Global Ship Lease, Inc. and CMA CGM S.A.
10.4**	Lock-Up Agreement among Global Ship Lease, Inc. and certain of its officers, directors and shareholders.
10.5**	Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A.
10.6**	Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C.
10.7**	Form of Shareholder Rights Agreement between Global Ship Lease, Inc. and American Stock Transfer & Trust Company.
10.8*	2007 Equity Incentive Plan of Global Ship Lease, Inc.
10.9*	Credit Facility between Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citibank International Plc and HSH Nordbank AG.
10.10**	Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto.
10.11**	Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc.
10.12**	Form of Charter Agreement entered into by a Subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its Subsidiaries.
10.13**	Form of Ship Management Agreement entered into by CMA Ship Management and a Subsidiary of Global Ship Lease, Inc.
10.14**	Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ship Management.
10.15**	Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries.
10.16**	Global Expense Agreement between CMA Ship Management and Global Ship Lease, Inc.

Exhibit	Description
10.17**	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers.
10.18**	Preemptive Rights Agreement between Global Ship Lease, Inc. and CMA CGM S.A.
10.19*	Indemnification Agreement by CMA CGM S.A. to Global Ship Lease, Inc.
21**	List of Subsidiaries of Global Ship Lease, Inc.
23.1	Consent of PricewaterhouseCoopers Audit, Neuilly-sur-Seine, France regarding CMA CGM S.A.
23.2	Consent of PricewaterhouseCoopers Audit, Neuilly-sur-Seine, France regarding Delmas S.A.S.
23.3	Consent of PricewaterhouseCoopers Audit, Neuilly-sur-Seine, France regarding Global Ship Lease, Inc.
23.4	Consent of Drewry Shipping Consultants Limited.
23.5**	Consent of William A. O’Neil, as director nominee.
23.6**	Consent of Knud E. Stubkjær, as director nominee.
23.7**	Consent of Jeffrey D. Pribor, as director nominee.
23.8**	Consent of Thomas A. Lister, as officer nominee.
24.1**	Power of Attorney (included on signature page).

* To be filed by amendment.

**

Previously filed.